As filed with the Securities and Exchange Commission on August 1, 2005

Registration No. 333-126417

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2 TO

FORM F-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CHUNGHWA TELECOM CO., LTD.

(Exact name of Registrant as specified in its charter)

Republic of China	Not Applicable
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

21-3 Hsinyi Road, Section 1, Taipei,

Taiwan, Republic of China

(886-2) 2344-5488

(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System

111 Eighth Avenue, 13th Floor

New York, New York 10011

(212) 894-8400

(Name, address, and telephone number of agent for service)

With copies to:

Chris K.H. Lin, Esq. Simpson Thacher & Bartlett LLP 7th Floor, ICBC Tower 3 Garden Road Central, Hong Kong 852-2514-7600	William Y. Chua, Esq. Sullivan & Cromwell LLP 28th Floor Nine Queen’s Road Central Hong Kong 852-2826-8688

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this Registration Statement becomes effective.

If only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Unit(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Common Shares, par value NT$10 per share(4)	1,640,113,000	US$2.201	US$3,609,888,713	US$424,897.00

(1)	Includes common shares represented by American depositary shares initially offered and sold outside the United States that may be resold from time to time inside the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public, and also includes offering price of 96,477,760 common shares represented by 9,647,776 American depositary shares that may be purchased by the underwriters pursuant to an option to purchase additional American depositary shares. The common shares are not being registered for the purpose of sales outside the United States.
(2)	Estimated solely for the purpose of determining the amount of the registration fee in accordance with Rule 457(c) under the Securities Act of 1933 and calculated on the basis of the average of the high and the low prices of the American depositary shares representing the common shares on the New York Stock Exchange on July 27, 2005.
(3)	Of the registration fee, $330,030.80 was previously paid in connection with the initial registration statement, $73,091.70 was paid on or about July 18, 2005 in anticipation of Amendment No. 1 to this Registration Statement and the balance of $21,774.50 was paid on or about July 28, 2005 by reduction of the amount standing to the credit of the Registrant in its account with the Securities and Exchange Commission.
(4)	American depositary shares evidenced by American depositary receipts issuable upon deposit of the common shares registered hereby have been registered pursuant to a separate registration statement on Form F-6 filed with the Commission on July 15, 2003 (File No. 333-106416). Each American depositary share represents the right to receive ten common shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

Subject to Completion. Dated August 1, 2005.

Chunghwa Telecom Co., Ltd.

(Incorporated as a company limited by shares in the Republic of China)

125,420,424 American Depositary Shares

Representing 1,254,204,240 Common Shares

This is a global offering of American depositary shares representing common shares of Chunghwa Telecom Co., Ltd. Each ADS represents ten common shares. The Ministry of Transportation and Communications of the Republic of China, representing the government of the Republic of China, is offering all of the ADSs being offered in this offering. We will not receive any proceeds from the sale of the ADSs. The ADSs are not being offered in the Republic of China. The ADSs are evidenced by American depositary receipts. The underwriters are expected to offer the ADSs in the United States through their respective selling agents.

Concurrently with this offering of ADSs, the Ministry of Transportation and Communications is separately offering up to 289,431,000 of our common shares in a public auction to be conducted solely within the Republic of China. We will not receive any proceeds from the sale of those shares.

Our ADSs are listed on the New York Stock Exchange under the symbol “CHT.” On July 27, 2005, the last reported sale price for our ADSs on the New York Stock Exchange was US$21.95 per ADS. Our common shares are listed on the Taiwan Stock Exchange under the number “2412.” On July 27, 2005, the closing price for our common shares on the Taiwan Stock Exchange was NT$66.00 per common share, which was equivalent to approximately US$20.68 per ADS at the Federal Reserve noon buying rate of NT$31.91 to US$1.00 in effect on such date.

See “ Risk Factors” beginning on page 8 to read about factors you should consider before buying ADSs.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per ADS	Total
Initial price to public	US$	US$
Underwriting discount	US$	US$
Proceeds, before expenses, to the Ministry of Transportation and Communications	US$	US$

The Ministry of Transportation and Communications has granted to the underwriters an option to purchase up to 9,647,776 additional ADSs at the initial price to public less the underwriting discount.

The underwriters expect to deliver the ADSs through the book-entry transfer facilities of The Depository Trust Company in New York, New York on or about                      , 2005.

Goldman Sachs International	Morgan Stanley	UBS Investment Bank

Prospectus dated                                 , 2005.

All references to “we,” “us,” “our” and “our company” in this prospectus are to Chunghwa Telecom Co., Ltd. All references to “shares” and “common shares” are to our common shares, par value NT$10 per share, and to “ADSs” are to our American depositary shares, each of which represents ten of our common shares. The ADSs are issued under the Deposit Agreement, dated as of July 17, 2003, among Chunghwa Telecom Co., Ltd., The Bank of New York and the holders and beneficial owners from time to time of American Depositary Receipts issued thereunder. All references to “Taiwan” are to the island of Taiwan and other areas under the effective control of the Republic of China. All references to “the government” or “the Republic of China government” are to the government of the Republic of China. All references to the “Ministry of Transportation and Communications” are to the Ministry of Transportation and Communications of the Republic of China. All references to the shareholding of the government or the Ministry of Transportation and Communications in our company after this offering and the concurrent domestic share auction assume that the underwriters’ option to purchase additional ADSs is not exercised. All references to the “Securities and Futures Bureau” are to the Securities and Futures Bureau of the Republic of China or its predecessors, as applicable. “ROC GAAP” means the generally accepted accounting principles of the Republic of China, and “US GAAP” means the generally accepted accounting principles of the United States. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

This prospectus contains translations of certain New Taiwan dollar amounts into U.S. dollar amounts at a specified rate solely for the convenience of the reader. All such translations have been made at the noon buying rate in The City of New York for cable transfers of New Taiwan dollars as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, the translations of New Taiwan dollars into U.S. dollars have been made at the noon buying rate in effect on March 31, 2005, which was NT$31.46 to US$1.00. We make no representation that the New Taiwan dollar or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or New Taiwan dollars, as the case may be, at any particular rate or at all. On July 27, 2005, the noon buying rate was NT$31.91 to US$1.00. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

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PROSPECTUS SUMMARY

In addition to this summary, you should read the entire prospectus carefully, especially the discussion of the risks of investing in our ADSs described under “Risk Factors,” and the other information incorporated by reference in this prospectus, before deciding whether to buy our ADSs.

Business

We are the largest telecommunications service provider in Taiwan and one of the largest in Asia in terms of revenues. As an integrated telecommunications service provider, our principal services include:

•	fixed line services, including local, domestic long distance and international long distance telephone services;

•	wireless services, including cellular and paging services; and

•	Internet and data services, including HiNet, our Internet service provider, asymmetrical digital subscriber line services and leased line services.

As our traditional fixed line business has matured and new technologies have become available, we have pursued new growth opportunities in the cellular and Internet and data services markets. We are focusing on enhancing our leading position in each of our principal lines of business, and expanding into new lines of business such as third generation cellular services. We enjoy leading positions across a number of areas:

•	we are Taiwan’s largest provider of fixed line services in terms of both revenues and subscribers;

•	we are Taiwan’s largest cellular service provider in terms of both revenues and subscribers, and are in the process of rolling out a third generation cellular network;

•	we are Taiwan’s largest broadband Internet access provider as well as Taiwan’s largest Internet service provider in terms of both revenues and subscribers; and

•	we are also a leading player in the data communications market in Taiwan.

In 2004, our revenues were NT$185.2 billion, our net income was NT$50.9 billion and our net income per share was NT$5.28.

We believe that our primary competitive strengths are:

•	Our position as the only integrated, full-service telecommunications service provider in Taiwan.

We are the largest telecommunications service provider in Taiwan, with a leading position in local, domestic long distance and international long distance telephone services, wireless services and Internet and data services. We believe we have a competitive edge over our competitors because of the following factors:

•	our ability to offer a broad range of communications products and services;

•	our broad network coverage;

•	our strong brand awareness, extensive distribution channels and high-quality customer service;

•	our operational expertise; and

•	our comprehensive customer billing infrastructure.

•	Our capital resources and technology, which we believe we can build on to expand our leading position in the growing cellular and Internet and data services markets, including through our continued construction of a third generation cellular network, our Internet protocol-based multimedia on demand services and our rollout of voice over Internet protocol services. We believe we enjoy the following competitive advantages:

•	our established position in growing markets;

•	our strong capital structure;

•	our advanced network technology; and

•	our research and development expertise.

We were established as a company on July 1, 1996 as a result of the separation of the business and regulatory functions of the Directorate General of Telecommunications. The Ministry of Transportation and Communications, on behalf of the Republic of China government, currently owns approximately 64.85% of our outstanding common shares, and will own approximately 48.85% of our outstanding common shares upon the completion of this offering and the concurrent public auction of our common shares within the Republic of China. Through other government-controlled entities, the Republic of China government currently owns an additional 0.44% of our outstanding common shares.

Under Republic of China laws, rules and regulations, we will be deemed to be a state-owned enterprise until the government, together with any entity majority-owned by the government, holds less than 50% of our outstanding common shares. When we refer to our “privatization” or our being “privatized” in this prospectus, we mean our status as a non-state-owned entity after the government reduces its ownership of our outstanding common shares, including our common shares owned by entities majority-owned by the government, to less than 50%. The government has publicly announced its intention to reduce its ownership in our company to less than 50% by December 31, 2005.

As the government currently owns more than 50% of our outstanding common shares, our business and operations are subject to extensive regulations under the applicable Republic of China laws, rules and regulations. In the event we are privatized as a result of this offering and the concurrent public auction of our common shares within the Republic of China, we will no longer be subject to the comprehensive regulations governing the affairs of state-owned enterprises in the Republic of China. We cannot assure you, however, that we will in fact be privatized upon the completion of this offering and the concurrent public auction of our common shares in Taiwan, or that our privatization will be completed by the government’s target date or at all. Moreover, as a telecommunications service provider in Taiwan, we will continue to be subject to extensive regulations regardless of whether or not we are privatized.

Implications of Our Privatization

As a state-owned enterprise of the Republic of China, our autonomy is significantly limited by government regulations. We believe that the increased management and operational flexibility resulting from the elimination of these limitations if we are privatized will enable us to more rapidly and efficiently develop our business and respond to changing market conditions, as well as implement cost-saving reforms. Specifically, we believe the benefits arising from our privatization will include:

•	increased responsiveness to developments in the Taiwan telecommunications market;

•	greater flexibility to streamline the procurement of products and services;

•	greater flexibility to implement cost reduction initiatives;

•	new business and partnership opportunities;

•	increased incentives for management and employees; and

•	enhanced flexibility to optimize capital structure.

Applicable government directives require that the Ministry of Transportation and Communications and our company be responsible for making accrued benefit payments to our employees to transition their employment with a state-owned enterprise to that of a private company upon our privatization. As of December 31, 2004, our estimated pension obligations totaled NT$134.9 billion. Of this amount, NT$45.7 billion relates to projected benefits under annuity payments and the six-month portion of severance payments that the Ministry of Transportation and Communications will be responsible for after our privatization. We have funded substantially all of our portion of the estimated amount of the accrued benefit obligations and severance payments due to our employees upon our privatization.

Resolutions Passed by the Legislative Yuan

The Legislative Yuan of the Republic of China passed a resolution on May 30, 2003 that prohibited the selling of our common shares or the increasing of our share capital through negotiated transactions, and that required us to hold ten offers to the general public in Taiwan before we may conduct any sales of our common shares through open tender. The Legislative Yuan passed another resolution on June 10, 2004 that required the government to postpone selling our common shares until after we reach a collective agreement with our labor union on employee benefit issues. Furthermore, on May 27, 2005, the Legislative Yuan passed a resolution that required us to cease all activities relating to a sale of our common shares. On the same day, the Legislative Yuan passed another resolution stipulating that any proposed disposal of government-owned shares may not be carried forward to subsequent fiscal years if the share disposal is not completed within the fiscal year in which the disposal was budgeted for by the government and approved by the Legislative Yuan. While we believe, and have been advised by our special Republic of China counsel, Chang & Chang Law Offices, that this offering and the concurrent public auction of our common shares within the Republic of China, as well as the validity of the related sales of ADSs and common shares, will not be affected by these resolutions, we cannot assure you that one or more third parties will not take legal or other actions to challenge the validity of, or otherwise disrupt, this offering, the concurrent public auction of our common shares within the Republic of China and/or our privatization. Moreover, while we expect to ultimately prevail in any legal or other challenges regarding the validity of this offering, the concurrent public auction of our common shares within the Republic of China and/or our privatization, we cannot assure you that any such challenge would not, pending its resolution, create uncertainties or have other material adverse effects to this offering, the concurrent public auction of our common shares within the Republic of China and/or our privatization, as well as the trading price for our ADSs and common shares.

Corporate and Other Information

Our ADSs have been listed on the New York Stock Exchange, or the NYSE, since July 17, 2003. Our common shares have been listed on the Taiwan Stock Exchange since October 27, 2000. Our principal executive offices are located at 21-3 Hsinyi Road, Section 1, Taipei, Taiwan, Republic of China, and our telephone number is 886-2-2344-5488. Our website is http://www.cht.com.tw. Information contained on our website does not constitute a part of this prospectus. The Bank of New York is the depositary for our ADSs. The depositary’s office is located at 101 Barclay Street, 22nd Floor, New York, New York, 10286, U.S.A., and its telephone number is 1-212-815-2129.

The Offering

Unless otherwise indicated, the information in this prospectus assumes that the underwriters do not exercise the option granted by the Ministry of Transportation and Communications to purchase up to 9,647,776 additional ADSs. Please see “Underwriting.”

Offering price	US$ per ADS

Selling Shareholder	The Ministry of Transportation and Communications of the Republic of China

ADSs offered	125,420,424 ADSs

Option to purchase additional ADSs

The selling shareholder has granted to the underwriters an option, exercisable within four days after the date of this prospectus, to purchase up to 9,647,776 additional ADSs at the public offering price less the underwriting discount.

ADSs outstanding after this offering	236,395,123 ADSs

ADSs	Each ADS represents the right to receive ten common shares, par value NT$10 per share. The ADSs are evidenced by American depositary receipts, or ADRs, issued by the depositary.

Common shares outstanding prior to and after this offering	9,647,724,900 common shares

Concurrent public auction within the Republic of China

Concurrently with this offering, the selling shareholder is separately offering up to 289,431,000 common shares in a public after-hour auction to be conducted on the Taiwan Stock Exchange solely within the Republic of China. The base price will be announced after the bids have been submitted. The common shares to be sold at the public auction may be sold at a discount of up to 8.0% below the prevailing price of our common shares on the Taiwan Stock Exchange.

Trading market for our common shares	The only trading market for our common shares is in Taiwan. Our common shares have been listed on the Taiwan Stock Exchange since October 27, 2000 under the number “2412.”

New York Stock Exchange symbol for the ADSs	“CHT”

Use of proceeds	We will not receive any proceeds from this offering or the concurrent public auction of our common shares within the Republic of China.

Depositary	The Bank of New York

Risk Factors

See “Risk Factors” and the other information contained or incorporated by reference into this prospectus before deciding to invest in our ADSs. In particular, prospective investors should be aware of the considerations discussed under the heading “Risk Factors — We face opposition to our privatization, and this offering may be subject to legal or other challenges.” A valid injunction or other legal proceeding could require or make it advisable for this offering to be halted before completion or for settlement and delivery of the ADSs offered hereby not to take place. Consequently, prospective investors that engage in market trading or other activities in anticipation of and prior to settlement and delivery do so at the risk that settlement and delivery may not occur.

Summary Financial Information

The summary income statement data and cash flow data for the years ended December 31, 2002, 2003 and 2004, and the summary balance sheet data as of December 31, 2002, 2003 and 2004, set forth below are derived from our audited financial statements included in our annual report on Form 20-F incorporated by reference into this prospectus and should be read in conjunction with, and are qualified in their entirety by reference to these financial statements and the related notes. The summary income statement data and cash flow data for the three months ended March 31, 2004 and 2005 and the summary balance sheet data as of March 31, 2005 set forth below are derived from our unaudited financial statements included in our report on Form 6-K submitted to the SEC on July 6, 2005 and incorporated by reference into this prospectus. The summary balance sheet data as of March 31, 2004 set forth below are derived from our unaudited financial statements not included in this prospectus.

	As of or for the year ended December 31,			As of or for the three months ended March 31,
	2002	2003	2004	2004	2005
	(in billions, except per share, percentage and per pro forma ADS information)
	NT$	NT$	NT$	NT$	NT$
	(audited)			(unaudited)

Income Statement Data:
Revenues	179.4	182.5	185.2	45.6	44.5

Operating costs and expenses:
Costs of services(1)	58.1	59.6	60.3	14.5	14.3
Marketing(1)	20.2	20.0	19.3	4.6	4.3
General and administrative(1)	2.7	2.7	2.5	0.7	0.7
Research and development(1)	2.4	2.6	2.5	0.6	0.6
Depreciation and amortization—costs of services	37.9	39.2	38.4	9.6	9.6
Depreciation and amortization—operating expenses	2.4	2.4	2.3	0.6	0.6

Total operating costs and expenses	123.7	126.5	125.3	30.6	30.1

Operating income	55.7	56.0	59.9	15.0	14.4
Other income(2)	2.5	2.2	2.7	0.6	0.9
Other expenses(3)	1.3	0.6	0.4	—	0.1

Income before income tax	56.9	57.6	62.2	15.6	15.2
Income tax	12.8	10.3	11.3	2.7	3.1

Net income	44.1	47.3	50.9	12.9	12.1

Net income per share(4)	4.57	4.90	5.28	1.34	1.25
Net income per pro forma equivalent ADS(5)	45.70	49.04	52.78	13.40	12.51

Balance Sheet Data:
Cash and cash equivalents	7.6	13.5	29.3	28.5	33.2
Property, plant and equipment—net	338.4	329.7	311.6	322.6	305.0
Total assets	428.6	429.7	438.4	439.0	444.2
Total debt	17.7	0.7	0.7	0.7	0.5
Total liabilities	128.6	118.9	119.7	115.1	113.4
Capital stock	96.5	96.5	96.5	96.5	96.5
Total stockholders’ equity	300.0	310.8	318.7	323.9	330.8

Cash Flow Data:
Net cash provided by operating activities	91.3	93.6	91.6	20.1	17.3
Net cash used in investing activities	(55.3)	(32.2)	(32.4)	(5.1)	(13.2)
Net cash provided by (used in) financing activities	(33.0)	(55.5)	(43.4)	—	(0.2)
Capital expenditures	43.3	32.2	22.9	(5.1)	(5.3)

Other:
Cash dividends declared per share	4.00	4.50	4.70
Dividend yield(6)	7.8%	9.1%	7.5%
Net margin(7)	24.6%	25.9%	27.5%	28.3%	27.1%
Total debt to shareholders’ equity(8)	5.9%	0.2%	0.2%	0.2%	0.2%

(1)	Excludes related depreciation and amortization.
(2)	Includes interest income of NT$187 million, NT$100 million and NT$224 million in 2002, 2003 and 2004, respectively, and NT$33 million and NT$82 million in the three months ended March 31, 2004 and 2005, respectively.
(3)	Includes interest expense of NT$171 million, NT$43 million, NT$5 million and NT$0.2 million in 2002, 2003, 2004 and the three months ended March 31, 2005, respectively.
(4)	Net income per share is the same on both an undiluted and a fully diluted basis.
(5)	Each equivalent ADS represents ten of our common shares.
(6)	Dividend yield is calculated as dividends per share declared for the year divided by the price per share at the end of the year, expressed as a percentage.
(7)	Net margin is calculated as net income divided by revenues for the relevant period, expressed as a percentage.
(8)	Total debt to shareholders’ equity is calculated as total debt divided by total shareholders’ equity for the relevant period, expressed as a percentage.

RISK FACTORS

You should carefully consider the risks described below and the other information contained or incorporated by reference in this prospectus before deciding to invest in our ADSs.

Risks Relating to This Offering

We face opposition to our privatization, and this offering may be subject to legal or other challenges.

Certain interested groups in the Republic of China have expressed their opposition to this offering and to our privatization generally. In particular, our labor union held a strike on May 17, 2005 in anticipation of this offering. Our labor union may take further action to disrupt this offering, including commencing legal or other actions in relation to this offering. Moreover, the Legislative Yuan of the Republic of China passed a resolution on May 30, 2003 that prohibited the selling of our common shares or the increasing of our share capital through negotiated transactions, and that required us to hold ten offers to the general public in Taiwan before we may conduct any sales of our common shares through open tender, which we believe refers to the process through which the Ministry of Transportation and Communications selects a winning bidder with whom it enters into a negotiated sale of our shares. The Legislative Yuan passed another resolution on June 10, 2004 that required the government to postpone selling our common shares until after we reach collective agreement with our labor union on employee benefit issues. Furthermore, on May 27, 2005, the Legislative Yuan passed a resolution that required us to cease all activities relating to the sale of our common shares. On the same day, the Legislative Yuan passed another resolution stipulating that any proposed disposal of government-owned shares may not be carried forward to subsequent fiscal years if the share disposal is not completed within the fiscal year in which the disposal was budgeted for by the government and approved by the Legislative Yuan. See “Resolutions Passed By the Legislative Yuan” for a discussion of the impact of these resolutions on our privatization. We cannot assure you that one or more third parties will not take legal or other actions to challenge the validity of, or otherwise disrupt, this offering, the concurrent public auction of our common shares within the Republic of China and/or our privatization. For example, certain legislators have petitioned the Grand Justices of the Republic of China to interpret the Legislative Yuan’s authority to exercise its constitutional budget review power. The petitioning legislators are seeking, among other things, a provisional order to stop our privatization and this offering. On July 29, 2005, the Grand Justices dismissed this petition on both procedural and substantive grounds. We have been advised by our Republic of China counsel that this constitutes a final determination with respect to this petition. However, we have been advised by representatives of our labor union that they may take legal or other actions in this regard. A valid injunction or other proceeding could require or make it advisable for this offering to be halted before completion or for settlement and delivery of the ADSs offered hereby not to take place. Consequently, prospective investors that engage in market trading or other activities in anticipation of and prior to settlement and delivery do so at the risk that settlement and delivery may not occur.

It has also been reported in Taiwanese newspapers that our labor union filed a complaint with the Taipei District Public Prosecutor’s Office on or around June 21, 2005 concerning alleged breaches of trust by the Minister of Transportation and Communications and our chairman for their involvement in the sale of shares by the government. We have not received any notification or otherwise been advised, and we are not aware as to whether the public prosecutor has taken or will take any action in response to the complaint. We cannot assure you that the public prosecutor has not taken, or will not take, any action or that any adverse outcome arising from any such action will not materially and adversely affect us or this offering. For example, if our chairman is convicted, he may become obligated, whether under law or otherwise, to resign from our company. Any loss of our chairman’s service could disrupt our business, damage our reputation, and cause the market price of the ADSs to decline.

Moreover, while we expect to ultimately prevail in any legal or other challenges regarding the validity of this offering, the concurrent public auction of our common shares within the Republic of China and/or our privatization, we cannot assure you that any such challenge would not, pending its resolution, create uncertainties or have other material adverse effects on this offering, the concurrent public auction of our common shares within the Republic of China and/or our privatization, as well as the trading prices for our ADSs and common shares.

In addition, we cannot assure you that the Legislative Yuan, the Control Yuan or other branches of the Republic of China government will not take other actions in the future that will have a material adverse effect on our business, financial condition, results of operations and prospects, as well as materially and adversely affect the trading prices for our ADSs and common shares. Further, we cannot assure you that interested groups opposed to our privatization will not exert pressures that may result in the loss of service of certain members of our senior management. In that event, our business and operations may be materially and adversely affected.

Risks Relating to Our Company and the Taiwan Telecommunications Industry

Our business and operations will be subject to extensive regulations applicable to state-owned enterprises in the Republic of China until the government owns less than 50% of our outstanding common shares.

Since the Republic of China government currently owns more than 50% of our outstanding common shares, our business and operations are subject to extensive regulations under the applicable Republic of China laws, rules and regulations. See “Item 4. Information on the Company — B. Business Overview — Regulation — Laws and Regulations Relating to State-Owned Enterprises and Our Privatization” in our annual report on Form 20-F for the fiscal year ended December 31, 2004 incorporated by reference into this prospectus. For example, as a state-owned enterprise, we are required, subject to limited relief granted by the Ministry of Transportation and Communications, to undergo a lengthy governmental procurement process relating to the acquisition of goods and services. In the past, we have at times been unable to timely expand our business due to delays caused by this process, particularly with respect to the acquisition of equipment. As a result, our ability to rapidly respond to changing market conditions and competition will be limited in comparison to our competitors until we are privatized, our position in the Taiwan telecommunications market may be overtaken by our competitors and our profitability and prospects may be materially and adversely affected. Moreover, we cannot assure you that we will in fact be privatized upon the completion of this offering and the concurrent public auction of our common shares within the Republic of China, or that our privatization will be completed by the government’s target date of December 31, 2005 or at all. For example, if fewer than the total number of ADSs and shares being offered in this offering and the public auction in Taiwan are sold in these offerings, the Republic of China government’s ownership of our shares may still exceed 50% thereafter. See “Underwriting.”

If we fail to maintain a good relationship with our labor union, work stoppages or labor unrest could occur and the quality of our services as well as our reputation could suffer.

We currently have the largest labor union in Taiwan. As of March 31, 2005, substantially all of our employees were members of our principal labor union. Since our incorporation in 1996, we have experienced disputes with our labor union on such issues as employee benefits and retirement benefits in connection with our privatization as well as the right to protest. In particular, our labor union initiated a demonstration in August 2000 to express concerns over job security after our privatization. Furthermore, following our failure to sign the collective agreement proposed by the labor union, the union resolved on December 5, 2004 to hold strikes anytime before our privatization. In anticipation of our possible privatization, the labor union held a strike on May 17, 2005. The labor union also strongly opposes our privatization and has threatened to launch a nationwide strike or take other forms of action to hinder our privatization. In addition, three of our 15 directors, each of whom has been designated by the Republic of China government as a labor union representative on our board, have indicated strong opposition to this offering and our privatization. Any deterioration of our relationship with our labor union could result in work stoppages or worker unrest. Any work stoppage or strike or any threat to take such an action could disrupt our business and operations, and materially and adversely affect the quality of our services and harm our reputation. In addition, we expect the collective agreement with our labor union currently under negotiation will result in our having to incur higher costs in connection with the implementation of certain incentive programs, including employee skill development programs, as well as employee child education funds, company subsidized share purchases by employees, and discretionary, performance-based cash bonuses. We cannot accurately quantify the increase in costs at this time, but we expect that it may be material.

We may not enjoy the benefits of privatization as quickly or at the level that we expect.

As a state-owned enterprise, our autonomy is limited by comprehensive regulations relating to many areas of our operations. In the past, these regulations have adversely affected our business and operations, including restricting our ability to timely expand our business and efficiently manage our workforce. If we are privatized, we expect to enjoy increased management flexibility in implementing measures to improve our cost structure, efficiently operate our business and expand into new businesses. However, we cannot assure you that, in the event we are privatized, we will be successful in achieving the benefits we expect from privatization in a timely manner or at all. Factors that may cause the actual benefits we may enjoy from privatization to deviate materially from our expectations include:

•	adverse developments in our relations with our labor union that affect our costs, including with respect to pension and other benefits, and efficient management of our workforce;

•	costs and inefficiencies associated with replacing employees who retire or depart from our company in connection with our privatization;

•	increased costs with respect to our plans to incentivize employees through contributions to employee child education funds, performance-based cash bonuses and company subsidized purchases by employees of our common shares;

•	changes in regulations affecting us following our privatization; and

•	the speed with which we are able to implement more efficient procurement and other management systems, and the resulting levels of cost savings.

Moreover, we cannot assure you that we will in fact be privatized upon the completion of this offering and the concurrent public auction of our common shares within the Republic of China, or that our privatization will be completed by the government’s target date of December 31, 2005 or at all. In addition, the Republic of China government, through various entities affiliated with the government, engages from time to time in open market purchases of common shares of companies listed on the Taiwan Stock Exchange, and we expect the government to continue this practice after our privatization. We cannot assure you that we would be able to retain our status as a privatized company to the extent that, after our privatization, such open market purchases of our common shares result in the government owning more than 50% of our outstanding common shares. In that event, we may become subject again to comprehensive regulations applicable to state-owned enterprises that would limit our autonomy, restrict our ability to timely expand our business and efficiently manage our workforce. The Law Governing Administration of State-Owned Enterprises defines a state-owned enterprise as a company in which the Republic of China government, together with any entity that is majority-owned by the government, holds more than 50% of the outstanding common shares. This definition applies regardless of whether that company has previously been or has never been a state-owned enterprise.

Our actual pension obligations may be significantly higher than what we have provided for under current actuarial assumptions and may also differ from actual experience, including as a result of events outside our control.

As of December 31, 2004, our estimated pension obligations totaled NT$134.9 billion. Of this amount, NT$45.7 billion relates to projected benefits under annuity payments and the six-month salary portion of severance payments that the Ministry of Transportation and Communications will be responsible for after our privatization. We have provided for our pension obligations by making contributions to our pension plans, and the fair value of our pension plan assets was NT$85.9 billion as of December 31, 2004. We intend to contribute NT$6.1 billion to our pension plans in 2005, of which contributions of NT$2.0 billion have been made in the three months ended March 31, 2005. We determined our estimated pension obligations based on a number of actuarial assumptions, including that we would be privatized by the Republic of China government’s target date of December 31, 2005, that a certain number of our employees would choose to retire upon our privatization and that our pension plan assets would achieve a certain return. To the extent these assumptions are different from actual experience, our actual pension obligations could be significantly increased. Moreover, we cannot assure you that other events outside of our control, such as new laws, rules or regulations or interpretations of existing laws, rules or regulations, would not similarly result in a significant increase in our actual pension obligations. Any increase in our pension obligations could have a material adverse effect on our financial condition and results of operations.

Extensive regulation of our industry may limit our flexibility to respond to market conditions and competition, and our operations may suffer.

As a telecommunications service provider in Taiwan, we are subject to extensive regulation by and under the supervision of the Ministry of Transportation and Communications and the Directorate General of Telecommunications of the Republic of China. We have been designated by the government as a dominant provider of fixed line and cellular services within the meaning of applicable telecommunications regulations, and as a result, we are subject to special additional requirements imposed by the Ministry of Transportation and Communications. For example, the regulation governing setting and changing of tariffs allows non-dominant telecommunications service providers greater freedom to set and change tariffs within the range set by the government. If we are unable to respond effectively to tariff changes by our competitors, then our competitiveness, market position and profitability will be materially and adversely affected. Furthermore, we are subject to the Statute of Chunghwa Telecom Co., Ltd. which, among other things, regulates our employment conditions and the subscription rights of our employees relating to the issuance and sale of our common shares. Our flexibility in the management of our business and operations may be severely limited by this statute, which may further reduce our competitiveness.

The regulatory framework within which we operate may limit our flexibility to respond to market conditions, competition or changes in our cost structure. In particular, future decreases in tariff policies and rates could immediately and substantially decrease our revenues. In addition, we operate our businesses with approvals and licenses granted by the government. If these approvals or licenses are revoked or suspended or are not renewed, or if we are unable to obtain any additional licenses that we may need to operate our business in the manner we desire, then our operations will suffer.

Increasing competition resulting from the ongoing liberalization of the Taiwan telecommunications industry or from alternative means of communication may materially and adversely affect our growth and profitability by causing us to lose customers, charge lower tariffs or spend more on marketing.

We have faced increasing competition from new entrants in the Taiwan telecommunications market in recent years. In particular, the Republic of China government enacted legislation in 1996 that sets the guidelines for competition in the Taiwan telecommunications industry. Multiple licenses to operate fixed line, cellular, paging and other services have been issued since 1996. Since June 2001, three additional operators have begun providing fixed line services, and since August 2001, licenses have been granted to four undersea cable operators to engage in the undersea cable leased-circuit business. In addition, the government awarded third generation cellular services concessions to five companies in February 2002, including two new cellular operators. Since early 2004, the government has also issued four mobile virtual network operator licenses that allow operators without a spectrum allocation to provide cellular services by leasing the network capacity and facilities from a licensed cellular service provider. Local loop unbundling of voice was completed in June 2004, and we are currently negotiating with other service providers on the charges for unbundling for data. While we expect competition to intensify from local loop unbundling, we believe its impact will be limited. Many of our competitors are in alliances with leading international telecommunications service providers and have access to financial and other resources or technologies that may not be available to us. Further, as the government continues to liberalize the telecommunications market, such as through the issuance of new licenses or establishment of additional networks, our market position and competitiveness could be adversely affected.

We may also be subject to competition from providers of new telecommunications services as a result of technological development and the convergence of various telecommunications services. In particular, as a result of technological innovations and other factors, we have been facing competition from alternative means of communication, including voice over Internet protocol, high-speed cable Internet service, cable telephony, e-mail and wireless services. Providers of these products and services include cable television companies, direct broadcast satellite companies and digital subscriber line resellers.

Increasing competition may also cause the rate of our customer growth to reverse or decline, bring about further decreases in tariff rates and necessitate increases in our selling and promotional expenses. Any of these developments could materially and adversely affect our business growth and profitability.

Changes in technology may render our current technologies obsolete or require us to obtain licenses for introducing new services or make substantial capital investments, financing for which may not be available to us on favorable commercial terms.

The Taiwan telecommunications industry has been characterized by rapid increases in the diversity and sophistication of the technologies and services offered. As a result, we expect that we will need to constantly upgrade our telecommunications technologies and services in order to respond to competitive industry conditions and customer requirements. If we fail to develop, or to obtain timely access to, new technologies and equipment, or if we fail to obtain the necessary licenses to provide services using these new technologies, then we may lose our customers and market share and become less profitable. For example, we recently began offering multimedia on demand services on a limited basis. Although we were not, and are not, in compliance with some applicable ownership restrictions under the Cable Radio and Television Law of the Republic of China, we were nevertheless granted a cable operator license by the Government Information Office. However, we cannot assure you that fines will not be imposed and our cable operator license will not be revoked. Moreover, our plans to introduce voice over Internet protocol telephone services have also been delayed because the applicable regulatory authority has not issued the requisite approvals to any operator.

In addition, the cost of implementing new technologies, upgrading our networks or expanding capacity could be significant. In particular, we have made and will continue to make substantial capital expenditures in the near future in order for us to effectively respond to technological changes, such as the introduction of a third-generation cellular telecommunications platform. We will also need to make additional capital expenditures relating to the launch of new businesses, including multimedia on demand, asymmetrical digital subscriber line services, fiber-to-the-building services and voice over Internet protocol services, and the implementation of a network modernization program, including the planned migration of our fixed line networks to Internet protocol next generation networks. To the extent these expenditures exceed our cash resources, we will be required to seek additional debt or equity financing. Our ability to obtain additional financing on favorable commercial terms will depend on a number of factors. These factors include our financial condition, results of operations and cash flows, prevailing economic conditions in Taiwan and the prevailing market conditions in the Taiwan telecommunications industry, the cost of financing and conditions in the financial markets, and the issuance of relevant government and other regulatory approvals.

The failure to obtain funding for our capital expenditures on commercially acceptable terms and on a timely basis, or at all, could jeopardize our expansion plans and materially and adversely affect our business, competitive position and prospects.

We may not realize the benefits we expect from our investments, which may materially and adversely affect our business, financial condition, results of operations and prospects.

We have made significant capital investments in our network infrastructure and information technology systems to provide the services we offer. In 2004, we had capital expenditures in relation to our network infrastructure and information technology systems of NT$22.9 billion. Of this amount, we had capital expenditures of NT$5.0 billion in our fixed line services, NT$5.5 billion in our cellular services, NT$11.6 billion in our Internet and data services and NT$0.8 billion in other areas. In order to continue to develop our business and offer new and more sophisticated services, we intend to continue to invest in these areas as well as new technologies. The launch of new and commercially viable products and services is important to the success of our business. We expect to incur substantial capital expenditures to further develop our range of services and products. Commercial acceptance by consumers of new and more sophisticated services we offer may not occur at the rate or level expected, and we may not be able to successfully adapt these services to effectively and economically meet customers’ demands, thus impairing our expected return from our investments.

We cannot assure you that services enabled by new technologies we implement, such as third generation cellular technology, will be accepted by the public to the extent required to generate an acceptable rate of return. In addition, we face the risk of unforeseen complications in the deployment of these new services and technologies, and we cannot assure you that our estimate of the necessary capital expenditure to offer such services will not be exceeded.

New services and technologies may not be developed and/or deployed according to expected schedules or may not achieve commercial acceptance or be cost effective. The failure of any of our services to achieve commercial acceptance could result in additional capital expenditures or a reduction in profitability to the extent that we are required under the applicable accounting standards to recognize a charge for the impairment of assets. Any such charge could materially and adversely affect our financial condition and results of operations.

We may also from time to time make equity investments in companies, but we cannot assure you of their profitability. For example, Chunghwa Investment Co., Ltd, a company in which we hold a 49% interest and which we account for using the equity method, suffered losses in 2004. As a result, the carrying value of Chunghwa Investment in our financial statements was reduced from NT$987 million in 2003 to NT$930 million in 2004. These losses were partially attributable to the write-off of certain short-term investments in the amount of NT$80 million that were not authorized by Chunghwa Investment, but were made by the then chairman of Chunghwa Investment, Mr. Jing-Biao Hu, who was removed from office on December 31, 2004. In addition, another of our investments, the Taipei Financial Center Corporation, in which we hold an 11.8% interest and which we account for using the cost method, has only recently commenced commercial operations after completion of construction in December 2004 of Taipei 101, which it owns and which is the tallest building in Taiwan. Accordingly, it has yet to achieve profitability. We cannot assure you that any unprofitable equity investments will not materially or adversely affect our results of operations or financial condition.

Our ability to deliver services may be interrupted due to a systems failure or shutdown in our networks.

Our services are currently carried through our fixed line and cellular telecommunications networks, as well as through our transmission networks comprised of optical fiber cable, microwave, submarine cable and satellite transmission links. Our networks may be vulnerable to damage or interruptions in operations due to adverse weather conditions, earthquakes, fires, power loss, telecommunications failures, software flaws, transmission cable cuts or similar events. Any failure of our networks, servers, or any link in the delivery chain that results in an interruption in our operations or an interruption in the provision of any of our services, whether from operational disruption, natural disaster, military or terrorist activity, or otherwise, could damage our ability to attract and retain subscribers and materially and adversely affect our financial condition, results of operations and prospects.

If new technologies adopted by us do not perform as expected, or if we are unable to effectively deliver new services based on these technologies in a commercially viable manner, our revenue growth and profitability will decline.

We are pursuing a number of new growth opportunities in the broader telecommunications industry, including wireless data services, multimedia on-demand services and voice over Internet protocol services. These opportunities involve new services for which there are no proven markets. Our ability to deploy and deliver these services will depend, in many instances, on new and unproven technologies. These new technologies, such as third generation cellular telecommunications technologies, may not perform as expected or generate an acceptable rate of return. In addition, we may not be able to successfully develop new technologies to effectively and economically deliver these services, or be able to compete successfully in the delivery of telecommunications services based on new technologies. Furthermore, the success of our wireless data services is substantially dependent on the availability of wireless data applications and devices that are being developed by third-party developers. These applications or devices may not be sufficiently developed to support the deployment of our wireless data services. If we are unable to deliver commercially viable services based on the new technologies that we adopt, then our revenue growth and profitability, as well as our financial condition and results of operations, will be materially and adversely affected.

We depend on select personnel and could be affected by the loss of their services.

We depend on the continued service of our executive officers and skilled technical and other personnel. Our business could suffer if we lose the services of any of these personnel and cannot adequately replace them. In particular, we are not insured against the loss of any of our personnel. Moreover, we may be required to increase substantially the number of these employees in connection with any expansion, and there is intense competition for experienced personnel in the Taiwan telecommunications industry. We may not be able to either retain our present personnel or attract additional qualified personnel as and when needed. In addition, we may need to increase employee compensation levels in order to attract and retain personnel. Based on a survey conducted among employees who are eligible to retire on the date of our privatization, we estimate that approximately 800 employees may leave upon our privatization. We cannot assure you that the loss of the services of these employees or other employees through stoppages or labor unrest would not disrupt our business and operations, and materially and adversely affect the quality of our services and harm our reputation.

Our largest shareholder may take actions that conflict with our public shareholders’ best interests.

As of April 20, 2005, the most recent practicable date, the Republic of China government, through the Ministry of Transportation and Communications and other government-controlled entities, owns approximately 65.29% of our outstanding common shares, and will own 49.29% of our outstanding common shares after the completion of this offering and the concurrent public auction of our common shares within the Republic of China. Accordingly, the government continues to have the ability to control our business, including matters relating to:

•	any sale of all or substantially all of our assets;

•	the approval of our annual budget;

•	the composition of our senior management;

•	the timing and distribution of dividends; and

•	the election of a majority of our directors and supervisors.

In addition, under the Republic of China Telecommunications Act and our articles of incorporation, the Ministry of Transportation and Communications has the right to subscribe for two preferred shares when the Republic of China government’s ownership of our outstanding common shares falls below 50%. The Ministry of Transportation and Communications, as the holder of these preferred shares, will have the right to veto any change in our name or our business and any transfer of a substantial part of our business or property. These preferred shares, if issued, will be redeemed by us three years after the date of their issuance at their par value. We understand that the Ministry of Transportation and Communications intends to subscribe for these shares if we are privatized as a result of this offering and the concurrent domestic share auction.

The value of your investment may be reduced by future sales of our ADSs or common shares by us, by the Republic of China government or by other shareholders.

Except for the sale of ADSs to the underwriters in this offering and the concurrent public auction of our common shares within the Republic of China, we and the Ministry of Transportation and Communications have agreed with the underwriters, subject to certain exceptions, not to offer, sell, contract to sell, hedge or otherwise dispose of any of our common shares or securities convertible into or exchangeable for our common shares, including ADSs, for a period of 90 days after the date of this prospectus, except with the prior written consent of the representatives of the underwriters. Approximately 48.85% of our outstanding common shares after the completion of this offering and the concurrent domestic share auction, which consist entirely of common shares that are owned by the Ministry of Transportation and Communications, are subject to these lock-up agreements. The representatives may, in their discretion, waive or terminate these restrictions. See “Shares Eligible for Future Sale” for a discussion of restrictions that may apply to future sales of our ADSs or common shares and for a discussion of exceptions to the lock-ups described above.

Since we became a publicly listed company in the Republic of China in October 2000, the Ministry of Transportation and Communications, on behalf of the government, has sold a total of 3,391,432,665 common shares of our company, which account for 35.15% of our outstanding common shares. The government may continue to sell our common shares following our privatization. Sales of substantial amounts of ADSs or common shares by the government or any other shareholder in the public market, or the perception that future sales may occur, could depress the prevailing market price of our ADSs and common shares.

Actual or perceived health risks related to cellular handsets and base stations could lead to decreased cellular telephone usage and difficulties in increasing network coverage and could expose us to potential liability.

According to some published reports, the electromagnetic signals from cellular handsets and cellular base stations may pose health risks or interfere with the operation of electronic equipment.

Although the findings of those reports are disputed, actual or perceived risks of using cellular telecommunications devices or of base stations could have a material adverse effect on cellular service providers, including us. For example, our customer base could be reduced, our customers may reduce their usage of our cellular services or we could encounter difficulties in obtaining sites for additional cellular base stations required to expand our network coverage. As a result, our cellular business may generate less revenue and our financial condition and results of operations may be materially and adversely affected. In addition, we could be exposed to potential liability for any health problems caused by cellular handsets and base stations.

The market value of your investment may fluctuate due to financial results released in the Republic of China that are prepared on a basis that is different from generally accepted accounting principles in the United States and that are subject to government review, audit and adjustment.

Until we are privatized, under laws and regulations applicable to state-owned enterprises, our financial statements prepared for reporting purposes in the Republic of China will be subject to government review and audit. The government has required in the past, and may require in the future, adjustments to be made to our internally prepared and audited financial statements prior to approving our official government audited financial statements. These adjustments have in the past affected our reported revenues, expenses, income before tax and income available for distribution of dividends, and may do so in the future. However, these adjustments have not had any material impact on our financial statements presented in the prospectus. The financial statements presented in this prospectus have been prepared in accordance with generally accepted accounting principles in the United States, or US GAAP, and were not subject to adjustment under the government review and audit process.

Our ongoing financial reporting with the U.S. Securities and Exchange Commission, or SEC, will be under US GAAP or under generally accepted accounting principles in the Republic of China, or ROC GAAP, with reconciliation to US GAAP in accordance with the requirements of the SEC. Until we are privatized, we will also be preparing and disseminating financial statements and financial data for our local reporting purposes that are prepared on a basis other than US GAAP as described in the preceding paragraph. Our reported financial condition and results of operations under US GAAP and under other accounting principles and standards may differ significantly. The price of our common shares trading on the Taiwan Stock Exchange may be based on, among other things, our financial statements prepared for ongoing reporting purposes in the Republic of China, and this in turn may affect the market price of our ADSs.

We may be sanctioned or lose our licenses for violations of limits on foreign ownership of our common shares, and these limits may materially and adversely affect our ability to obtain financing.

The laws of the Republic of China limit foreign ownership of our common shares. Currently, the Ministry of Transportation and Communications limits direct and indirect foreign ownership of our common shares to 40%. If we fail to comply with the applicable foreign ownership limitations, our licenses to operate some of our businesses could be revoked. In addition, the Cable Radio and Television Law, under which we operate our multimedia on demand business, provides that direct foreign ownership in a cable operator may not exceed 20%, and that the combined direct and indirect foreign ownership in a cable operator may not exceed 60%. We were granted a license under this law, even though we were not, and are not, in compliance with this and other ownership restrictions. Since we are unable to control ownership of our common shares or ADSs representing our common shares, and because we have no ability to stop transfers among shareholders, to force particular shareholders to sell their shares, or otherwise remedy a breach of these foreign ownership limits, we may lose our licenses through no fault of our own and we do not have any effective means to protect our business from this risk. These limitations may also materially and adversely affect our ability to obtain adequate financing to fund our future capital requirements or to obtain strategic partners, and alternate forms of financing may not be available on terms favorable to us or at all.

We are subject to litigation that could expose us to substantial liabilities.

We are from time to time involved in litigation, arbitration or administrative proceedings in the ordinary course of our business. See “Item 4. Information on the Company — B. Business Overview —Legal Proceedings” in our annual report on Form 20-F for the fiscal year ended December 31, 2004 incorporated by reference into this prospectus. We cannot predict the outcome of these proceedings, and we cannot assure you that if a judgment is rendered against us in any or all of these proceedings, our financial condition and results of operations would not be materially and adversely affected.

Risks Relating to the Republic of China

Any further economic downturn or decline in the growth of the population in Taiwan may materially and adversely affect our financial condition, results of operations and prospects.

We conduct most of our operations and generate most of our revenues in Taiwan. As a result, any decline in the Taiwan economy or a decline in the growth of the population in Taiwan may materially and adversely affect our financial condition, results of operations and prospects. In recent years, the banking and financial sectors in Taiwan have been seriously harmed by the general economic downturn in Taiwan and the rest of Asia, which has resulted in a depressed property market and an increase in the number of companies filing for corporate reorganization and bankruptcy protection. Although economic conditions in Taiwan improved in 2003 and 2004, the global slowdown in technology expenditures has also from time to time adversely affected the Taiwan economy, which is highly dependent on the technology industry. We cannot assure you that economic conditions in Taiwan will continue to improve in the future or that our business and operations will not be materially and adversely affected by a deterioration in the Taiwan economy.

Any future outbreak of contagious diseases may materially and adversely affect our business and operations, as well as our financial condition and results of operations.

Any future outbreak of contagious diseases, such as severe acute respiratory syndrome or avian influenza, may disrupt our ability to adequately staff our business and may generally disrupt our operations. If any of our employees is suspected of having contracted any contagious disease, we may under certain circumstances be required to quarantine such employees and the affected areas of our premises. As a result, we may have to temporarily suspend part or all of our operations. Furthermore, any future outbreak may restrict the level of economic activity in affected regions, including Taiwan, which may adversely affect our business and prospects. As a result, we cannot assure you that any future outbreak of contagious diseases would not have a material adverse effect on our financial condition and results of operations.

We face substantial political risks associated with doing business in Taiwan, particularly due to the tense relationship between the Republic of China and the People’s Republic of China that could negatively affect the value of your investment.

Our principal executive offices and substantially all of our assets are located in Taiwan, and substantially all of our revenues are derived from our operations in Taiwan. Accordingly, our business, financial condition and results of operations and the market price of our common shares and the ADSs may be affected by changes in Republic of China governmental policies, taxation, inflation or interest rates and by social instability and diplomatic and social developments in or affecting Taiwan which are outside of our control. Taiwan has a unique international political status. Since 1949, Taiwan and the

Chinese mainland have been separately governed. The People’s Republic of China, or PRC, claims that it is the sole government in China and that Taiwan is part of China. Although significant economic and cultural relations have been established during recent years between the Republic of China and the PRC, relations have often been strained. The PRC government has refused to renounce the use of military force to gain control over Taiwan. Furthermore, the PRC government passed an Anti-Secession Law in March 2005, which authorizes non-peaceful means and other necessary measures should Taiwan move to gain independence from the PRC. Past developments in relations between the Republic of China and the PRC have on occasion depressed the market prices of the securities of companies in the Republic of China. Relations between the Republic of China and the PRC and other factors affecting military, political or economic conditions in Taiwan could materially and adversely affect our financial condition and results of operations, as well as the market price and the liquidity of our securities.

Taiwan is susceptible to severe earthquakes and typhoons that could severely disrupt the normal operation of our business and adversely affect our earnings.

All of our properties are located in Taiwan, which is susceptible to earthquakes and typhoons. On September 21, 1999, the central part of Taiwan experienced a severe earthquake that caused significant property damage and loss of life. This earthquake damaged our network facilities and adversely affected our operations. In particular, we suffered property losses totaling approximately NT$1 billion. Since that time, other parts of Taiwan have also experienced earthquakes that damaged or disrupted the businesses of many other companies. In addition, parts of our network were damaged, and our operations were disrupted, by two typhoons in 2001. As a result of these typhoons, we suffered property losses totaling approximately NT$200 million. We do not carry any insurance to cover damages caused by earthquakes or typhoons, or to cover any resulting business interruption. In the event of a major earthquake, typhoon or other natural disaster in Taiwan, our business could be severely disrupted and our business and results of operations could be materially and adversely affected.

Shareholders may have more difficulty protecting their interests under the laws of the Republic of China than they would under the laws of the United States.

Our corporate affairs are governed by our Articles of Incorporation, the Statute of Chunghwa Telecom Co., Ltd., and by the laws governing corporations incorporated in the Republic of China. The rights of shareholders and the responsibilities of management and the members of the board of directors of Taiwan companies are different from those applicable to a corporation incorporated in the United States. For example, controlling or major shareholders of Taiwan companies do not owe fiduciary duties to minority shareholders. In addition, until we are privatized, our corporate affairs are governed by laws and regulations not generally applicable to other Taiwan companies. Therefore, holders of our common shares and ADSs may have more difficulty in protecting their interests in connection with actions taken by our management or members of our board of directors than they would as public shareholders of a United States corporation.

The market value of your investment may fluctuate due to the volatility of, and government intervention in, the Taiwan securities market.

Our common shares are traded on the Taiwan Stock Exchange, which has a smaller market capitalization and is more volatile than the securities markets in the United States and many European countries. The market value of our ADSs may fluctuate in response to the fluctuation of the trading price of our common shares on the Taiwan Stock Exchange. The Taiwan Stock Exchange has experienced substantial fluctuations in the prices and trading volumes of listed securities and there are currently limits on the range of daily price movements. In recent years, the Taiwan Stock Exchange Index reached a peak of 10,202.2 in February 2000 and subsequently fell to a low of 3,446.3 in

October 2001. During 2004, the Taiwan Stock Exchange Index peaked at 7,034.10 on March 4, 2004, and reached a low of 5,316.87 on August 4, 2004. On July 27, 2005, the Taiwan Stock Exchange Index closed at 6,327.25. The Taiwan Stock Exchange has experienced certain problems, including market manipulation, insider trading and payment defaults. The recurrence of these or similar problems could have a material adverse effect on the market price and liquidity of the securities of Taiwan companies, including our ADSs and common shares, in both the domestic and the international markets.

In response to declines and volatility in the securities markets in Taiwan, the Republic of China government formed the National Financial Stabilization Fund to support these markets through open market purchases of shares in Taiwan companies from time to time. The details of the transactions of the National Financial Stabilization Fund have not been made public. In addition, the government’s Labor Insurance Fund and other funds associated with the government have in the past purchased, and may from time to time purchase, shares of Taiwan companies listed on the Taiwan Stock Exchange or other markets. As a result of these activities, the market price of common shares of Taiwan companies may have been and may currently be higher than the prices that would otherwise prevail in the open market. Market intervention by government entities, or the perception that such activity is taking place, may take place or has ceased, may cause sudden movements in the market prices of the securities of Taiwan companies, which may affect the market price and liquidity of our common shares and ADSs.

Risks Relating to Ownership of Our ADSs

Restrictions on the ability to deposit our common shares into our ADS program may adversely affect the liquidity and price of the ADSs.

The ability to deposit shares into our ADS program is restricted by Republic of China law, under which no person or entity, including you and us, may deposit our common shares into our ADS program without specific approval of the Securities and Futures Bureau, except for the deposit of the common shares into our ADS program and for the issuance of additional ADSs in connection with:

•	distribution of share dividends or free distribution of our common shares;

•	exercise of preemptive rights of ADS holders applicable to the common shares evidenced by our ADSs in the event of capital increases for cash; or

•	purchases of our common shares in the domestic market in Taiwan by the investor directly or through the depositary and delivery of such shares or delivery of our common shares held by such investors to the custodian for deposit into our ADS program, subject to the following conditions: (a) the depositary may accept deposit of those shares and issue the corresponding number of ADSs with regard to such deposits only if the total number of ADSs outstanding after the deposit does not exceed the number of ADSs previously approved by the Securities and Futures Bureau, plus any ADSs issued pursuant to the events described above; and (b) this deposit may only be made to the extent previously issued ADSs have been cancelled.

As a result of the limited ability to deposit common shares into our ADS program, the prevailing market price of our ADSs on the New York Stock Exchange may differ from the prevailing market price of the equivalent number of our common shares on the Taiwan Stock Exchange.

You will be more restricted in your ability to exercise voting rights than the holders of our common shares, which may diminish your influence over our corporate affairs and may reduce the value of your ADSs.

Holders of American depositary receipts evidencing our ADSs may exercise voting rights with respect to the common shares represented by these ADSs only in accordance with the provisions of our deposit agreement. The deposit agreement provides that, upon receipt of notice of any meeting of holders of our common shares, the depositary bank will, as soon as practicable thereafter if requested by us in writing, mail to ADS holders the notice of the meeting sent by us, voting instruction forms and a statement as to the manner in which instructions may be given by the holders.

ADS holders will not generally be able to exercise voting rights attaching to the deposited securities on an individual basis. Under the deposit agreement, the voting rights attaching to the deposited securities must be exercised as to all matters subject to a vote of shareholders collectively in the same manner, except in the case of an election of directors and supervisors. The election of our directors and supervisors is by means of cumulative voting. In the event the depositary does not receive voting instructions from ADS holders in accordance with the deposit agreement, our chairman or his or her designee will be entitled to vote the common shares represented by the ADSs in the manner he or she deems appropriate at his or her discretion, which may not be in your interest.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement, the depositary will not offer you those rights unless the distribution to ADS holders of both the rights and any related securities are either registered under the U.S. Securities Act of 1933, as amended, or the Securities Act, or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

If the depositary is unable to sell rights that are not exercised or not distributed or if the sale is not lawful or reasonably practicable, it will allow the rights to lapse, in which case you will receive no value for these rights.

Changes in exchange controls that restrict your ability to convert proceeds received from your ownership of ADSs may have an adverse effect on the value of your investment.

Your ability to convert proceeds received from your ownership of ADSs depends on existing and future exchange control regulations of the Republic of China. Under the current laws of the Republic of China, an ADS holder or the depositary, without obtaining further approvals from the Central Bank of China or any other governmental authority or agency of the Republic of China, may convert NT dollars into other currencies, including U.S. dollars, in respect of:

•	the proceeds of the sale of common shares represented by ADSs or received as share dividends with respect to the common shares and deposited into the depositary receipt facility; and

•	any cash dividends or distributions received from the common shares represented by ADSs.

In addition, the depositary may also convert into NT dollars incoming payments for purchases of common shares for deposit in the depositary receipt facility against the creation of additional ADSs. If you withdraw the common shares underlying your ADSs and become a holder of our common shares, you may convert into NT dollars subscription payments for rights offerings. The depositary may be required to obtain foreign exchange approval from the Central Bank of China on a payment-by-payment basis for conversion from NT dollars into foreign currencies of the proceeds from the sale of subscription rights of new common shares. Although it is expected that the Central Bank of China will grant approval as a routine matter, required approvals may not be obtained in a timely manner, or at all.

Under the Republic of China Foreign Exchange Control Law, the Executive Yuan of the Republic of China may, without prior notice but subject to subsequent legislative approval, impose foreign exchange controls or other restrictions in the event of, among other things, a material change in international economic conditions.

You are required to register with the Taiwan Stock Exchange and appoint several local agents in Taiwan if you withdraw common shares from our ADS facility and become our shareholder, which may make your ownership burdensome.

If you are a non-Republic of China person and wish to withdraw common shares represented by your ADSs from our ADS facility and hold those common shares, you are required under the current laws and regulations of the Republic of China to appoint an agent, also referred to as a tax guarantor, in the Republic of China for filing tax returns and making tax payment. A tax guarantor must meet certain qualifications set by the Ministry of Finance of the Republic of China and, upon appointment, becomes a guarantor of your Republic of China tax obligations. If you wish to repatriate profits derived from the sale of withdrawn common shares or cash dividends or interest on funds derived from the withdrawn common shares, you will be required to submit evidence of your appointment of a tax guarantor and the approval of the appointment by the Republic of China tax authorities. You may not be able to appoint and obtain approval for a tax guarantor in a timely manner.

In addition, under the current laws of the Republic of China, you will be required to be registered as a foreign investor with the Taiwan Stock Exchange for making investments in the Republic of China securities market prior to your withdrawal and holding of common shares represented by the ADSs. You will be required to appoint a local agent in Taiwan to, among other things, open a securities trading account with a local securities brokerage firm and a bank account to remit funds, exercise shareholders’ rights and perform other functions as holders of ADSs may designate. You must also appoint a local bank to act as custodian for handling confirmation and settlement of trades, safekeeping of securities and cash proceeds and reporting and declaration of information. Without the relevant registration and appointment of the local agent and custodian and the opening of the trading account and bank account, you will not be able to hold, subsequently sell or otherwise transfer our common shares withdrawn from the ADSs facilities on the Taiwan Stock Exchange.

Our actual financial results in 2005 may differ materially from our announced full year guidance for 2005.

On April 28, 2005, we announced our guidance for 2005 prepared in accordance with ROC GAAP and the requirements of the Taiwan Stock Exchange. In particular, we estimated that for the year ended December 31, 2005, our revenues will be NT$180 billion, income before income tax will be NT$54.9 billion, net income will be NT$42.3 billion and earnings per share will be NT$4.39. These projections were based on a number of estimates and assumptions and are inherently subject to significant uncertainties and contingencies, including the risks factors described in this prospectus. These projections were not prepared with a view towards compliance with published guidelines of the SEC, the U.S. Public Company Accounting Oversight Board or generally accepted accounting principles and, accordingly, you should not rely on this information. In particular, projections are forward-looking statements that are necessarily speculative in nature, and it can be expected that one or more of the estimates on which the projections were based will not materialize or will vary significantly from actual results, and such variances will likely increase over time. You should not regard the inclusion of the projections described above as a representation by us, or any of the underwriters, or any other person that these projections or the assumptions underlying the projections will be achieved.

RECENT DEVELOPMENTS

Results of Operations

The following discussion should be read in conjunction with our unaudited financial statements and related notes as of March 31, 2005 and for the three months ended March 31, 2004 and 2005 included in our Report on Form 6-K submitted to the SEC on July 6, 2005, which is incorporated by reference into this prospectus. Our historical results discussed are not necessarily indicative of our full year performance or of results to be expected from any future period. The following discussion may contain forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and “Forward-Looking Statements in this Prospectus May Not Be Realized.”

The following table sets forth our revenue, operating costs and expenses, income from operations and other financial data for the periods indicated.

	For the three months ended March 31,
	2004	2005
	NT$	NT$	US$
	(in billions) (unaudited)
Revenues:
Fixed line
Local	11.1	10.3	0.3
Domestic long distance	3.0	2.7	0.1
International long distance	3.7	3.6	0.1

Total fixed line	17.8	16.6	0.5

Wireless
Cellular	17.3	17.4	0.6
Paging	0.1	—	—

Total wireless	17.4	17.4	0.6

Internet and data:
Internet	7.3	7.7	0.2
Data	2.5	2.4	0.1

Total Internet and data	9.8	10.1	0.3
Other	0.6	0.4	—

Total revenues	45.6	44.5	1.4

Operating costs and expenses:
Costs of services(1)	14.5	14.3	0.5
Marketing(1)	4.6	4.3	0.1
General and administrative(1)	0.7	0.7	—
Research and development(1)	0.6	0.6	—
Depreciation and amortization—costs of services	9.6	9.6	0.3
Depreciation and amortization—operating expenses	0.6	0.6	—

Total operating costs and expenses	30.6	30.1	0.9

Income from operations	15.0	14.4	0.5
Other income	0.6	0.9	—
Other expenses	—	0.1	—

Income before income tax	15.6	15.2	0.5
Income tax	2.7	3.1	0.1

Net income	12.9	12.1	0.4

(1)	Excludes related depreciation and amortization.

The following table sets forth our revenues, operating costs and expenses, income from operations and other financial data as a percentage of our total revenues for the periods indicated.

	For the three months ended March 31,
	2004	2005
	(unaudited)
Revenues:
Fixed line
Local	24.4%	23.1%
Domestic long distance	6.5	6.0
International long distance	8.1	8.0

Total fixed line	39.0	37.1

Wireless
Cellular	38.0	39.1
Paging	0.2	0.1

Total wireless	38.2	39.2

Internet and data:
Internet	16.1	17.2
Data	5.4	5.4

Total Internet and data	21.5	22.6

Other	1.3	1.1

Total revenues	100.0	100.0

Operating costs and expenses:
Costs of services(1)	31.7	32.2
Marketing(1)	10.1	9.8
General and administrative(1)	1.5	1.5
Research and development(1)	1.3	1.3
Depreciation and amortization—costs of services	21.1	21.5
Depreciation and amortization—operating expenses	1.3	1.4

Total operating costs and expenses	67.0	67.7

Income from operations	33.0	32.3
Other income	1.3	1.9
Other expenses	0.1	0.2

Income before income tax	34.2	34.0
Income tax	5.9	6.9

Net income	28.3%	27.1%

(1)	Excludes related depreciation and amortization.

Segment Operating Losses

Our local telephone services had operating losses of NT$1.3 billion in the three months ended March 31, 2004 and NT$2.2 billion (US$0.1 billion) in the same period in 2005. See Note 13 to our financial statements included in our report on Form 6-K submitted to the SEC on July 6, 2005 incorporated by reference into this prospectus. We expect our local telephone services to continue incurring operating losses as competition in the local telephone services market further intensifies and traffic continues to migrate from fixed line services to cellular services.

Three months ended March 31, 2004 compared with three months ended March 31, 2005

Revenues

Our revenues decreased by 2.4% from NT$45.6 billion in the three months ended March 31, 2004 to NT$44.5 billion (US$1.4 billion) in the same period in 2005. This decrease was primarily due to fewer business days compared to the same period in 2004 leading to less traffic volume from business customers, the reduction in monthly tariffs for our asymmetrical digital subscriber lines that we implemented in June 2004, and a promotional tariff plan that we implemented for the Chinese New Year.

Fixed Line Services

Fixed line revenues comprised 39.0% and 37.1% of our revenues in the three months ended March 31, 2004 and 2005, respectively. Our fixed line revenues decreased by 7.0% from NT$17.8 billion in the three months ended March 31, 2004 to NT$16.6 billion (US$0.5 billion) in the same period in 2005.

Local telephone services.    Our local telephone revenues decreased by 7.7% from NT$11.1 billion in the three months ended March 31, 2004 to NT$10.3 billion (US$327 million) in the same period in 2005. This decrease was primarily due to a 15.7% decline in traffic volume from 6.3 billion minutes in the three months ended March 31, 2004 to 5.3 billion minutes in the same period in 2005. This decline in traffic volume was principally a result of the migration of non-HiNet subscribers from dial-up to broadband Internet access, the continued traffic migration from fixed line services to broadband and cellular services, increasing market competition and fewer business days compared to the same period in 2004. We expect this trend to continue as broadband and cellular services become more widely adopted in Taiwan, but we believe the rate of migration is slowing. This decline in traffic volume was partially offset by a 1.8% increase in average local usage fees, reflecting a decrease in the number of users of our discounted Internet tariff package following their migration to broadband Internet access services. Our local interconnection revenues were NT$0.76 billion and NT$0.74 billion in the three months ended March 31, 2004 and 2005, respectively.

Domestic long distance telephone services.    Our domestic long distance telephone revenues decreased by 9.8% from NT$3.0 billion in the three months ended March 31, 2004 to NT$2.7 billion (US$85 million) in the same period in 2005. This decrease was mainly due to a decrease in traffic volume from 1.4 billion minutes in the three months ended March 31, 2004 to 1.3 billion minutes in the same period in 2005. The decrease in traffic volume was largely a result of the continued traffic migration from fixed line services to cellular services, increased competition from other fixed line operators and fewer business days compared to the same period in 2004. However, the rate of migration from fixed line services to cellular services continued to decrease during this period. Our interconnection revenues also decreased as a result of a lower interconnection fee rate and more direct connections between private operators.

International long distance telephone services.    Our international long distance telephone revenues decreased by 2.9% from NT$3.7 billion in the three months ended March 31, 2004 to NT$3.6 billion (US$114 million) in the same period in 2005. This decrease was mainly due to intense market competition and a decrease of 13.6% in the average per minute usage charge. This was partially offset by an increase of 14.9% in outgoing traffic volume from the three months ended March 31, 2004 compared to the same period in 2005. Our international settlement revenues decreased by 11.2% from NT$0.9 billion in the three months ended March 31, 2004 to NT$0.8 billion (US$25 million) in the same period in 2005. This decrease was primarily due to a continued decline in international settlement rates and translation losses resulting from fluctuations in foreign exchange rates.

Wireless Services

Wireless revenues comprised 38.2% and 39.2% of our revenues in the three months ended March 31, 2004 and 2005, respectively. Our wireless revenues were NT$17.4 billion and NT$17.4 billion (US$0.6 billion) in the three months ended March 31, 2004 and 2005, respectively. Our cellular services grew as a percentage of our revenues from 38.0% in the three months ended March 31, 2004 to 39.1% in the same period in 2005. Our paging services decreased as a percentage of our revenues from 0.2% in the three months ended March 31, 2004 to 0.1% in the same period in 2005.

Cellular services.    Our cellular services revenues slightly increased by 0.5% from NT$17.3 billion in the three months ended March 31, 2004 to NT$17.4 billion (US$553 million) in the same period in 2005. This increase was primarily due to an increase in revenue from monthly tariffs as a result of a slight increase in post-paid subscribers, which was partially offset by a slight decrease in outgoing traffic volume resulting from fewer business days compared to the same period in 2004, and a promotional tariff plan that we implemented for the Chinese New Year. The increase in post-paid subscribers has slowed significantly compared to prior periods as a result of market saturation and increasing competition.

Paging services.    Our paging revenues decreased by 51.7% from NT$0.1 billion in the three months ended March 31, 2004 to NT$0.04 billion (US$1.4 million) in the same period in 2005. This decrease reflected the continued customer migration from paging to cellular services.

Internet and Data Services

Internet and data revenues comprised 21.5% and 22.6% of our revenues in the three months ended March 31, 2004 and 2005, respectively. Our Internet and data revenues increased by 2.6% from NT$9.8 billion in the three months ended March 31, 2004 to NT$10.1 billion (US$320 million) in the same period in 2005.

Internet services.    Our revenues attributable to Internet services increased by 4.2% from NT$7.3 billion in the three months ended March 31, 2004 to NT$7.7 billion (US$243 million) in the same period in 2005. This increase was largely due to an increase in the number of our asymmetrical digital subscriber line subscribers from 2.6 million as of March 31, 2004 to 3.2 million as of March 31, 2005. This increase was also due to a 6.9% increase in the number of our HiNet subscribers from 3.6 million as of March 31, 2004 to 3.9 million as of March 31, 2005. However, primarily as a result of the reduction in monthly tariff for our asymmetrical digital subscriber lines that we implemented in June 2004, the growth of our Internet services revenues has slowed. Calls to HiNet are recorded as part of our Internet and data services and are not included in our local minutes or revenues. We include usage fees from fixed line telephone calls to access our HiNet service in our Internet revenues. Usage fees from fixed line telephone calls to access Internet service providers other than HiNet are recorded as fixed line revenues.

Data services.    Revenues from our data services decreased by 2.0% from NT$2.5 billion in the three months ended March 31, 2004 to NT$2.4 billion (US$77 million) in the same period in 2005. The higher revenues from data services in the three months ended March 31, 2004 were principally a result of a one-time increase in the number of lines leased relating to new projects undertaken by the National Applied Research Laboratories.

Other

Other revenues comprised 1.3% and 1.1% of our revenues in the three months ended March 31, 2004 and 2005, respectively.

Our other revenues decreased by 19.9% from NT$0.6 billion in the three months ended March 31, 2004 to NT$0.4 billion (US$15.1 million) in the same period in 2005. This decrease in other revenues was mainly due to a decrease of NT$0.1 billion in revenues from our corporate solution services division.

Operating Costs and Expenses

Our operating costs and expenses decreased slightly by 1.5% from NT$30.6 billion in the three months ended March 31, 2004 to NT$30.1 billion (US$958 million) in the same period in 2005. This decrease was primarily due to a decrease in costs of services and marketing expenses. As a percentage of revenues, operating costs and expenses increased slightly from 67.0% in the three months ended March 31, 2004 to 67.7% in the same period in 2005.

Costs of Services

Costs of services include personnel expenses, international settlement costs, handset subsidies, spectrum usage and license fees, costs of materials and maintenance and interconnection fees among cellular operators.

Our costs of services decreased slightly by 1.2% from NT$14.5 billion in the three months ended March 31, 2004 to NT$14.3 billion (US$455 million) in the same period in 2005. This decrease was primarily due to: (1) a NT$237 million decrease in international settlement fees, fixed line connection fees and information broadcasting fees resulting from a decrease in international settlement and fixed line connection rates and a decrease in information broadcasting traffic associated with our paging services; and (2) a NT$82 million decrease in compensation expense arising under our employee priority share subscription program. These decreases were partially offset by a NT$131 million increase in pension cost in connection with an expected increase in the average salaries of our staff and resulting changes in actuarial assumptions that affected our pension costs. We recognize compensation expense when our employees purchase our common shares at certain discounted prices under the priority share subscription program. The lower compensation expense in the three months ended March 31, 2005 was largely due to a decrease in such purchases by our employees compared to the same period in 2004.

Marketing

Our marketing expenses, which include personnel expenses, provisions for bad debt and expenses relating to advertising and other marketing-related activities, decreased by 5.3% from NT$4.6 billion in the three months ended March 31, 2004 to NT$4.3 billion (US$139 million) in the same period in 2005. This decrease was principally a result of: (1) a decrease of NT$254 million in provisions for bad debt due to better collection and stricter credit review of new clients; and (2) a NT$45 million decrease in compensation expense arising under our employee priority share subscription program. We recognize compensation expense when our employees purchase our common shares at certain discounted prices under the priority share subscription program. The lower compensation expense in the three months ended March 31, 2005 was largely due to a decrease in such purchases by our employees compared to the same period in 2004. These decreases were partially offset by a NT$40 million increase in pension cost in connection with an expected increase in the average salaries of our staff and resulting changes in actuarial assumptions that affected our pension costs. They were also partially offset by added marketing and promotions expenses associated with cellular and ADSL services. Following the launch of our 3G services in July 2005, we expect marketing and promotions expenses to increase.

General and Administrative

Our general and administrative expenses were NT$0.7 billion and NT$0.7 billion (US$22 million) in the three months ended March 31, 2004 and 2005, respectively.

Research and Development

Our research and development expenses were NT$0.6 billion and NT$0.6 billion (US$19 million) in the three months ended March 31, 2004 and 2005, respectively.

Depreciation and Amortization

Our depreciation and amortization expenses were NT$10.2 billion and NT$10.2 billion (US$323 million) in the three months ended March 31, 2004 and 2005, respectively. Following the launch of our 3G services in July 2005 and related capital expenditures, we expect our depreciation and amortization expenses to increase.

Operating Costs and Expenses by Business Segment

	Local	Domestic Long Distance	International Long Distance	Wireless(1)	Internet and Data	Other	Total
	(in billions of NT$) (unaudited)
As of and for the three months ended March 31, 2004
Operating costs and expenses	7.4	0.4	1.9	5.0	4.3	0.9	19.9
Unallocated corporate expenses							0.5

Total operating costs and expenses							20.4

Depreciation and amortization	5.0	0.2	0.2	1.4	3.1	0.3	10.2
Unallocated corporate expenses							—

Total depreciation and amortization							10.2

As of and for the three months ended March 31, 2005
Operating costs and expenses	7.7	0.3	1.8	4.9	3.9	0.9	19.5
Unallocated corporate expenses							0.4

Total operating costs and expenses							19.9

Depreciation and amortization	4.8	0.2	0.1	1.6	3.1	0.4	10.2
Unallocated corporate expenses							—

Total depreciation and amortization							10.2

(1)	Includes cellular and paging services.

Local telephone services

Our local telephone operating expenses, excluding depreciation and amortization, increased by 3.2% from NT$7.4 billion in the three months ended March 31, 2004 to NT$7.7 billion (US$244 million) in the same period in 2005. This increase was primarily due to an increase in our pension costs. Our depreciation and amortization expenses relating to local telephone services decreased by 3.4% from NT$5.0 billion in the three months ended March 31, 2004 to NT$4.8 billion (US$152 million) in the same period in 2005. The decrease was mainly due to the reallocation of network equipment originally dedicated to our local telephone services to our asymmetrical digital subscriber line services.

Domestic long distance telephone services

Our domestic long distance telephone operating expenses, excluding depreciation and amortization, decreased by 13.9% from NT$0.4 billion in the three months ended March 31, 2004 to NT$0.3 billion (US$10 million) in the same period in 2005. This decrease was mainly due to a decrease in personnel expenses allocated to our domestic long distance telephone business as a result of the decline in revenues from this business during the three months ended March 31, 2005 compared to the same period in 2004. Our depreciation and amortization expenses relating to domestic long distance telephone services were NT$0.2 billion and NT$0.2 billion (US$6 million) in the three months ended March 31, 2004 and 2005, respectively.

International long distance telephone services

Our international long distance telephone operating expenses, excluding depreciation and amortization, decreased by 9.0% from NT$1.9 billion in the three months ended March 31, 2004 to NT$1.8 billion (US$56 million) in the same period in 2005. This decrease was primarily due to a NT$0.1 billion decrease in usage charges as a result of lower international tariffs. Our depreciation and amortization expenses relating to international long distance telephone services decreased by 3.9% from NT$0.2 billion in the three months ended March 31, 2004 to NT$0.1 billion (US$5 million) in the same period in 2005. This decrease was principally a result of fewer purchases of new equipment and an increase in equipment retired from service.

Wireless Services

Our wireless operating expenses, excluding depreciation and amortization, decreased by 1.6% from NT$5.0 billion in the three months ended March 31, 2004 to NT$4.9 billion (US$155.2 million) in the same period in 2005. This decrease was primarily due to (1) a NT$39 million decrease in interconnection fees paid to other cellular operators (2) a NT$56 million decrease in provisions for bad debt. Our depreciation and amortization expenses relating to wireless services increased by 19.1% from NT$1.4 billion in the three months ended March 31, 2004 to NT$1.6 billion (US$52.4 million) in the same period in 2005. This increase was mainly due to new purchases of mobile exchanges and signal transmitters.

Internet and Data Services

Our Internet and data operating expenses, excluding depreciation and amortization, decreased by 9.1% from NT$4.3 billion in the three months ended March 31, 2004 to NT$3.9 billion (US$124 million) in the same period in 2005. This decrease was largely due to a decrease in personnel expenses as a result of the allocation of fewer personnel to our Internet and data services business. Our depreciation and amortization expenses relating to Internet and data services were NT$3.1 billion and NT$3.1 billion (US$97 million) in the three months ended March 31, 2004 and 2005, respectively.

Operating Income and Operating Margin

As result of the foregoing, our operating income decreased by 4.2% from NT$15.0 billion in the three months ended March 31, 2004 to NT$14.4 billion (US$458 million) in the same period in 2005. Our operating margin decreased slightly from 33.0% in the three months ended March 31, 2004 to 32.3% in the same period in 2005.

The following table sets forth certain information regarding our operating income by business segment for the periods indicated.

	Local	Domestic Long Distance	International Long Distance	Wireless(1)	Internet and Data	Other	Total
	(in billions of NT$) (unaudited)
As of and for the three months ended March 31, 2004
Income from operations	1.9	2.0	0.9	7.9	3.5	(0.7)	15.5
Elimination of inter-segment income	(3.1)	0.4	0.7	3.1	(1.1)	—	—

	(1.2)	2.4	1.6	11.0	2.4	(0.7)	15.5

Unallocated corporate expenses							(0.5)

Total income from operations							15.0

As of and for the three months ended March 31, 2005
Income from operations	0.9	1.9	0.8	8.1	4.0	(0.8)	14.9
Elimination of inter-segment income	(3.1)	0.2	0.9	2.8	(0.9)	0.1	—

	(2.2)	2.1	1.7	10.9	3.1	(0.7)	14.9

Unallocated corporate expenses							(0.5)

Total income from operations							14.4

(1)	Includes cellular and paging services.

As a result of the foregoing, in the three months ended March 31, 2004 compared to in the same period in 2005: (1) operating loss for our local telephone services increased by 73.3% from NT$1.2 billion to NT$2.2 billion (US$70 million); (2) operating income for our domestic long distance telephone services decreased by 8.4% from NT$2.4 billion to NT$2.1 billion (US$69 million); (3) operating income for our international long distance telephone services increased by 4.6% from NT$1.6 billion to NT$1.7 billion (US$53 million); (4) operating income for our wireless services decreased by 1.4% from NT$11.0 billion to NT$10.9 billion (US$347 million); and (5) operating income for our Internet and data services increased by 30.2% from NT$2.4 billion to NT$3.1 billion (US$99 million).

Our management evaluates our business segments taking into account the segments’ own and inter-segment costs and revenues. All of our business lines, particularly local telephone, domestic long distance telephone and international long distance telephone services, operate as an integrated business unit. Therefore, we have shown the inter-segment income in the above table.

Other Income and Other Expenses

Our other income increased by 36.7% from NT$0.6 billion in the three months ended March 31, 2004 to NT$0.9 billion (US$27 million) in the same period in 2005. The increase was primarily due to: (1) an increase of NT$89 million in income from foreign exchange gains; (2) a NT$82 million increase in compensatory payments from suppliers due to delayed delivery of goods; and (3) an increase of NT$49 million in interest income.

Our other expenses increased by 70.2% from NT$47 million in the three months ended March 31, 2004 to NT$80 million (US$3 million) in the same period in 2005. This increase was largely due to a NT$19 million increase in loss from damage to equipment and properties from natural disasters and a NT$19 million increase in net loss for long-term equity investments.

Income Tax

Our income tax was NT$2.7 billion in the three months ended March 31, 2004, compared to NT$3.1 billion (US$98 million) in the same period in 2005. The increase in our income tax was primarily due to an increase in our effective tax rate. Our effective tax rate was 17.1% in the three months ended March 31, 2004 and 20.4% in the same period in 2005. The higher effective tax rate was largely due to a NT$471 million decrease in the utilization of investment credits. This decrease was primarily due to a delay in our application for investment credits in respect of certain equipment because the determination of their eligibility for tax credits, conducted once every two years, had not yet been completed by the Directorate General of Telecommunications.

Net Income

As a result of the factors described above, our net income decreased by 6.7% from NT$12.9 billion in the three months ended March 31, 2004 to NT$12.1 billion (US$384 million) in the same period in 2005. Our net margin was 28.3% in the three months ended March 31, 2004 and 27.1% in the same period in 2005.

Liquidity and Capital Resources

Liquidity

The following table sets forth the summary of our cash flows for the periods indicated:

	For the three months ended March 31,
	2004	2005
	(in billions) (unaudited)
	NT$	NT$	US$
Net cash provided by operating activities	20.1	17.3	0.5
Net cash used in investing activities	(5.1)	(13.2)	(0.4)
Net cash used in financing activities	—	(0.2)	(—)
Net increase in cash and cash equivalents	15.0	3.9	0.1
Cash and cash equivalents at beginning of period	13.5	29.3	0.9
Cash and cash equivalents at end of period	28.5	33.2	1.1

Our primary source of liquidity is cash flow from operations, which represents operating profit adjusted for non-cash items, primarily depreciation and amortization and changes in current assets and liabilities.

In the three months ended March 31, 2005, our net cash provided by operating activities was NT$17.3 billion (US$0.5 billion), compared with NT$20.1 billion in the same period in 2004. This decrease was primarily due to a decrease of NT$3.6 billion in trade notes and accounts payable. Historically, net cash provided by operating activities has been sufficient to cover our capital expenditures, despite our high level of capital expenditures arising from the ongoing expansion and modernization of our networks.

Our net cash used in investing activities increased from NT$5.1 billion in the three months ended March 31, 2004 to NT$13.2 billion (US$0.4 billion) in the same period in 2005. This increase was largely due to a NT$7.9 billion increase in purchases of short-term investments.

In the three months ended March 31, 2005, our net cash used in financing activities was NT$0.2 billion (US$6 million), which reflected repayment of certain long-term loans.

Capital Resources

We have historically financed our capital expenditure requirements with our cash flows from operations.

In future periods, we expect to have capital expenditure requirements for the ongoing expansion and upgrade of our networks combined with anticipated outlays for the introduction of new services, including our third generation cellular services. We also expect to make dividend payments on an ongoing basis. Furthermore, we may require working capital from time to time to finance purchases of materials for our maintenance and other overhead expenses. We expect to use the cash generated from operations and, to a lesser extent, debt financings primarily to meet our planned capital expenditures, planned dividend payments, repay debts and fulfill other commitments over the next 12 months.

As of March 31, 2005, our primary source of liquidity was NT$33.2 billion (US$1.1 billion) of cash and cash equivalents. As of the same date, we had short-term lines of credit available from a number of financial institutions in Taiwan, none of which had been drawn. Our only long-term loan has a five-year term with installment repayments beginning in the third year. We are not subject to any restrictive covenants under any of our long-term loan facilities.

We have not entered into any financial guarantees or similar commitments to guarantee the payment obligations of third parties. In addition, we do not have any written options on non-financial assets.

Capital Expenditures

The following table sets forth a summary of our capital expenditures, according to our principal lines of business, for the periods indicated.

	For the three months ended March 31,
	2004		2005
	(in billions of NT$, except percentages)
	(unaudited)
Capital Expenditures
Fixed line	1.6	30.8%	1.4	27.0%
Cellular	0.5	10.5	0.9	16.4
Internet and data	2.9	57.5	2.9	54.3
Others	0.1	1.2	0.1	2.3

Total capital expenditures	5.1	100.0%	5.3	100.0%

We incurred capital expenditures of NT$5.3 billion (US$0.2 billion) in the three months ended March 31, 2005 compared to NT$5.1 billion in the same period in 2004. During the first quarter of 2005, 27.0% of our capital expenditures related to fixed line services, 16.4% related to cellular services, 54.3% related to Internet and data services, and 2.3% related to other items.

The following table sets forth a summary of our planned capital expenditures, according to our principal lines of business, for the year ending December 31, 2005.

	For the year ending December 31, 2005
	(in billions of NT$, except percentages)
Capital Expenditures
Fixed line	4.9	21.5%
Cellular	4.3	19.0
Internet and data	12.7	55.9
Others	0.8	3.6

Total capital expenditures	22.7	100.0%

We expect fixed line investments to account for an increasingly smaller portion of our capital expenditures, and we expect cellular and Internet and data investments to account for an increasingly larger portion of our capital expenditures. We expect to incur aggregate expenses of NT$12.0 billion in connection with the construction of our third generation cellular network, which will include approximately 2,800 base stations and has a planned capacity for 2.4 million lines. Of these expected aggregate expenses of NT$12.0 billion, we incurred expenses of NT$4.6 billion and NT$3.3 billion in 2003 and 2004, respectively. We expect to incur another NT$1.9 billion of expenses in 2005.

We expect our total capital expenditures to rise in future periods, because of: (1) the launch of new businesses, including multimedia on demand, asymmetrical digital subscriber line, fiber-to-the-building services, voice over Internet protocol and third generation cellular telephone services; (2) the implementation of a network modernization program, including the planned migration of our fixed line networks to Internet protocol next generation networks; and (3) the need to replace outdated equipment.

Off-Balance Sheet Arrangements

We do not have any outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.

FORWARD-LOOKING STATEMENTS IN THIS PROSPECTUS MAY NOT BE REALIZED

This prospectus contains forward-looking statements, including statements regarding:

•	our possible privatization;

•	our business and operating strategy;

•	our network expansion plans;

•	our business, operations and prospects;

•	our financial condition and results of operations;

•	our dividend policy;

•	the telecommunications industry regulatory environment; and

•	future developments in the telecommunications industry in Taiwan.

These forward-looking statements are generally indicated by the use of forward-looking terminology such as “believe,” “expect,” “anticipate,” “estimate,” “plan,” “project,” “may,” “will” or other similar words that express an indication of actions or results of actions that may or are expected to occur in the future. These statements are subject to risks, uncertainties and assumptions, many of which are beyond our control. You should not place undue reliance on these statements, which apply only as of the date of this prospectus. These forward-looking statements are based on our own information and on information from other sources we believe to be reliable. Actual results may differ materially from those expressed or implied by these forward-looking statements. Factors that could cause differences include, but are not limited to, those discussed under “Risk Factors” in this prospectus. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur and our actual results could differ materially from those anticipated in these forward-looking statements. Although we have ongoing disclosure obligations under the U.S. federal securities laws, we are not undertaking any obligation to update or revise any forward-looking statements in this prospectus whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

The Ministry of Transportation and Communications of the Republic of China will receive all of the proceeds from the sale of the ADSs in this offering and the concurrent public auction of our common shares within the Republic of China. We will not receive any proceeds from this offering or the concurrent public auction of our common shares within the Republic of China.

DIVIDEND POLICY

The following table sets forth the dividends declared on each of our common shares and in the aggregate for the 18 months ended December 31, 2000 and each of the fiscal years ended December 31, 2001, 2002, 2003 and 2004. All of these dividends were or will be paid in the fiscal year following the period with respect to which the dividends relate.

	Cash dividend per common share	Total dividends
	(in NT$)	(in billions of NT$)
18 months ended December 31, 2000	5.80	56.0
Year ended December 31, 2001	3.50	33.8
Year ended December 31, 2002	4.00	38.6
Year ended December 31, 2003	4.50	43.4
Year ended December 31, 2004	4.70	45.3

The record date for holders of our ADSs relating to the dividend distribution for the year ended December 31, 2004 is expected to be August 17, 2005. Consequently, holders of record on August 17, 2005 of the ADSs offered hereby will receive the NT$4.70 per share cash dividends in respect of the shares represented by such ADSs for the fiscal year ended December 31, 2004 as approved at our annual shareholders meeting held on June 21, 2005.

We have historically distributed cash dividends to our shareholders equal to approximately 90% of our annual net income. We intend to maintain this dividend payout ratio in the future, including after our privatization, subject to a number of commercial factors, including the interests of our shareholders, cash requirements for future capital expenditures and investments, as well as relevant industry and market practice. We cannot assure you that we will pay dividends at the same rate as we have in the past. The amount of our net income determined for purposes of calculating our annual dividend payout ratio prior to privatization is determined for these purposes in accordance with Chunghwa Telecom Internal Accounting Principles, which take into account ROC GAAP, relevant laws and regulations and government guidelines applicable to state-owned enterprises. Our net income after our privatization will be determined in accordance with ROC GAAP and may differ from the amount of our net income for purposes of calculating our annual dividend determined in accordance with US GAAP.

Our dividend payout ratio may be affected by any share repurchase program that we may decide to conduct in the future. Similarly, the size of any share repurchase program conducted by us in the future may be limited to the extent we decide to maintain a high dividend payout ratio.

In the event we repurchase our common shares, the amount of retained earnings otherwise available for our dividend payout, which is currently determined in accordance with Chunghwa Telecom Internal Accounting Principles and would be determined in accordance with ROC GAAP if we are privatized, could be reduced upon the cancellation of the repurchased shares by the amount that the purchase price exceeds the par value and the original issuance premium of the shares. Depending on the size and purchase price of any repurchase of our outstanding common shares, our dividend payout ratio may be reduced.

Except in limited circumstances, the Republic of China Company Law does not permit a company to distribute dividends or to make any other distributions to shareholders for any fiscal year in which the company does not have net income or retained earnings (excluding reserves). In addition, before distributing a dividend or making any other distribution to shareholders, companies must set aside a legal reserve equal to 10% of our annual net income less prior years’ losses and outstanding tax, if any, until the legal reserve equals our paid-in share capital. See “Description of Share Capital —

Dividends and Distributions.” In addition, our articles of incorporation provide that not less than 10% of the total dividends must be distributed in the form of cash. However, if the cash dividends to be distributed do not exceed NT$0.10 per share, the dividends may be distributed in the form of shares.

Holders of outstanding common shares on a dividend record date will be entitled to the full dividend declared without regard to any subsequent transfer of the common shares. Payment of dividends in respect of a particular year, if any, will be made in the following year after approval by our shareholders at the annual general meeting of shareholders.

Subject to the terms of the deposit agreement for the ADSs, you will be entitled to receive dividends on common shares represented by ADSs to the same extent as the holders of common shares. Any cash dividends will be paid to the depositary in New Taiwan dollars and, except as otherwise described under “Description of American Depositary Shares — Dividends and Other Distributions,” converted by the depositary into U.S. dollars and paid to you.

In the past, we have periodically paid to the Republic of China government, at its request, amounts in anticipation of dividends that the government, as our then sole shareholder, expected to approve at our next annual shareholders meeting. These payments have been recorded as shareholder advances. In January 2000, a payment of NT$13.0 billion was made to the government in this regard in anticipation of dividends in respect of the fiscal period beginning on July 1, 1999 and ended on December 31, 2000. This amount was refunded by the government to us, without interest, on December 28, 2000.

CAPITALIZATION

The following table sets forth our short-term debt and capitalization as of March 31, 2005. You should read this table together with our financial statements, including the related notes, incorporated by reference in this prospectus. The Ministry of Transportation and Communications is selling all the ADSs being sold in this offering and the shares sold in the concurrent domestic share auction, and we will not receive any of the proceeds from this offering or the concurrent domestic share auction. As a result, our capitalization will not be affected by this offering or the concurrent domestic share auction.

	As of March 31, 2005
	NT$	US$
	(in millions)
	(unaudited)
Short-term debt:
Current portion of long-term loans	200	6

Capitalization:
Long-term loans(1)	300	10

Stockholders’ equity:
Common shares, par value NT$10 per share: Authorized, issued and outstanding—9,647,724,900 shares	96,477	3,067
Capital surplus	136,363	4,334
Retained earnings	97,977	3,114
Cumulative translation adjustments	(5)	(—)

Total shareholders’ equity	330,812	10,515

Total capitalization	331,112	10,525

(1)	All of these loans are unsecured and unguaranteed.

As of the date of this prospectus, there has been no material change to our capitalization as set forth above.

OUR PRINCIPAL LINES OF BUSINESS

The following table sets forth our revenues from our principal lines of business for the periods indicated.

	Year ended December 31,						Three months ended March 31,
	2002		2003		2004		2004		2005
	(in billions, except percentages)
							(unaudited)
	NT$		NT$		NT$		NT$		NT$
Fixed line:
Local	51.8	28.9%	48.4	26.5%	44.9	24.3%	11.1	24.4%	10.3	23.1%
Domestic long distance	14.0	7.8	13.4	7.4	12.0	6.4	3.0	6.5	2.7	6.0
International long distance	15.7	8.7	15.7	8.6	15.2	8.2	3.7	8.1	3.6	8.0

Total fixed line	81.5	45.4	77.5	42.5	72.1	38.9	17.8	39.0	16.6	37.1

Wireless:
Cellular	62.9	35.1	66.2	36.3	70.3	38.0	17.3	38.0	17.4	39.1
Paging	1.1	0.6	0.6	0.3	0.3	0.2	0.1	0.2	—	0.1

Total wireless	64.0	35.7	66.8	36.6	70.6	38.2	17.4	38.2	17.4	39.2

Internet and data:
Internet	20.8	11.6	25.9	14.2	29.5	15.9	7.3	16.1	7.7	17.2
Data	10.4	5.8	9.7	5.3	9.8	5.3	2.5	5.4	2.4	5.4

Total Internet and data	31.2	17.4	35.6	19.5	39.3	21.2	9.8	21.5	10.1	22.6

Other	2.7	1.5	2.6	1.4	3.2	1.7	0.6	1.3	0.4	1.1

Total revenues	179.4	100.0%	182.5	100.0%	185.2	100.0%	45.6	100.0%	44.5	100.0%

Fixed Line

The provision of fixed line services is one of our principal business activities. We are the largest provider of local, domestic long distance and international long distance telephone services in Taiwan. We also provide interconnection with our fixed line network to other cellular and fixed line operators. Since June 2001, three new operators have begun offering fixed line services. Our revenues from fixed line services were NT$81.5 billion, or approximately 45.4% of our revenues, in 2002, NT$77.5 billion, or approximately 42.5% of our revenues, in 2003, NT$72.1 billion, or approximately 38.9% of our revenues, in 2004, and NT$17.8 billion, or 39.0% of our revenues, and NT$16.6 billion, or 37.1% of our revenues, in the three months ended March 31, 2004 and 2005, respectively. Owing primarily to the expansion of our broadband and cellular services, we expect that revenues from our fixed line business will continue to decline as a percentage of our total revenues.

Local Telephone

The following table sets forth our revenues from local telephone services for the periods indicated.

	Year ended December 31,			Three months ended March 31,
	2002	2003	2004	2004	2005
	(in billions)
				(unaudited)
	NT$	NT$	NT$	NT$	NT$
Local telephone revenues:
Usage	20.8	18.2	16.3	4.1	3.6
Subscription	17.6	17.6	18.0	4.4	4.5
Interconnection	3.4	3.6	3.4	0.8	0.7
Pay telephone	0.8	0.6	0.4	0.1	0.1
Other	9.2	8.4	6.8	1.7	1.4

Total	51.8	48.4	44.9	11.1	10.3

We provide local telephone services to over 13.2 million subscribers in Taiwan. Our fixed line network reaches virtually all homes and businesses in Taiwan. Revenues from local telephone services comprised approximately 28.9%, 26.5% 24.3%, 24.4% and 23.1% of our revenues in 2002, 2003 and 2004 and the three months ended March 31, 2004 and 2005, respectively. Approximately 75.1% and 75.1% of our local telephone subscribers as of both December 31, 2004 and March 31, 2005, respectively, were residential customers, accounting for approximately 63.2% and 61.6% of our local telephone revenues in 2004 and the three months ended March 31, 2005, respectively. We are currently the leader of the local telephone service market, with an average market share of approximately 97.8% in the three months ended March 31, 2005. Our average market share in 2002, 2003 and 2004 was approximately 99.1%, 98.4% and 97.9%, respectively.

The following table sets forth information with respect to our local telephone subscribers and penetration rates as of the dates indicated.

	As of December 31,			As of March 31,
	2002	2003	2004	2004	2005
	(in thousands, except percentages and per household data)
Taiwan population(1)	22,521	22,605	22,689	22,621	22,703
Fixed line subscribers:
Residential	9,774	9,892	9,950	9,925	9,967
Business	3,204	3,245	3,292	3,259	3,296

Total	12,978	13,137	13,242	13,184	13,263

Growth rate (compared to the same period in the prior year)	1.2%	1.2%	0.8%	1.3%	0.6%
Penetration rate (as a percentage of the population)	57.6%	58.1%	58.4%	58.3%	58.4%
Lines in service per household	1.41	1.40	1.39	1.40	1.38

(1)	Data from the Department of Population, Ministry of the Interior, Republic of China.

Demand for local subscriber lines has historically been driven by population growth. During each of 2002, 2003 and 2004, fixed line subscriber growth slowed compared to prior periods, primarily due to market saturation and competition.

The following table sets forth information with respect to local telephone usage for the periods indicated.

	Year ended December 31,			Three months ended March 31,
	2002	2003	2004	2004	2005
	(in millions, except percentages)
Minutes from local calls(1)(2)	34,255	29,125	24,548	6,304	5,315
Growth rate (compared to the same period in the prior year)	(25.2)%	(15.0)%	(15.7)%	(14.3)%	(15.7)%

(1)	Includes minutes from local calls made on pay telephones.
(2)	Calls to our HiNet service, which are recorded as part of our Internet and data services, are not included in our local call minutes or revenues.

Minutes from local calls have declined as non-HiNet narrowband subscribers migrate to broadband Internet services, which do not require dial-up telephone access. This decline was also due to traffic migration to broadband and cellular services. As a result of our promotion in 2005 of lower speed asymmetrical digital subscriber line services, we expect that some non-HiNet dial-up customers will migrate to asymmetrical digital subscriber line service, which will also contribute to a continued decline of minutes from local calls. However, we believe the rate of migration of traffic from fixed line services to broadband and cellular services is slowing.

We charge our local telephone service subscribers a monthly fee and a usage fee. We also charge separate fees for some value-added services. The monthly fees for our primary tariff plans are NT$70 with a deductible on usage fees of NT$25 for residential customers and NT$295 for business customers. Our primary peak time usage fee is NT$1.6 for three minutes or NT$2.7 for ten minutes, depending on the tariff plan selected by the subscriber, and our off-peak usage fee is NT$1.0 for ten minutes. Our usage fees are the same for residential and business customers. We reduced our local tariffs in April 1997, April 2000 and January 2001.

The following table sets forth information with respect to the average local usage charge per minute for the periods indicated.

	Year ended December 31,						Three months ended March 31,
	2002		2003		2004		2004		2005
Average local telephone usage fee (per minute)	NT$	0.63	NT$	0.65	NT$	0.68	NT$	0.67	NT$	0.68
Growth rate (compared to the same period in the prior year)		8.6%		3.2%		4.6%		4.7%		1.8%

Average per minute usage charges increased from NT$0.63 per minute in 2002 to NT$0.65 per minute in 2003 and NT$0.68 per minute in 2004, and from NT$0.67 in the three months ended March 31, 2004 to NT$0.68 in the same period in 2005. The increases were primarily due to a decline in demand for our discounted Internet tariff packages as a result of a migration of non-HiNet dial-up subscribers to our asymmetrical digital subscriber line services.

Part of our competitive strategy is to offer customers innovative products and services intended to both secure customer loyalty and enhance revenues. In particular, our value-added services are designed to increase our call revenues by increasing the number of calls our customers make and by receiving fees for usage of the value-added services. These services include call waiting, caller identification, call forwarding, three-party calls and voicemail.

Domestic Long Distance Telephone

We provide domestic long distance telephone services in Taiwan. Revenues from domestic long distance telephone services comprised approximately 7.8%, 7.4%, 6.4%, 6.5% and 6.0% of our revenues in 2002, 2003 and 2004 and the three months ended March 31, 2004 and 2005, respectively. Our average market share in the domestic long distance market was 91.5%, 88.2%, 86.4% and 85.8% in 2002, 2003, 2004 and the three months ended March 31, 2005, respectively. Residential customers accounted for approximately 63.0% and 63.2% of our domestic long distance revenues in 2004 and the three months ended March 31, 2005, respectively.

The following table sets forth information with respect to usage of our domestic long distance telephone services for the periods indicated.

	Year ended December 31,			Three months ended March 31,
	2002	2003	2004	2004	2005
	(in millions, except percentages)
Minutes from domestic long distance calls	6,832	6,195	5,621	1,405	1,269
Growth rate (compared to the same period in the prior year)	(13.4)%	(9.3)%	(9.3)%	(7.4)%	(9.7)%

Minutes of use for domestic long distance calls have been declining as a result of traffic migration to cellular services and competition from other fixed line operators. We expect the decline in minutes of use for fixed line services to continue in the future because of the same reasons. However, we believe that the rate of migration to cellular services is slowing.

The following table sets forth information with respect to the average domestic long distance usage charge per minute for the periods indicated:

	Year ended December 31,						Three months ended March 31,
	2002		2003		2004		2004		2005
Average domestic long distance usage charge (per minute)	NT$	1.63	NT$	1.63	NT$	1.65	NT$	1.64	NT$	1.63
Growth rate (compared to the same period in the prior year)		(8.9)%		—		1.2%		0.6%		(0.6)%

Our average domestic long distance usage charge per minute remained relatively stable in 2002, 2003, 2004 and the three months ended March 31, 2005. All domestic long distance calls, regardless of the distance between the calling parties, have the same tariff. We changed the unit of billing from a per-minute basis to a per-second basis effective February 1, 1999. In addition, we reduced our peak hour domestic long distance rate in April 2001 from NT$0.045 per second to our current rate of NT$0.035 per second. Our current domestic long distance rate for off peak hours is NT$0.025 per second. The rates for both peak hours and off peak hours are the same for residential and business customers. Our average domestic long distance usage charge per minute has increased 1.2% from 2003 to 2004, mainly due to a greater decrease in minutes of use during off peak hours than during peak hours. Our average domestic long distance usage charge per minute decreased by 0.6% in the three months ended March 31, 2004 compared to the same period in 2005, primarily due to discounts that we offered to some of our major customers.

We provide so-called “intelligent” network services over our domestic long distance network, including toll free calling, universal number, televoting, premium rate service and virtual private networks. We also focus on offering our customers an increasing number of value-added services and flexible tariff packages.

International Long Distance Telephone

We provide international long distance telephone services in Taiwan. Revenues from international long distance telephone services comprised approximately 8.7%, 8.6%, 8.2%, 8.1% and 8.0% of our revenues in 2002, 2003 and 2004 and the three months ended March 31, 2004 and 2005, respectively. Residential customers generated approximately 38.0% and 34.6% of our international long distance revenues during 2004 and the three months ended March 31, 2005, respectively. In addition, we provide wholesale international long distance services to international simple resale operators who do not possess their own telephone network or infrastructure.

We believe other fixed line operators consider the international long distance market to be their primary focus. Our average market share of the international long distance market was approximately 63.5%, 60.1%, 61.3% and 54.6% in 2002, 2003 and 2004 and the three months ended March 31, 2005, respectively. Our market share declined in the first quarter of 2005 primarily because of competition and the inclusion by another operator of voice over Internet protocol interconnect minutes in its international long distance minutes. Since fixed line services have been open for competition for more than three years, we expect competition in this line of business will continue to intensify in the near future.

Our international long distance services consist primarily of international direct dial services and our discounted “Super eCall” services, which we introduced in April 2000. Under Super eCall, we use voice over Internet protocol technology through international dedicated circuits which connect to our major correspondent carriers that route calls internationally. Super eCall customers are offered rates that are approximately 30% lower than those for our international direct dial service. Calls made over Super eCall represented approximately 16.0% and 11.4% of our total outgoing international traffic in 2003 and 2004, respectively, and 16.6% and 7.2% in the three months ended March 31, 2004 and 2005, respectively.

We commenced the wholesale of international long distance minutes to licensed international resale operators and other international carriers in 2001. International resale operators require a fixed line operator in Taiwan to complete their long distance telephone services originating in Taiwan. In addition, other international carriers often find it less expensive to route international calls through Taiwan. These resale operators and carriers purchase from us large numbers of minutes at discounted rates. Our international long distance wholesale business has grown rapidly since its introduction. In 2002, 2003 and 2004, we sold 190.4 million, 573.2 million and 595.4 million of wholesale outgoing minutes, which represented 13.9%, 31.0% and 32.1% of our total outgoing international long distance minutes, respectively. In the three months ended March 31, 2005, we sold 174.4 million wholesale outgoing minutes, which represented approximately 36.7% of our total outgoing international long distance minutes. Revenues from the wholesale of international long distance minutes increased by 1.3% from NT$861 million in 2003 to NT$872 million in 2004 and increased by approximately 77.5% from NT$138.0 million in three months ended March 31, 2004 to NT$245.0 million in the same period in 2005. As the international long distance market becomes more competitive, we believe the wholesale business will allow us to generate increases in international minutes without accelerating the decline in international long distance rates in the more profitable retail segment.

International calls to and from our top five destinations represented approximately 59.6% and 59.9% of our international long distance call traffic in 2004 and the three months ended March 31, 2005, respectively.

The following table shows the percentage of total outgoing and incoming international long distance minutes for our top five outgoing destinations in 2004.

Destination	Percentage of total outgoing minutes	Percentage of total incoming minutes
Mainland China	34.2%	28.7%
United States	10.0	13.7
Philippines	7.3	0.7
Hong Kong	5.9	6.3
Japan	4.5	6.9

Total of top five destinations	61.9%	56.3%

The following table shows the percentage of total outgoing and incoming international long distance minutes for our top five outgoing destinations in the three months ended March 31, 2005.

Destination	Percentage of total outgoing minutes	Percentage of total incoming minutes
Mainland China	32.1%	31.1%
United States	10.2	15.7
Philippines	8.6	0.6
Hong Kong	6.9	4.4
Japan	3.8	5.7

Total of top five destinations	61.6%	57.5%

The following table sets forth information with respect to usage of our international long distance services for the periods indicated.

	Year ended December 31,			Three months ended March 31,
	2002	2003	2004	2004	2005
	(in millions, except percentages and incoming/outgoing ratio)
Incoming minutes	976	1,190	1,291	292	328
Growth rate (compared to the same period in the prior year)	(10.8)%	21.9%	8.5%	2.1	12.3%
Outgoing minutes	1,423	1,848	1,855	414	476
Growth rate (compared to the same period in the prior year)	7.0%	29.9%	0.4%	(1.9)%	14.9%
Total minutes	2,399	3,038	3,146	706	804
Incoming/outgoing ratio	0.69	0.64	0.70	0.70	0.69

Growth in outgoing international call usage increased by 29.9% from 2002 to 2003 primarily due to promotions and increased wholesale minutes. Total outgoing international long distance minutes increased slightly by 0.4% from 2003 to 2004 and by 14.9% in the three months ended March 31, 2005 compared to the same period in 2004, primarily due to promotions and increased wholesale minutes. Our incoming call volume increased 8.5% and 12.3% in 2004 and the three months ended March 31, 2005 compared to the prior corresponding periods, respectively, primarily due to our efforts to increase sales of wholesale minutes.

Outgoing calls made by customers in Taiwan and by customers from foreign destinations using Taiwan direct service are billed in accordance with our international long distance rate schedule for the destination called. Rates vary depending on the time of day at which a call is placed. Customers are billed on a per minute basis for Super eCall services, whereas customers are billed on a six second unit basis for international direct dial services.

The following table sets forth information with respect to the average international long distance usage charge per minute that we received for outgoing international calls during the periods indicated:

	Year ended December 31,						Three months ended March 31,
	2002		2003		2004		2004		2005
Average international long distance usage charge (per minute)	NT$	7.9	NT$	6.2	NT$	6.1	NT$	6.6	NT$	5.7
Growth rate (compared to the same period in the prior year)		(33.6)%		(21.5)%		(1.6)%		(2.9)%		(13.6)%

Tariffs for international long distance calls have generally been declining worldwide and we expect this trend to continue. We do not expect the increase in international call traffic to fully offset the decline in tariffs. In anticipation of new competition, we substantially reduced our international tariffs by an average of 37% in April 2001 to defend our business and market share. In addition, we offered our customers significant promotional packages and discounts during off-peak hours in 2002, 2003 and 2004 to maintain their loyalty. In particular, we increased the discounts offered to our high-usage international long distance customers in each of these three years. Our average international long distance usage charge per minute decreased 13.6% from NT$6.6 in the three months ended March 31, 2004 to NT$5.7 in the same period in 2005. This decrease was primarily due to a significant increase in wholesale minutes, which were charged at lower tariffs.

We pay for the use of networks of carriers in foreign destinations for outgoing international calls and receive payments from foreign carriers for the use of our network for incoming international calls. Traditionally, these payments have been made pursuant to settlement arrangements under the general auspices of the International Telecommunications Union. Settlement payments are generally denominated in U.S. dollars and are made on a net basis.

The following table sets forth information with respect to our gross settlement receipts and payments during the periods indicated.

	Year ended December 31,			Three months ended March 31,
	2002	2003	2004	2004	2005
	(in billions) (unaudited)
	NT$	NT$	NT$	NT$	NT$
Gross international settlement receipts	4.2	3.8	3.5	0.9	0.8
Gross international settlement payments	6.6	5.6	5.3	1.3	1.2

Our payments on an aggregate basis to international carriers have been more than our receipts from these carriers, primarily because our customers’ outgoing minutes exceeded incoming minutes. As international settlement rates have fallen, our international settlement receipts and our international settlement payments have both declined.

In order to compete more effectively in the international long distance market, we have implemented innovative and customized discount calling plans and marketing campaigns directed at high-usage business customers. We also continue to promote our intelligent network services, including international virtual private networks, international toll free calling and calling card services, and our international long distance minutes wholesale business. We have introduced PC-to-phone and PC-to-PC voice over Internet protocol services and plan to launch phone-to-phone and phone-to-PC voice over Internet protocol services in the second half of 2005, subject to our obtaining the approval of the Directorate General of Telecommunications. We plan to target specific customers for these services and offer bundled services to increase customer retention in the competitive business environment.

Wireless Services

The provision of wireless services, comprising cellular and paging services, is one of our principal business activities. We are Taiwan’s largest cellular service provider in terms of the revenues and subscribers. In 2002, we generated revenues of NT$64.0 billion, or approximately 35.7% of our revenues, from wireless services. In 2003, we generated revenues of NT$66.8 billion, or approximately 36.6% of our revenues, from wireless services. In 2004, we generated revenues of NT$70.6 billion, or approximately 38.2% of our revenues, from wireless services. In the three months ended March 31, 2004 and 2005, we generated revenues of NT$17.4 billion, or approximately 38.2% of our revenues, and NT$17.4 billion, or approximately 39.2% of our revenues, respectively.

The following table sets forth our revenues from wireless services for the periods indicated.

	Year ended December 31,			Three months ended March 31,
	2002	2003	2004	2004	2005
	(in billions)
				(unaudited)
	NT$	NT$	NT$	NT$	NT$
Wireless revenues:
Cellular	62.9	66.2	70.3	17.3	17.4
Paging	1.1	0.6	0.3	0.1	—

Total wireless	64.0	66.8	70.6	17.4	17.4

Cellular Services

The following table sets forth our revenues from cellular services for the periods indicated.

	Year ended December 31,			Three months ended March 31,
	2002	2003	2004	2004	2005
	(in billions)
				(unaudited)
	NT$	NT$	NT$	NT$	NT$
Cellular revenues:
Usage(1)	55.9	57.6	60.0	14.8	14.6
Interconnection	4.2	5.3	6.3	1.5	1.6
Mobile data	1.3	1.6	2.3	0.6	0.7
Other	1.5	1.7	1.7	0.4	0.4

Total cellular	62.9	66.2	70.3	17.3	17.4

(1)	Includes monthly fees.

As the market for cellular services has continued to expand, we have experienced substantial growth in our cellular customer base. We are the largest cellular operator in Taiwan in terms of revenues and number of subscribers. We had 8.2 million cellular subscribers, for a market share of approximately 38.7% of total cellular subscribers and approximately 35.0% of total cellular services revenues in Taiwan, as of March 31, 2005. Revenues from cellular services comprised approximately 35.1%, 36.3%, 38.0%, 38.0% and 39.1% of our revenues for 2002, 2003 and 2004 and the three months ended March 31, 2004 and 2005, respectively. Mobile data revenues as a percentage of total cellular revenues were 2.0%, 2.4% and 3.3% for the years ended December 31, 2002, 2003 and 2004, respectively, and 4.2% for the three months ended March 31, 2005.

We offer digital cellular service through our dual band global system for mobile communications network. We are one of three national licensed providers of global system for mobile communications services. We have been allocated 15 MHz in the 900 MHz frequency band and 11.25 MHz in the 1800 MHz frequency band for global system for mobile communications services and general packet-switched radio services and 15 MHz paired spectrum plus 5 MHz unpaired spectrum in the 2 GHz frequency band for third generation cellular services. This is the largest frequency spectrum allocation to any cellular operator in Taiwan. We also offer the largest international roaming network. In particular, our subscribers have access to 282 networks in 153 countries through our global system for mobile communications service roaming network and 79 networks in 48 countries through our general packet-switched radio service roaming network. We discontinued offering analog cellular service through our advanced mobile phone service in December 2001, and returned the spectrum allocation in the 800 MHz frequency band to the government. All subscribers to this service have switched to our global system for mobile communications network.

As of March 31, 2005, we had approximately 8,200 cellular base stations covering substantially all of Taiwan’s population. We use these base stations to support both our global system for mobile communications network and our general packet-switched radio service network.

In February 2002, the Ministry of Transportation and Communications granted third generation cellular services concessions to five companies, including us. In March 2002, we paid NT$10.2 billion to the government for our concession. We have received a third generation cellular services license, which is valid from May 26, 2005 to December 31, 2018. On July 26, 2005, we launched our third generation cellular telephone services using wideband code division multiple access technology.

The following table sets forth information regarding our cellular service operations and our cellular subscriber base for the periods indicated.

	As of or for the year ended December 31,						As of and for the three months ended March 31,
	2002		2003		2004		2004		2005
Taiwan population (in thousands)(1)		22,521		22,605		22,689		22,621		22,703
Total cellular subscribers in Taiwan (in thousands)(2)		23,905		25,090		21,528		23,636		21,125
Penetration (as a percentage of the population)(3)		106.1%		111.0%		94.9%		104.5%		93.0%
Total cellular revenues in Taiwan (in billions)(3)	NT$	179.4	NT$	189.5	NT$	198.2	NT$	48.7	NT$	49.7
Number of our cellular subscribers (in thousands)(2)(4)		7,422		8,267		8,191		8,079		8,166
Our market share by subscribers(2)		31.0%		33.0%		38.0%		34.2%		38.7%
Our market share by revenues		34.8%		34.7%		35.4%		35.4%		35.0%
Number of our prepaid subscribers (in thousands)		1,216		1,417		968		1,151		855
Our prepaid subscribers as a percentage of our total subscribers		16.4%		17.1%		11.8%		14.2%		10.5%
Annualized churn rate(5)		18.8%		21.4%		22.9%		28.8%		16.3%
Minutes of usage (in millions of minutes):
Incoming		8,043		8,641		9,352		2,259		2,331
Outgoing		6,960		7,737		8,668		2,147		2,135
Average minutes of usage per cellular subscriber per month(2)(6)		183		174		182		180		182
Average revenue per cellular subscriber per month(2)(7)	NT$	768	NT$	703	NT$	712	NT$	706	NT$	709

(1)	Data from the Department of Population, Ministry of the Interior, Republic of China
(2)	The number of cellular subscribers is based on the number of subscriber identification module cards. From December 2004, the number of our cellular subscribers excludes prepaid subscription accounts that are inactive for more than three months. Before 2004, we did not actively exclude inactive prepaid accounts from our subscriber base.
(3)	Data from the statistical monthly release by Ministry of Transportation and Communications, Republic of China.
(4)	Includes general systems for mobile communication, general packet-switched radio services and advanced mobile phone services.
(5)

Measures the rate of subscriber disconnections from cellular service, determined by dividing (a) our aggregate voluntary and involuntary deactivations (excluding deactivations due to subscribers switching from one of our cellular services to another) during the relevant period by (b) the average number of subscribers during the period (calculated by averaging the number of subscribers at the beginning of the period and the end of the period), and multiplying the result by the fraction where (c) the numerator is 12 and (d) the denominator is the number of months in that period.
(6)	Average minutes of usage per cellular subscriber per month is calculated by dividing the total minutes of usage during the period by the average of the number of our cellular subscribers on the first and last days of the period and dividing the result by the number of months in the relevant period.
(7)	Average revenue per subscriber per month is calculated by dividing our aggregate cellular telecommunications services revenue during the relevant period by the average of the number of our cellular subscribers on the first and last days of the period and dividing the result by the number of months in the relevant period.

The cellular market in Taiwan has grown rapidly since the liberalization of the market in 1997. Total cellular subscribers in Taiwan reached approximately 25.1 million as of December 31, 2003, but decreased to approximately 21.1 million as of March 31, 2005, primarily as a result of the increased attention to the closing of inactive prepaid accounts by cellular operators. Cellular penetration was approximately 93.0% on the same date, and is among the highest worldwide. We expect the number of cellular subscribers in Taiwan to decline in the short-term because of the net effect of slower subscriber growth as a result of market saturation, the decline in prepaid subscriber numbers as a result of the closing of inactive accounts and new regulations prohibiting multiple prepaid subscriptions. We believe that any future growth in the number of cellular subscribers will depend largely upon continuing improvements in wireless technologies and wireless data applications and the availability of advanced cellular handsets.

We began offering prepaid card services in October 2000. As of December 31, 2004, we had approximately 1 million prepaid customers representing approximately 11.8% of our total cellular subscribers. Prepaid subscribers as a percentage of total cellular subscribers has declined to approximately 10.5% in the first quarter of 2005. Prepaid customers do not pay monthly fees but pay a higher usage charge on a per second basis. Once the prepayment has been fully utilized, a prepaid customer can make additional prepayments to continue the services. Alternatively, the customer may convert to become a post-paid customer while retaining the same telephone number.

We offer handset subsidies to new subscribers that agree to sign a two-year contract with us, and to existing subscribers who renew their contracts with us for a period of two years. We generally offer subsidies on handsets equipped with more advanced data functions to promote the expansion of our general packet-switched radio services and future third generation cellular services. In December 2004, the average handset subsidy we offered was NT$2,089 per subscriber. We expect the level of our average handset subsidy to remain at a similar level for the foreseeable future, with a decrease in subsidy for global system for mobile communications handsets generally offset by higher subsidies for third generation handsets.

Traffic growth has also been strong, as pricing has declined and the number of post-paid subscribers have increased. We have also experienced a significant increase in the number of short messaging service messages sent by our subscribers, which has had a positive impact on traffic volume. However, the average minutes of usage per subscriber declined in 2002 and 2003 because of an increase in our prepaid customers, who tend to have lower minutes of usage, and increased usage of our short messaging services. The average minutes of usage per subscriber rose in 2004 and remained at the same level in the first quarter of 2005, because of a decline in prepaid customers as a percentage of total cellular customers, primarily as a result of accelerated closing of inactive prepaid customer accounts. We expect traffic volume to increase as newer applications and new services become more widely available.

Our tariffs for post-paid cellular subscribers primarily consist of usage fees and monthly fees. When our subscribers are outside Taiwan, they pay roaming charges plus international long distance charges and, where applicable, local charges in roaming destinations. We charge a flat fee per transaction for our short messaging service and a fee per packet for our general packet-switched radio service based on the volume of data transmitted. We also offer discounts on usage fees for calls made between our cellular subscribers to encourage subscription to our cellular service.

Our average revenue per subscriber per month decreased from NT$768 in 2002 to NT$703 in 2003 primarily because of (1) an increase in low usage subscribers as a proportion of our new cellular subscribers as a result of the increasing saturation of the cellular services market in Taiwan; and (2) an increase in our prepaid subscribers, which tend to generate lower revenues compared to post-paid subscribers. Our average revenue per subscriber per month increased to NT$712 in 2004 and increased from NT$706 in the three months ended March 31, 2004 to NT$709 in the same period in 2005, primarily due to a decrease in the number of our prepaid subscribers and, to a lesser extent, an increase in revenues from cellular value-added services. The decrease in the number of our prepaid subscribers from 2004 was primarily the result of our increased attention to closing inactive accounts. From December 2004, the number of our cellular subscribers excludes prepaid subscription accounts inactive for more than three months. Before 2004, we did not actively exclude inactive prepaid accounts from our subscriber base. In order to sustain the gradual increases in average revenue per subscriber, we intend to continue introducing new value-added services in order to generate additional sources of revenue and closing inactive prepaid subscriber accounts.

In addition to our basic cellular services, we also offer a broad range of value-added telecommunications and information services. We introduced in August 2001 a platform of integrated mobile data services under the brand name “emome.” Our “emome” services offer a broad range of value-added services, including financial information, transaction services, emergency services access numbers, directory information, time, weather and traffic reports. In addition, we have launched other mobile data services, such as JAVA games, unstructured supplementary service data, mobile Internet and multimedia messaging services. We believe these services enhance customer loyalty and satisfaction and increase cellular traffic. Revenues from mobile data services represented approximately 2.0%, 2.4% and 3.3% of our total cellular revenues in 2002, 2003 and 2004, and 3.3% and 4.2% of our total cellular revenues in the three months ended March 31, 2004 and 2005, respectively.

Paging Services

We offer nationwide and regional paging services in Taiwan. In addition to traditional paging services, we offer a broad range of wireless information services, including stock quotes on our “InterMessenger” service, weather information, news and agricultural information. We had approximately 56,500 paging subscribers as of March 31, 2005.

Revenues from paging services comprised approximately 0.6%, 0.3%, 0.2%, 0.2% and 0.1% of our revenues in 2002, 2003 and 2004 and the three months ended March 31, 2004 and 2005, respectively. As cellular usage has increased, we have seen a sharp reduction in the number of our paging subscribers. We expect the number of our paging subscribers to continue to decline.

Internet and Data Services

We have experienced continued growth in our Internet and data services. Our Internet and data revenues represented approximately 17.4%, 19.5%, 21.2%, 21.5% and 22.6% of our revenues in 2002, 2003 and 2004 and the three months ended March 31, 2004 and 2005, respectively. We provide:

•	Internet services, including HiNet, our Internet service provider, asymmetrical digital subscriber line Internet access, Internet value-added services, wireless local area networks and fiber-to-the-building services; and

•	data services, including leased line services, managed data services and Internet data center services.

The following table sets forth our revenues from Internet and data services for the periods indicated.

	Year ended December 31,			Three months ended March 31,
	2002	2003	2004	2004	2005
	(in billions)
				(unaudited)
	NT$	NT$	NT$	NT$	NT$
Internet and data revenues:
Internet	20.8	25.9	29.5	7.3	7.7
Data	10.4	9.7	9.8	2.5	2.4

Total Internet and data	31.2	35.6	39.3	9.8	10.1

Internet Services

HiNet and Internet Access

The following table sets forth our revenues from Internet services for the periods indicated.

	Year ended December 31,			Three months ended March 31,
	2002	2003	2004	2004	2005
	(in billions)
				(unaudited)
	NT$	NT$	NT$	NT$	NT$
Internet revenues:
Narrowband access	2.6	1.4	0.7	0.2	0.1
Narrowband Internet service	1.9	1.1	0.7	0.2	0.2
Broadband access (asymmetrical digital subscriber line only)	9.0	13.3	14.7	3.8	3.8
Broadband Internet service (asymmetrical digital subscriber line only)	5.5	7.8	10.8	2.5	2.9
Other Internet	1.8	2.3	2.6	0.6	0.7

Total Internet	20.8	25.9	29.5	7.3	7.7

We are the largest Internet service provider in Taiwan, with a market share of 47.5% as of March 31, 2005, respectively. As of March 31, 2005, HiNet had approximately 3.9 million subscribers.

The following table sets forth HiNet’s subscribers as of each of the dates indicated.

	As of December 31,			As of March 31,
	2002	2003	2004	2004	2005
	(in thousands, except percentages)
Total Internet access subscribers in Taiwan	7,454	7,839	8,036	7,883	8,158
HiNet subscribers
HiNet dial-up subscribers	1,936	1,616	1,376	1,569	1,324
HiNet asymmetrical digital subscriber line subscribers	1,352	1,902	2,413	2,024	2,518
Other access technology subscribers	31	32	32	32	32
Total HiNet subscribers	3,319	3,550	3,821	3,625	3,874
Market share(1)	44.5%	45.3%	47.5%	46.0%	47.5%

(1)	Based on data provided by the Ministry of Transportation and Communications.

We have maintained our leading market position despite a highly competitive market with over 180 Internet service providers in Taiwan. We expect the competitive conditions currently prevailing in the Internet service provider market to continue to intensify.

Customers can access HiNet through various technologies. We provide narrowband dial-up Internet access through connections based on standard telephone modems. We provide broadband Internet access through connections based on asymmetrical digital subscriber lines and our fiber-to-the-building technology. As of March 31, 2005, approximately 78.6%, or 2.5 million, of subscribers who access the Internet through our asymmetrical digital subscriber lines are our HiNet subscribers, and we expect this ratio to increase as a result of recent promotions to attract dial-up customers to upgrade to broadband Internet access.

We are the largest broadband Internet access provider in Taiwan in terms of subscribers. We began providing our asymmetrical digital subscriber line service in August 1999, and we had 3.2 million subscribers as of March 31, 2005, representing an approximately 83.4% share of Taiwan’s broadband market. Our market share of Taiwan’s broadband market was approximately 80.5%, 80.6% and 83.0% in 2002, 2003 and 2004, respectively. Our asymmetrical digital subscriber line service allows for transmission of data at high access rates and offers high-speed broadband Internet access services. We also provide asymmetrical digital subscriber line services to other Internet service providers that do not have their own network infrastructure.

The following table sets forth our asymmetrical digital subscriber line service subscribers as of each of the dates indicated.

	As of December 31,			As of March 31,
	2002	2003	2004	2004	2005
Our asymmetrical digital subscriber line service subscribers (in thousands)	1,683	2,426	3,071	2,589	3,203
Average downlink speed (Mbps)(1)	0.59	0.82	1.60	1.08	1.75

(1)	Average downlink speed is calculated by dividing the total downlink speed subscribed by the total number of subscribers as of the relevant date.

Our asymmetrical digital subscriber line service offers downlink speeds that range from 256 kilobits per second to 12 megabits per second and uplink speeds that range from 64 kilobits per second to 1 megabit per second. In December 2001, we began providing symmetrical digital service with uplink and downlink speeds of 512 kilobits per second. After our promotions in 2004 to increase customer access speeds, including our promotions for subscribers to upgrade to higher-speed access, the average uplink and downlink speeds of our subscribers have increased substantially. As of December 31, 2002, approximately 88% of our subscribers had subscribed for downlink speeds of 512 kilobits per second. As of March 31, 2005, approximately 53.6% of our subscribers had subscribed for downlink speeds of 2 megabits per second and our average downlink speed was 1.75 Mbps.

We have experienced limited competition in the asymmetrical digital subscriber line service market because other fixed line operators and cable operators have not established a nationwide network infrastructure to provide this service.

Our revenues from providing Internet access are generated from installation fees, monthly subscription fees and usage fees from fixed line telephone calls made to access HiNet, which are recorded as Internet services revenues rather than as fixed line revenues. Usage fees from fixed line telephone calls made to access Internet service providers other than HiNet are recorded as local fixed line revenues.

Charges for our HiNet dial-up service include a monthly fee entitling the subscriber to a fixed number of minutes of service, with an additional charge per minute when the fixed number of minutes is exceeded. Alternatively, we offer our subscribers an unlimited number of minutes for a fixed monthly fee. Charges for our asymmetrical digital subscriber line service include one-time installation charges and monthly subscription fees. These charges vary based on connection speed.

The following table sets forth our average revenues per user for each of the periods indicated.

	Year ended December 31,			Three months ended March 31,
	2002	2003	2004	2004	2005
	NT$	NT$	NT$	NT$	NT$
				(unaudited)
Average revenue per HiNet dial-up subscriber per month(1)	192	116	81	91	58
Average revenue per asymmetrical digital subscriber line subscriber per month(2)	1,039	940	863	925	797

(1)	Average revenue per HiNet dial-up subscriber per month is calculated by dividing the total local telephone usage revenues generated by HiNet dial-up subscribers and Internet access revenues by the average of the number of our HiNet dial-up subscribers on the first and last days of the period and dividing the result by the number of months in the relevant period.
(2)	Average revenue per asymmetrical digital subscriber line service subscriber per month is calculated as the sum of (a) asymmetrical digital subscriber line access revenues for the relevant period divided by the average of the number of our asymmetrical digital subscriber line service subscribers on the first and last days of the period divided by the number of months in the relevant period and (b) HiNet asymmetrical digital subscriber line Internet service provider revenue divided by the average of the number of HiNet asymmetrical digital subscriber line subscribers on the first and last days of the period divided by the number of months in the relevant period.

Our average revenues per subscriber have declined over the last three years and for the first three months of 2005 due to increasing competition. In addition, we were required by the Directorate General of Telecommunications to decrease our tariffs by an average of 24% in June 2004. However, we expect our average revenue per subscriber for broadband services to decline more gradually going forward, as subscribers migrate towards more expensive, higher bandwidth digital subscriber line services.

Internet Value-added Services

Our HiNet portal at www.hinet.net provides value-added services to our subscribers, such as gaming, e-learning, financial information and links to other portals. We charge fees for some of these services. We also receive commissions for transactions completed on some of these other portals. Our broadband Internet portal at www.hichannel.hinet.net offers online entertainment services through the Internet. In particular, our HiNet asymmetrical digital subscriber line customers can access music, television programs, movies and other multi-media content on demand. We charge access fees for some of this content. We expect the revenues generated from these value-added services to grow as a percentage of our total Internet and data services revenues. The information contained in our HiNet portal and broadband Internet portal is not a part of this prospectus. Our Internet value-added services revenues as a percentage of total Internet revenues were 4.5%, 5.5% and 5.8% in 2002, 2003 and 2004, respectively, and 6.8% in the three months ended March 31, 2005.

Wireless Local Area Network Service

We launched our wireless local area network service in May 2002. As of March 31, 2005, we had a total of approximately 23,345 residential and business customers that lease our access points. In addition, we have established 390 hot spots in public areas, such as airports and international convention centers, where individuals can access our wireless local area network. We expect the revenues generated from our wireless local area network services to continue to grow.

Data Services

The following table sets forth our revenues from data services for the periods indicated.

	Year ended December 31,			Three months ended March 31,
	2002	2003	2004	2004	2005
	(in billions)
				(unaudited)
	NT$	NT$	NT$	NT$	NT$
Data revenues:
Leased line	8.4	7.7	7.6	1.9	1.8
Other	2.0	2.0	2.2	0.6	0.6

Total data	10.4	9.7	9.8	2.5	2.4

Leased Line Services

We are the leading provider of domestic leased line services in Taiwan. We are also a leading provider of overseas leased line services. Leased line services involve offering exclusive lines that allow point-to-point connection for voice and data traffic. Leased lines are used by business customers to assemble their own private networks and by telecommunications service providers to establish networks to offer telecommunications services.

We provide data transmission services to major business customers in Taiwan. We also provide leased lines to other cellular and fixed line service operators for interconnection with our fixed line network and for connection within their networks. Since August 2001, licenses have been awarded to four undersea cable operators to engage in leased line services. Demand for high-speed data transmission services has been growing rapidly, as a result of growing consumer demand and lower tariffs due to increased competition. In particular, the total bandwidth of our lines leased increased by 55.0% over the two years ended December 31, 2004.

The following table shows the bandwidth of lines leased to third parties as of each of the dates indicated.

	As of December 31,			As of March 31,
	2002	2003	2004	2004	2005
	(in gigabits per second)
Total bandwidth	208.7	393.4	501.7	458.4	509.1

Rental fees for local leased lines are generally based on transmission speed while domestic long distance and international long distance leased line rental fees are generally based on transmission speed and distance.

We continue to experience a decline in rental fees for all of our leased line products. The decline in rental fees since 2000 has been substantial, particularly for international leased lines, partly as a result of our efforts to address competition from new international leased line service providers. We are actively implementing marketing and service campaigns to retain our high-value business customers.

Managed Data Services

We provide a wide range of managed data services, including frame relay services, asynchronous transfer mode services and virtual private network services. Frame relay services provide high-speed data communications linking remote sites. Asynchronous transfer mode services are used to handle high-bandwidth, integrated voice, video, data and Internet traffic between sites.

Internet Data Center Services

Internet data centers are facilities providing the physical environment necessary to keep computer network servers running at all times. These facilities are custom-designed with high-volume air conditioning temperature control systems, secure access, reliable electricity supply and connections to high-bandwidth Internet and data networks. Data centers house, protect and maintain network server computers that store and deliver Internet and other network content, such as web pages, applications and data.

We currently have 13 Internet data centers in Taiwan. We offer co-location, web hosting and application service provider services.

Other Telecommunications Services

We provide other telecommunications services, including multimedia on demand services, satellite services, telephone directories, corporate solution services and billing handling services. In 2002, we generated NT$2.7 billion, or approximately 1.5% of our revenues, from these various other telecommunications services. For 2003, we generated NT$2.6 billion, or approximately 1.4% of our revenues, and in 2004, we generated NT$3.2 billion, or approximately 1.7% of our revenues, from these various other telecommunications services. In the three months ended March 31, 2005, we generated NT$0.4 billion, or approximately 1.1% of our revenues, from these various other telecommunications services.

Multimedia on Demand Services

We launched our multimedia on demand service in Taipei County and Keelung City in March 2004 and in other Taipei metropolitan areas in April 2004. We expect to expand this service to cover 75% of Taiwan’s population by the end of 2005. Using video streaming technology through a set top box that connects to our asymmetrical digital subscriber lines, our customers can access TV programs and other services. We had 22 broadcasting channels and over 1,000 on-demand programs and served approximately 47,900 subscribers as of June 30, 2005. In addition, our video-on-demand service provides movies, e-learning and music programs for home entertainment. We also plan to introduce popular channels and bundle them with other pay channels in order to enhance our service content and satisfy our customers’ needs.

Satellite Services

We are a 50% owner of the ST-1 telecommunications satellite. Singapore Telecommunications Ltd. owns the remaining 50%. ST-1 was launched on August 26, 1998 and began commercial operations on December 1, 1998. We lease out transponder capacity on ST-1 and provide satellite lease circuits. In addition, we have two satellite communication centers that enable us to provide satellite value-added services. We also provide satellite services to Southeast Asia.

Telephone Directories

We publish and distribute telephone directories to households and businesses in Taiwan. Our yearly circulation is currently approximately 6.4 million. We also provide web-based directories through our hiPage and eYP brands. We have developed a range of Internet products and services based on our directory products. Our revenues from directories are derived from the sale of advertising space in directories, including advertising on hiPage, our Internet telephone directory service.

Interconnection

We provide interconnection of our fixed line network with other cellular operators and, since July 2001, with other fixed line operators.

The following table sets forth our interconnection fee revenues and costs for the periods indicated. These revenues and costs are included, depending on the nature of the call made, in local, domestic long distance services or cellular revenues and expenses, respectively.

	Year ended December 31,			Three months ended March 31,
	2002	2003	2004	2004	2005
	(in billions)
				(unaudited)
	NT$	NT$	NT$	NT$	NT$
Interconnection fee revenues:
Local	3.4	3.6	3.4	0.8	0.7
Domestic long distance	1.7	2.0	1.3	0.4	0.3
Cellular	4.2	5.3	6.3	1.5	1.6
Interconnection costs:
Fixed line	0.9	0.9	0.7	0.2	0.1
Cellular	4.0	4.6	5.6	1.4	1.4

Currently, tariffs for telephone calls between our fixed line subscribers and cellular subscribers of other cellular operators are set by the cellular operators. The cellular operators pay us interconnection fees based on minutes of usage, regardless of who initiated the call. The Directorate General of Telecommunications has consulted the public regarding a change to the regulation that will allow us to set and collect the tariffs for telephone calls made by our fixed line subscribers to cellular subscribers of other cellular operators. For such calls, cellular operators will no longer pay us interconnection fees, but we will be required to pay them termination charges. However, the relevant regulation has not yet been changed.

In the interim, the Directorate General of Telecommunications has approved, effective January 2004, an interconnection rate of NT$0.59 per minute for calls initiated by cellular subscribers, and NT$0.814 per minute for calls initiated by fixed line subscribers. The interconnection rate between our fixed line subscribers and other fixed line subscribers is approximately NT$0.32 per minute. The interconnection rate between our cellular subscribers and other cellular subscribers is approximately NT$2.15 per minute.

All interconnections by the networks of cellular operators and other fixed line operators with our fixed line network are made through dedicated lines that these operators lease from us. We record the revenue for these leased lines as part of our Internet and data revenues.

We expect an increase in interconnection revenue due to an increase in traffic between different fixed line networks as a result of the competition from other fixed line operators.

In accordance with governmental regulations, the contracts governing our interconnection arrangements must specifically address a number of prescribed issues. For example, our interconnection charge should reflect our cost with respect to the network elements used. In addition, cost increases are subject to approval by the regulatory authorities. We expect that our interconnection contracts will generally be reviewed annually, although we may also enter into long-term contracts.

OUR NETWORK INFRASTRUCTURE

Our network infrastructure consists of transmission networks that convey voice and data traffic, switching networks that route traffic between networks, and cellular, paging, Internet, leased line and data switching networks.

We purchase most of our network equipment from well-known international suppliers. As part of the purchase contract, these suppliers deliver and install the equipment for us. We also purchase from local suppliers a variety of components such as transmission lines, switches, telephone sets and radio transmitters.

Approximately 15,000 of our employees were engaged in network infrastructure development, maintenance, operation and planning as of March 31, 2005.

Internet Protocol Broadband Backbone Network

Our Internet protocol broadband backbone network consists of a core network and edge networks. We completed the construction of our super high-speed Internet protocol backbone network at the end of 2003 with ten 320 gigabits per second giga switching routers for the core network and more than 48 of the same routers for the edge networks. We believe this network will enable us to meet the increasing demand for broadband access and broadband multimedia services. Moreover, this network will also serve as the backbone for our future third generation cellular services and voice over Internet protocol services.

Transmission Networks

As of March 31, 2005, our transmission networks consisted of 1,007,964 fiber kilometers of fiber optic cable for trunking and 875,358 fiber kilometers of fiber optic cable for local loop.

Between 1999 and 2002, we made significant progress in the upgrading of our plesiochronous digital hierarchy network transmission facilities to synchronous digital hierarchy network transmission facilities. Plesiochronous digital hierarchy is the traditional technology for voice network transmission systems. Synchronous digital hierarchy architecture is an advanced technology that allows for instantaneous rerouting and eliminates downtime in the event of a fiber cut. In addition, synchronous digital hierarchy offers better reliability and performance for optical fiber transmissions at a lower operating cost. In December 2002 we installed synchronous transport module 64 multiplexer and 10 gigabit capacity 32-wavelength dense wavelength division multiplexing equipment on our long-haul backbone network. Our synchronous transport module 64 multiplexer can multiplex several low speed signals into a 10 gigabit per second high-speed signal. Dense wavelength division multiplexing equipment uses a technology that puts data from different sources together on an optical fiber with each signal carried on its own separate wavelength. Both synchronous transport module 64 multiplexer and dense wavelength division multiplexing equipment can increase our network capacity. Furthermore, we completed the deployment of eighteen 32-wavelength optical add-drop multiplexer rings in the main metropolitan areas of Taipei, Taichung and Kaohsiung in 2003, in order to provide new data services such as gigabit Ethernet, fiber channel, 2.5 gigabit packet over synchronous digital hierarchy and 10 gigabit Ethernet. To meet the demand for broadband services, we completed the deployment of a next generation synchronous digital hierarchy network in June 2005. The next generation synchronous digital hierarchy network will provide gigabit Ethernet over synchronous digital hierarchy service that is expected to leverage on our existing synchronous digital hierarchy network.

Based on the transmission network described above, we launched connection circuit service of 10 gigabit packet over synchronous digital hierarchy and 10 gigabit Ethernet to the government’s Taiwan Advanced Research and Education Network in 2003.

As part of our strategic focus on the Internet and data markets, our local loop connections use asymmetrical digital subscriber line technology. This enables us to deliver high-speed Internet, multimedia and other data services to our customers. As of March 31, 2005, substantially all of our installed telephone lines were capable of delivering asymmetrical digital subscriber line services.

Switching Networks

Domestic telecommunications network. Our domestic public switched telephone network consists of 14 message areas connected by a long distance network. As of March 31, 2005, we had 57 long distance exchanges, which are interconnection points between our telecommunications network.

We currently have intelligent networks installed over our public switched telephone networks for our domestic long distance and international networks, as well as a local intelligent network in the Taipei, Taichung and Kaohsiung metropolitan areas. Our intelligent network is designed to facilitate the use of value-added services by providing more information about calls and allowing greater management of those calls.

As of March 31, 2005, our domestic network included 17 million installed telephone lines, and reached virtually all homes and businesses in Taiwan.

International network. Our international transmission infrastructure consists of both submarine cable and satellite transmission systems, which link our national network directly to 99 telecommunications service providers in 58 international destinations.

International calls are routed between Taiwan and international destinations through one of our two international switching centers, one located in Taipei and the other in Kaohsiung. Each center had two international gateway switches. In total, we had a trunks capacity of 85,040 channels as of March 31, 2005.

We currently have invested in 30 submarine cables, six of which land in Taiwan. Our aggregate total capacity in the undersea cables in which we have invested is 55 gigabits per second.

Cellular Services Network

Our cellular services network consists of:

•	cell sites, which are physical locations equipped with a base station consisting of transmitters, receivers and other equipment used to communicate through radio channels with subscribers’ cellular telephone handsets within the range of a cell;

•	base station controllers, which connect to, and control, the base station within each cell site;

•	mobile switching service centers, which control the base station controllers and the processing and routing of telephone calls;

•	gateway general packet-switched radio service support nodes, which connect our general packet-switched radio service network to the Internet;

•	serving general packet-switched radio service support nodes, which connect the general packet-switched radio service network to the base station controllers; and

•	transmission lines, which link (1) with respect to the global system for mobile communications network, the mobile switching service centers, base station controllers, base stations and the public switched telephone network, and (2) with respect to the general packet-switched radio service network, the base station controllers, the support nodes and the Internet.

The following table sets forth selected information regarding our cellular networks as of the dates indicated.

	As of December 31,			As of March 31,
	2002	2003	2004	2004	2005
Global system for mobile communications base stations	7,402	7,791	8,207	7,939	8,154
Switches	54	54	54	54	54
Lines of capacity (in thousands)	8,000	8,500	8,500	8,500	8,500
Taiwan population coverage	99.9%	99.9%	99.9%	99.9%	99.9%
Taiwan geographical coverage	89.0%	89.5%	90.0%	89.8%	90.0%
General packet-switched radio service gateway support nodes	25	25	25	25	25
Serving support nodes	20	20	20	20	20
System capacity (in thousands)	1,000	1,000	1,000	1,000	1,000

We provide cellular services based on the global system for mobile communications network standards. We have dual band 900 MHz and 1800 MHz frequency spectrums for our global system for mobile communications services. In addition, we have installed an intelligent network on our cellular services network infrastructure to enable us to provide prepaid services as well as a wide range of advanced call features and value-added services. We have also installed wireless application protocol gateways on our cellular services network that enable us to provide wireless application protocol services. We began providing cellular communications services based on the general packet-switched radio service network standards in August 2001, using “emome” as the portal name.

As our subscriber base has continued to grow, we have increased the capacity of our intelligent network to more than 1.5 million subscribers. We also completed a system expansion of our cellular services network to accommodate more than 8.5 million subscribers (including 1 million general packet-switched radio service subscribers) at the end of 2003. We have general packet-switched radio services and 15 MHz paired spectrum plus 5 MHz unpaired spectrum in the 2 GHz frequency band for our third generation cellular services. In preparation for the launch of third generation cellular services, we contracted with Nokia Corporation to provide the core network, radio access network, service network, transmission network and maintenance network. As of June 30, 2005, we have completed the construction of approximately 1,800 third generation base stations with a network capacity of 1.5 million. We expect our third generation network will be comprised of 2,800 base stations, with a capacity of 2.4 million lines upon completion. We expect to launch our third generation cellular services in the second half of 2005.

Paging Network

The primary components of our paging network are:

•	paging control systems, which receive and encode incoming messages; and

•	base stations, which transmit messages to the subscriber’s pager.

Our paging network uses, among other technologies, the open paging protocol developed by Motorola. This technology provides higher data rate, larger content capacity, longer battery life and better error correction capabilities than other existing paging technologies.

Internet Network

HiNet, our Internet service provider, has the largest Internet access network in Taiwan, with 35 points of presence, approximately 45,000 dial-up ports, approximately 3,500,000 broadband remote access server ports and a backbone bandwidth of approximately 205 gigabits per second as of March 31, 2005. We plan to increase HiNet’s points of presence and backbone bandwidth to approximately 254 gigabits per second by the end of 2005. We intend to maintain a dial-up user to port ratio of approximately 20 to 1 to ensure quality service and maintain market share.

HiNet’s total international connection bandwidth is 25.4 gigabits per second as of March 31, 2005. As we expect that Internet traffic flows to and from the United States will continue to increase, we plan to expand our bandwidth to the United States. We also plan to increase our links to other countries, including Japan, Korea, Hong Kong, Singapore, Mainland China, Malaysia and Australia.

Leased Line and Data Switching Networks

We operate leased line networks on both a managed and unmanaged basis. In addition, we operate a number of switched digital networks used principally for the provision of packet-switched, frame relay, asynchronous transfer mode technology and a multi protocol label switching internet protocol virtual private network. We have completed the construction of a digital cross connect system throughout Taiwan with a total of 53 nodes. As of March 31, 2005, we had 4,604 frame relay ports, 7,873 X.25 ports, 7,717 asynchronous transfer mode ports and approximately 50,000 multi protocol label switching internet protocol virtual private network virtual ports.

Our data networks support a variety of transmission technologies, including X.25 protocol, frame relay and asynchronous transfer mode technology. We have also built up our HiLink virtual private network that combines internet protocol and asynchronous transfer mode technologies. The advantage of a HiLink virtual private network based on multi protocol label switching technology is that it can carry different classes of services, such as video, voice and data together to provide services with various qualities of service, high performance transmission and fast forward solution in an enhanced security network. A HiLink virtual private network can be accessed by an asymmetrical digital subscriber line and can include built-in mechanisms that can deal with overlapping internet protocol addresses. Therefore, the network potentially is less costly and requires less management for business applications.

EMPLOYEE STOCK SUBSCRIPTION PROGRAMS

Under the Statute Governing Privatization of State-Owned Enterprises, a certain portion of our shares must be reserved for purchase by our employees at favorable terms, in accordance the regulations issued by the Ministry of Transportation and Communications and approved by the Executive Yuan.

Under a program established pursuant to a regulation adopted by the Ministry of Transportation and Communications, our employees may subscribe for up to 476,858,252 of our common shares from the Ministry of Transportation and Communications in offerings conducted by the Ministry of Transportation and Communications prior to our privatization. As long as our employees agree not to transfer or pledge these shares for two or three years, they will be eligible to receive a discount of 10% or 20%, respectively, from the offering price. Pursuant to a June 2005 amendment to the terms of this program, a majority of our employees who continue their employment with us after our privatization will also be eligible to receive a 50% discount if they agree not to transfer or pledge the shares for four years. As of the date of this prospectus, 327,720,393 of our common shares, representing 3.4% of our outstanding common shares, remained unsold under this program. In addition, our employees will be entitled to purchase a small amount of additional common shares at their par value per share of NT$10 if these employees have subscribed for shares under this program and held those shares for at least one year. As of the date of this prospectus, the Ministry of Transportation and Communications has sold 13,347,806 of our common shares to our employees at par value, representing less than 0.2% of our outstanding common shares.

In connection with this offering, the Ministry of Transportation and Communications has implemented another stock subscription program, allocating up to 476,858,252 common shares, or 4.9% of our outstanding common shares, for a one-time subscription by our employees. Under this program, a majority of our employees will be eligible to receive a discount of 10%, 20% or 50% from the offering price of the shares if they agree not to transfer or pledge these shares for two, three or four years, respectively.

If the Ministry of Transportation and Communications conducts concurrent offerings with different offering prices, the offering price, for the purposes of the two programs referred to above, means the lowest of those offering prices.

We will be required under US GAAP to recognize as an expense the discounts on the sale by the Ministry of Transportation and Communications of our common shares under these programs. However, this will not involve any expenditure of cash and will not affect our cash flows under US GAAP. Moreover, this will not be recognized as an expense under ROC GAAP, and the amount of our profits available for distribution as dividends, which will be determined under ROC GAAP, will not be affected. See “Implications of Our Privatization — Financial Reporting.”

Under the Statute of Chunghwa Telecom Co., Ltd. and our articles of incorporation, whenever we issue new shares for cash, we must reserve up to 10% of the new shares to be issued at a favorable term for subscription by our employees.

MARKET PRICE INFORMATION

Market Price Information for Our Shares

Our shares have been listed on the Taiwan Stock Exchange under the number “2412” since October 27, 2000. There is no public market outside Taiwan for our shares. The table below shows, for the periods indicated, the high and low closing prices and the average daily trading volume on the Taiwan Stock Exchange for our shares. The closing price for our shares on the Taiwan Stock Exchange on July 27, 2005 was NT$66.00 per share.

	Closing price per common share		Average daily trading volume
	High	Low
	(NT$)	(NT$)	(in thousands)
2000 (from October 27)	100.50	75.00	8,393
2001	84.00	39.60	3,382
2002	55.00	43.20	2,398
2003	58.00	46.00	5,568
First Quarter	58.00	50.00	2,975
Second Quarter	54.50	49.70	5,505
Third Quarter	52.50	46.00	6,896
Fourth Quarter	54.00	47.80	6,916
2004	64.00	50.50	8,872
First Quarter	59.50	50.50	12,971
Second Quarter	58.00	53.50	6,731
Third Quarter	58.50	52.50	6,115
Fourth Quarter	64.00	56.00	10,060
November	64.00	58.50	11,614
December	64.00	61.00	9,467
2005 (through July 27)	66.00	59.00	8,132
First Quarter	65.50	62.50	9,218
January	65.50	62.50	9,626
February	64.50	63.00	11,525
March	65.20	63.20	7,440
Second Quarter	65.30	59.00	8,050
April	65.30	60.80	6,998
May	61.80	59.00	9,411
June	64.70	60.00	7,706
Third Quarter (through July 27)	66.00	63.40	5,280
July (through July 27)	66.00	63.40	5,280

The performance of the Taiwan Stock Exchange has in recent years been characterized by extreme price volatility. There are currently limits on the range of daily price movements on the Taiwan Stock Exchange. In addition, purchases of shares of Taiwan companies on the Taiwan Stock Exchange or other markets by the National Financial Stabilization Fund, the Labor Insurance Fund or other funds associated with the government of the Republic of China may have caused and may in the future cause the price of shares of Taiwan companies to be higher than the prices that would otherwise prevail in the open market.

Market Price Information for Our American Depositary Shares

Our ADSs have been listed on the New York Stock Exchange under the symbol “CHT” since July 17, 2003. The table below shows, for the periods indicated, the high and low closing prices and the average daily trading volume on the New York Stock Exchange for our ADSs. The closing price for our ADSs on the New York Stock Exchange on July 27, 2005 was US$21.95 per ADS. Each of our ADSs represents ten common shares.

	Closing price per common share		Average ADS Daily Trading Volume
	High	Low
	US$	US$	(in thousands)
2003 (from July 23)	15.90	13.38	680
Third Quarter (from July 23)	15.30	13.38	1,107
Fourth Quarter	15.90	13.95	577
2004	21.09	14.93	326
First Quarter	17.85	14.93	431
Second Quarter	18.09	15.85	411
Third Quarter	17.73	15.71	206
Fourth Quarter	21.09	17.81	261
November	20.85	18.78	349
December	21.09	20.06	225
2005 (through July 27)	22.13	19.57	366
First Quarter	22.13	20.30	400
January	21.79	20.30	390
February	22.13	21.07	408
March	22.04	20.73	404
Second Quarter	21.55	19.57	306
April	21.27	19.94	251
May	20.82	19.57	328
June	21.55	20.87	339
Third Quarter (through July 27)	21.95	20.84	465
July (through July 27)	21.95	20.84	465

The ADSs offered in this offering will be fully fungible with, will be identified by the same CUSIP number and will be eligible for trading under the same New York Stock Exchange trading symbol as, the existing ADSs.

IMPLICATIONS OF OUR PRIVATIZATION

In the event we are privatized, we will no longer be subject to certain Republic of China laws, rules and regulations that apply only to state-owned enterprises. Set forth below is a summary of the key implications of our privatization. We cannot assure you, however, that we will in fact be privatized or that our privatization will be completed by the Republic of China government’s target date of December 31, 2005 or at all. Moreover, as a telecommunication services provider in Taiwan, we will continue to be subject to extensive regulations regardless of whether or not we are privatized.

Expected Removal of Certain Limitations

As a state-owned enterprise of the Republic of China, our autonomy is significantly limited. Specifically, our business operations and management are constrained in the following manner:

•	We require the approval of the government for our annual budget and business plan.

•	We require the approval of the government for certain investments in new businesses.

•	We must comply with the Republic of China Government Procurement Law and related regulations in our purchases of goods and services, including the requirement that we obtain the approval of the Ministry of Transportation and Communications for significant sales and purchases.

•	We require the approval of the Ministry of Transportation and Communications for technology cooperation with foreign persons.

•	We must adopt compensation standards set by the government.

We believe that the management and operational flexibility resulting from the elimination of these limitations will enable us to more rapidly and efficiently develop our business and respond to market changes while implementing cost-saving reforms.

The Republic of China government, through the Ministry of Transportation and Communications and other government-controlled entities, will remain our largest shareholder, though it may transfer its shares to another government agency or state-owned enterprise upon our privatization. The Republic of China government will have significant influence upon the approval of corporate matters that require a shareholder vote, including the election of directors and supervisors and the approval of dividends, and we will still be subject to effective control by the Republic of China government. Furthermore, under the Republic of China Telecommunications Act and our articles of incorporation, the Ministry of Transportation and Communications has the right to subscribe for two of our preferred shares when the government owns less than 50% of our outstanding common shares. The Ministry of Transportation and Communications, as owner of these preferred shares, will have the right to veto any change in our name or our business and any transfer of a substantial part of our business or property. We expect the Ministry of Transportation and Communications to subscribe for these preferred shares shortly after the government’s ownership falls below 50% of our outstanding common shares. Accordingly, we cannot assure you that any benefits we expect to enjoy in the event we are privatized will materialize.

Expected Benefits

We believe that we will benefit from our privatization as follows:

•	Increased responsiveness to developments in the telecommunications market. We will be able to make business and operational decisions without the need for government approvals for budgets and business plans, and therefore be able to respond quickly to market changes and implement proactive business plans.

•	Greater flexibility to streamline the procurement of products and services. If we are no longer subject to the government procurement procedures, we will have greater flexibility to purchase products and services that meet our needs as to quality, specifications and price and with a shorter procurement period.

•	Greater flexibility to implement cost reduction initiatives. We will have greater flexibility to implement cost-saving and labor management reforms in a timely and efficient manner if we are no longer subject to the government budget and approval processes and civil service regulations.

•	New business and alliance opportunities. We will have greater flexibility to explore and engage in business cooperation, strategic alliances and merger and acquisition activities with domestic and foreign parties.

•	Increased incentives for management and employees. If we are privatized, we will be able to implement incentive plans, such as contributions to employees’ skill development and employee child education funds, discretionary, performance-based cash bonuses, and company subsidized purchases by employees of our shares to help us to retain talent and motivate management and employees. In particular, beginning in the fiscal year in which our privatization is completed, we intend to distribute, prior to distributing any dividends to our shareholders: (1) not less than 1% of the distributable earnings to employees as bonuses; and (2) not more than 0.2% of the distributable earnings to directors and supervisors as compensation. Distributions for the year in which our privatization is completed will be distributed out of profits generated from the date of privatization to the end of that fiscal year. We expect that the increased costs incurred under those programs may be material, but we cannot accurately quantify it at this time.

•	Enhanced flexibility to optimize capital structure. We will have greater flexibility to pursue various options to optimize our capital structure, such as possible repurchases of our outstanding common shares and increases in our leverage through debt financing, which we believe will enhance shareholder value in the long-term.

Transitional Obligations to Employees

We currently maintain two non-contributory defined benefit pension plans. The first plan, which we refer to as the civil service plan, covers our employees who qualify as civil servants and a limited number of other employees. The second plan, which is administered in accordance with the Republic of China Labor Standards Law and which we refer to as the labor standards plan, covers all other employees. Both plans provide for a lump-sum payment at an employee’s retirement based on the employee’s years of service and monthly salary. Employees with the same seniority and monthly salary will receive a greater lump sum payment under the labor standards plan than under the civil service plan. The civil service plan also provides for a monthly annuity payment to certain qualified employees after retirement based on the employee’s years of service and monthly salary.

The Republic of China Labor Pension Act, which became effective on July 1, 2005, provides for a contributory defined pension plan. Under this new pension plan, we will make a monthly contribution to each employee’s pension fund account of at least 6% of an employee’s monthly salary, matching the employee’s own contribution of up to 6% of the monthly salary. Employees who are hired on or after July 1, 2005 will be covered under the new pension plan. All of our other employees, including those who continue their employment after our privatization, may elect to be covered by the labor standards plan or the new pension plan.

We are required by the Statute Governing Privatization of State-Owned Enterprises to make severance payments to all employees at the date of our privatization as settlement of their accrued benefits under the pre-existing pension plans in the following manner:

•	for employees who choose to continue their employment with us, a lump sum equal to the amount that they would have been entitled to if they had retired on the date of privatization under the labor standards plan, regardless of which pension plan they were covered under prior to our privatization; and

•	for employees who choose not to continue their employment with us, in addition to the same lump sum payment described above, six months’ salary plus one month’s wages (including salary, bonuses, allowances and other regular payments) in lieu of prior notice of termination.

On June 28, 2005, the Council of Labor Affairs issued an interpretation of the Labor Pension Act to the effect that our employees who are eligible to retire on the date of our privatization under the civil service plan may elect to retire on the date of our privatization and be re-hired by us on the same date and accordingly will be entitled to an option to retain their monthly annuity payments. Re-hired employees who choose not to forego the monthly annuity payments from the government, will receive the lump sum due to them upon their retirement under the civil service plan. Re-hired employees who choose to forego the monthly annuity payments from the government, will receive the lump sum due to them upon their retirement determined as if they were covered by the labor standards plan.

All continuing employees whose employment is terminated by us within five years of our privatization will be entitled to a payment equivalent to the pension plan benefit accrued from the date of our privatization to the date of termination, as well as six months’ salary plus one month’s wages in lieu of notice of termination. Under the Statute Governing Privatization of State-Owned Enterprises, the Ministry of Transportation and Communications is responsible for paying the six months’ salary portion, while we will be responsible for paying the remainder of the payments due to our employees.

Prior to the date of our privatization, eligible employees who retire under pre-existing pension plans will receive lump-sum payments from our pension plan funds. Employees who retire under the civil service plan will also be entitled to monthly annuity payments. Under relevant Republic of China regulations, the Ministry of Transportation and Communications will be responsible for these monthly annuity payments after our privatization. In connection with this offering, we have implemented a special incentive retirement program that provides for a payment equal to six months’ salary plus one month’s wages to employees who retire and are not re-hired upon our privatization. We will be responsible for making these payments.

Based on a survey conducted among employees who are eligible to retire on the date of privatization, we estimate that approximately 800 employees may leave our company upon the completion of our privatization. These statements are forward-looking statements and are subject to risks and uncertainties. See “Forward-Looking Statements in this Prospectus May Not Be Realized.”

The table below summarizes the amounts due to our employees upon our privatization.

Types of employees	Amount	Responsible party
Continuing employees:

Employees who (1) are not eligible to retire on the date of our privatization or (2) are eligible to retire but elect to forego monthly annuity payments	• Lump sum payment as if they had retired under the labor standards plan	• Our company

Employees who are eligible to retire on the date of our privatization and elect to retain monthly annuity	• Lump sum payment under civil service plan	• Our company
	• Future monthly annuity	• Ministry of Transportation and Communications

Non-continuing employees:

Employees eligible to retire who retire upon our privatization	• Lump sum retirement payments under applicable plan	• Our company
	• Six months’ salary plus one month’s wages	• Our company
	• Annuity payments only for retirees under civil service plans	• Ministry of Transportation and Communications

Employees not eligible to retire who choose not to continue employment upon our privatization	• Lump sum payment as if they had retired under the labor standards plan	• Our company
	• Six months’ salary	• Ministry of Transportation and Communications
	• One months’ wages	• Our company

As of December 31, 2004, our estimated pension obligations totaled NT$134.9 billion. Of this amount, NT$45.7 billion relates to projected benefits under annuity payments and six-month salary portion of severance payments that will be paid by the Ministry of Transportation and Communications after our privatization. We have provided for our pension obligations by making contributions to our pension plans and the fair value of our pension plan assets was NT$85.9 billion as of December 31, 2004. We intend to contribute NT$6.1 billion to our pension plans in 2005, of which NT$2.0 billion have been made in the three months ended March 31, 2005. We believe that we have substantially funded all of our pension obligations. However, our estimate of our pension obligations is based on a number of actuarial assumptions, including that we would be privatized by the Republic of China government’s target date of December 31, 2005, that a certain number of our employees would choose to retire upon our privatization and that our pension plan assets would achieve a certain return. To the extent these assumptions are different from actual experience, our actual pension obligations could be significantly increased. Moreover, we cannot assure you that other events outside of our control, such as new laws, rules or regulations or interpretations of existing laws, rules or regulations, as well as legal or other challenges to this offering, the concurrent public auction of our common shares within the Republic of China and/or our privatization, would not similarly result in a significant increase in our actual pension obligations.

Financial Reporting

Our financial statements incorporated by reference in this prospectus have been prepared in accordance with US GAAP. As a state-owned enterprise of the Republic of China, we prepare certain unaudited financial data on a monthly and quarterly basis and audited financial statements on a semiannual and annual basis in accordance with our government-approved internal accounting principles, which take into account ROC GAAP and relevant laws and regulations and government guidelines applicable to state-owned enterprises. We are also required to prepare on an annual basis audited financial statements subject to the review and adjustment of the Ministry of Audit in accordance with the Audit Law of the Republic of China and other relevant laws and regulations. As a result, we may publish up to three separate sets of audited annual financial statements.

If we are privatized, we intend to transition into financial reporting under ROC GAAP, with reconciliation to US GAAP in accordance with the requirements of the Securities and Exchange Commission, beginning the fiscal year ending December 31, 2005. In the interim, we expect we will continue to make available our quarterly financial statements prepared in accordance with US GAAP. Our privatization would principally affect our financial results as reported under US GAAP as follows:

•	Under US GAAP, we are required to recognize as an expense certain discounts on sales of our common shares by the Ministry of Transportation and Communications to our employees. See “Employee Stock Subscription Programs.” However, this will not involve any expenditure of cash and will not affect our cash flows under US GAAP. Moreover, this will not be recognized as an expense under ROC GAAP and the amount of our profits available for distribution as dividends, which will be determined under ROC GAAP, will not be affected.

•	Under US GAAP, the portion of our liabilities relating to our pre-existing pension plans that is assumed by the Ministry of Transportation and Communications will be accounted for as contributed capital and recorded in stockholders’ equity.

•	Companies in Taiwan are generally subject to a 10% tax on our undistributed earnings under the Republic of China Income Tax Law. Under US GAAP, we are required to accrue this 10% tax on undistributed earnings during the period the earnings arise and adjusted to the extent that distributions are approved by the shareholders on the following year. Prior to our privatization, we only recognize a minimal expense for the 10% tax on undistributed earnings under US GAAP because we have been required by the government to distribute all of our distributable earnings within six months after the end of each fiscal year. In the event we are privatized, we would begin to recognize an expense for the 10% tax on total earnings in the year the earnings were recognized. In the following year, once the shareholders have determined the amount of earnings to be distributed, any excess tax expense would be reversed.

•	In the event we are privatized, we will be required to distribute, prior to distributing any dividends to our shareholders: (1) not less than 1% of the distributable earnings to employees as bonuses; and (2) not more than 0.2% of the distributable earnings to directors and supervisors as compensation. We currently intend to make such distributions in cash. Under US GAAP, we will be required to charge these distributions as an expense, which will reduce our net income as determined under US GAAP. Under ROC GAAP, a distribution of our earnings will not be recorded as expenses.

Tax Implications

If we are privatized, our deferred income tax assets derived from pension costs would be realized in the year of our privatization. This will result in a reduction of our income tax payable for that year. However, the reduction in income tax payable would correspondingly decrease the amount of tax credits available for tax deduction purposes, which would in turn increase our overall tax expense, in the absence of any other changes.

PRINCIPAL AND SELLING SHAREHOLDERS

All of the ADSs in this offering are being sold by the Ministry of Transportation and Communications, located at 2 Chang Sha Street, Section 1, Taipei, Taiwan, Republic of China. The table below sets forth information with respect to the beneficial ownership, within the meaning of Section 13(d)(3) of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, of our common shares, as of the date of the prospectus, as adjusted to reflect the sale of our ADSs offered in this offering for:

•	each person whom we know owns beneficially more than 5% of our common shares; and

•	our directors, supervisors and executive officers as a group.

	Shares beneficially owned prior to the offering		Shares being offered in the offering		Shares beneficially owned after the offering
	Number	Percent	Number	Percent	Number	Percent
Republic of China Government(1)(2)	6,298,539,234	65.29%	1,254,204,240	13.00%	5,044,334,994	52.29%
Ministry of Transportation and Communications(2)	6,256,292,234	64.85%	1,254,204,240	13.00%	5,002,087,994	51.85%
Directors, supervisors and executive officers as a group(3)	820,878	0.01%	—	—	820,878	0.01%

(1)	Includes the 6,256,292,234 common shares held by the Ministry of Transportation and Communications and an aggregate 42,247,000 common shares held, as of April 20, 2005, by Chunghwa Post Co., Ltd., the Development Fund, the Bureau of Labor Insurance, the Bank of Taiwan and the Central Trust of China, all of which are entities controlled, directly or indirectly, by the government.
(2)	The number of shares being sold in the offering may be increased to 1,350,682,000, if the underwriters exercise the option granted to them by the Ministry of Transportation and Communications to purchase up to an additional 96,477,760 of our common shares.
(3)	Excludes common shares held by the Ministry of Transportation and Communications, for which some of the directors and supervisors act as representatives.

Concurrently with this offering, the Ministry of Transportation and Communications is separately offering up to 289,431,000 common shares in a public auction to be conducted solely within the Republic of China. After the completion of this offering and the domestic share auction, assuming the underwriters’ option to purchase additional ADSs is not exercised, the Ministry of Transportation and Communications will own 4,712,656,994 common shares, or 48.85% of our outstanding shares.

The Ministry of Transportation and Communications owned 7,896,533,299, or 81.85%, 6,268,758,620, or 64.98%, and 6,259,973,541, or 64.89% of our outstanding common shares as of December 31, 2002, 2003 and 2004, respectively.

In the event we are privatized, the Ministry of Transportation and Communications will be entitled to subscribe for two preferred shares. Under our articles of incorporation, the holder of preferred shares is entitled to certain rights, including the right to act as our director and supervisor. See “Description of Share Capital — Preferred Shares.” In the event we are privatized, the government may further restructure its ownership of our company by transferring the common shares held through the Ministry of Transportation and Communications to another Republic of China government agency or state-owned enterprise.

RELATIONSHIP WITH THE REPUBLIC OF CHINA GOVERNMENT

As of April 20, 2005, the Republic of China government, through the Ministry of Transportation and Communications and other government-controlled entities, owned approximately 65.29% of our outstanding common shares, and will own approximately 49.29% of our outstanding common shares after the completion of this offering and the concurrent public auction of our common shares within the Republic of China. As a result, the government will continue to be able to significantly influence the outcome of any corporate transaction or other matters submitted to our shareholders for approval. Furthermore, under the Republic of China Telecommunications Act and our articles of incorporation, the Ministry of Transportation and Communications has the right to subscribe for two of our preferred shares when the government owns less than 50% of our outstanding common shares. The Ministry of Transportation and Communications, as holder of these preferred shares, will be entitled to appoint one director and one supervisor and will have the right to veto any change in our name or our scope of business and any transfer of the whole or a substantial part of our business or assets for so long as these preferred shares are outstanding. These preferred shares will be redeemed by us three years after their issuance at their par value. See “Description of Share Capital — Preferred Shares.” In the event we are privatized, the government may restructure its ownership of our common shares by transferring them to another government agency or state-owned entity, and our relationship with the government and the Ministry of Transportation and Communications may change.

State-owned enterprises of the Republic of China are subject to extensive regulations. In particular, the applicable regulations limit autonomy on matters relating to budget and dividend policies, as well as key employment terms for directors and supervisors. In the event we are privatized, we will no longer be subject to these regulations. We cannot assure you, however, that we will in fact be privatized upon the completion of this offering and the concurrent public auction of our common shares within the Republic of China, or that our privatization will be completed by the government’s target date of December 31, 2005 or at all.

The government is one of our largest customers. We transact business with various departments and agencies of the government, as separate customers, on an arms’ length basis.

The government also has the power to take actions with respect to our networks in the interests of national security.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, the ADSs sold in this offering will be freely tradeable within the United States without restriction or further registration under the Securities Act by persons other than us or our “affiliates” as the term is defined in Rule 144 under the Securities Act.

We and the Ministry of Transportation and Communications have agreed for a period of 90 days after the date of this prospectus not to offer, sell, contract to sell, hedge or otherwise dispose of, without the prior written consent of the representatives of the underwriters:

•	any of our common shares or depositary receipts representing our common shares;

•	any common shares of our subsidiaries or controlled affiliates or depositary receipts representing those shares; and

•	any securities that are substantially similar to the common shares or depositary receipts referred to above, including any securities that are convertible into, exchangeable for or otherwise represent the right to receive the common shares or depositary receipts referred to above;

other than pursuant to, as applicable:

•	an employee benefits plan or distribution of dividends or employee bonuses in the form of shares;

•	the employee share purchase plans relating to our privatization as described in “Employee Share Subscription Programs”;

•	sales to certain strategic investors, provided that such strategic investors are subject to the restrictions described above;

•	sales of common shares to us by the Ministry of Transportation and Communications in connection with repurchases of our common shares conducted by us;

•	a public auction of our common shares to be conducted by the Ministry of Transportation and Communications solely within the Republic of China concurrently with this offering; or

•	transfer of the common shares to another Republic of China government agency or state-owned enterprise, provided such agency or entity agrees to the lock-up restrictions described above.

In connection with the establishment of the National Financial Stabilization Fund, the Ministry of Transportation and Communications pledged 2.8 billion of our common shares as security to support borrowings by the National Financial Stabilization Fund from a syndicate of commercial banks in Taiwan. These 2.8 billion pledged shares represent approximately 29.0% of our outstanding common shares.

The Republic of China government has publicly announced its long-term intention to reduce its ownership of our outstanding common shares to 34% through future offerings of our common shares and ADSs. Sales of substantial amounts of our ADSs or common shares in the public market, or the perception that future sales may occur, could depress the prevailing market price of ADSs and common shares.

DESCRIPTION OF SHARE CAPITAL

Set forth below is a summary of information relating to our share capital, including brief summaries of the relevant provisions of our articles of incorporation, the Republic of China Securities and Exchange Law, the Republic of China Company Law, the Statute of Chunghwa Telecom Co., Ltd. and the Telecommunications Act.

General

Our authorized capital is NT$96,477,249,020, divided into 9,647,724,900 common shares, par value NT$10 per share, all of which are issued and outstanding and in registered form, and two non-transferable preferred shares. The Ministry of Transportation and Communications has the right to subscribe for two preferred shares when the government owns less than 50% of our common shares. These preferred shares, if issued, will be redeemed by us at their par value three years after their issuance.

The Republic of China government, through the Ministry of Transportation and Communications and other government controlled entities, owns approximately 65.29% of our outstanding common shares as of the date of this prospectus. The remainder of our outstanding shares are held by public shareholders and other investors. We do not have any other equity in the form of preferred shares, convertible bonds or otherwise outstanding as of the date of this prospectus.

Preferred Shares

Under our Articles of Incorporation, the holder of preferred shares is entitled to the same rights as holders of common shares with respect to receiving distributions of dividends and bonuses, remaining assets available for distribution upon our dissolution, liquidation or winding up, distribution of retained earnings or capital reserve, or capital allocation.

In addition, the holder of preferred shares will be entitled to the same voting rights as holders of common shares at any of our meetings of holders of common shares.

The holder of the preferred shares, or its nominated representative, will be entitled to appoint one director and one supervisor of our company for so long as the preferred shares are outstanding . Any such representative is subject to removal and replacement by the holder of the preferred shares from time to time.

When we issue new shares for cash, the holder of preferred shares will be entitled to the same pre-emptive rights as holders of common shares.

Without the prior consent of the holder of the preferred shares, we may not:

•	change our corporate name;

•	change the scope of our business; or

•	transfer the whole or a substantial portion of our business or assets.

The holder of preferred shares may not transfer its preferred shares. We must redeem all outstanding preferred shares at par value three years from the date of their issuance. We are required to cancel these preferred shares immediately after their redemption.

Dividends and Distributions

At each annual general shareholders’ meeting, our board of directors submits to the shareholders for their approval any proposal for the distribution of a dividend or the making of any other distribution to shareholders from our net income for the preceding fiscal year. All common shares outstanding and fully paid as of the relevant record date are entitled to share equally in any dividend or other distribution so approved. Dividends may be distributed in cash, in the form of common shares or a combination of the two, as determined by the shareholders at the meeting.

We are not permitted to distribute dividends or make other distributions to shareholders in any year in which we do not have any net income or retained earnings (excluding reserves). The Republic of China Company Law also requires that 10% of our annual net income, less prior years’ losses and outstanding tax, if any, be set aside as a legal reserve until the accumulated legal reserve equals our paid-in capital. In addition, our Articles of Incorporation provide that at least 50% of the remaining portion of the net income, less prior years’ losses, outstanding taxes, the legal reserve and any special reserve, plus undistributed retained earnings from prior years will be distributed as dividends to shareholders. Not less than 10% of the total amount of the distributed dividends must be in cash, but if the cash dividends to be distributed are less than NT$0.10 per share, the dividends may be distributed in the form of shares. Commencing in the fiscal year in which our privatization is completed, prior to distributing any dividends to our shareholders, we must first distribute (1) not less than 1% of the distributable earnings to employees as bonuses and (2) not more than 0.2% of the distributable earnings to directors and supervisors as compensation. Distributions for the year in which the privatization is completed will be distributed out of the profits generated during the period from the date of privatization to the end of that fiscal year. The above percentages may be adjusted, with our shareholders’ approval, according to our actual profits, capital budget and funding conditions of that year.

In addition, under the Statute of Chunghwa Telecom Co., Ltd., we are required to make up any shortfall in the required pension fund reserve within eight years after our incorporation. Consequently, if we record any extra earnings over our previous estimated earnings approved by the Legislative Yuan, these extra earnings shall be first allocated as our pension fund reserve.

Under the Republic of China Audit Law, the earnings and losses of a state-owned enterprise are audited by the Ministry of Audit under the Control Yuan of the Republic of China. As a result, if the amount of our earnings or loses decided by the auditing authority is different from the amount approved at our shareholders’ meeting, the latter amount shall be adjusted accordingly to be identical with the former amount, and the dividends and bonuses approved at our shareholders’ meeting will be adjusted accordingly and reported to the shareholders at the next shareholders’ meeting.

Under our Articles of Incorporation, if we do not have current or retained earnings (excluding reserves) but our legal reserve exceeds 50% of our paid-in capital, we may use the excess amount to distribute dividends. In addition, under the Republic of China Company Law, if we do not incur a loss, we are also permitted to make distributions to our shareholders of additional common shares by capitalizing reserves (including the legal reserve, premium derived from the issuance of new shares and income from endowments received by us). However, amounts payable by capitalizing our legal reserve are limited to 50% of the total accumulated legal reserve and this capitalization can only be effected when the accumulated legal reserve exceeds 50% of our paid-in capital.

Changes in Share Capital

Under the Republic of China Company Law and the Statute of Chunghwa Telecom Co., Ltd., any change in our authorized share capital requires an amendment to our Articles of Incorporation, which in turn requires approval at our shareholders’ meeting, as well as the approval of the Ministry of Transportation and Communications. Authorized but unissued common shares may be issued, subject to applicable Republic of China law, upon terms as our board of directors may determine and approval by the Ministry of Transportation and Communications.

Preemptive Rights

Under the Republic of China Company Law and the Statute of Chunghwa Telecom Co., Ltd., when we issue new shares for cash, existing shareholders who are listed on the shareholders’ register as of the record date have preemptive rights to subscribe for the new issue in proportion to their existing shareholdings, while a company’s employees, whether or not they are our shareholders, have rights to subscribe in accordance with the subscription rules announced by the Ministry of Transportation and Communications for not more than 10% of the new issue at favorable terms. Any new shares that remain unsubscribed at the expiration of the subscription period may be offered by us to the public or privately placed.

In addition, in accordance with the Republic of China Securities and Exchange Law, a public company that intends to offer new shares for cash must offer to the public at least 10% of the shares to be sold. This percentage can be increased by a resolution passed at a shareholders’ meeting, which would diminish the number of new shares subject to the preemptive rights of existing shareholders.

Under the Statute Governing Privatization of State-Owned Enterprises, when shares of a state-owned enterprise are sold in a privatization, a certain portion of these shares must be reserved for purchase at favorable terms by the employees of the state-owned enterprise. Our articles of incorporation also provide that when the government sells shares of us held by them, our employees will be entitled to the right to purchase up to a number of shares at favorable terms as provided for under the Statute Governing Privatization of State-Owned Enterprises and relevant regulations.

Meetings of Shareholders

We are required by the Republic of China Company Law and our articles of incorporation to hold a general meeting of our shareholders within six months following the end of each fiscal year. These meetings are generally held in Taipei, Taiwan. Special shareholders’ meetings may be convened by resolution of the board of directors or by the board of directors upon the written request of any shareholder or shareholders who have held 3% or more of the outstanding common shares for more than one year. Shareholders’ meetings may also be convened by a supervisor. Notice in writing of general meetings of shareholders, stating the place, time and agenda must be dispatched to each shareholder at least 30 days, in the case of general meetings, and 15 days, in the case of special meetings, before the date set for each meeting. Except in certain circumstances described below, a majority of the holders of all issued and outstanding common shares present at a shareholders’ meeting constitutes a quorum for meetings of shareholders.

Voting Rights

As previously required by the Republic of China Company Law, our articles of incorporation provide that a holder of common shares has one vote for each common share. Cumulative voting applies to the election of our directors and supervisors.

In general, a resolution can be adopted by the holders of at least a majority of the common shares represented at a shareholders’ meeting at which the holders of a majority of all issued and outstanding common shares are present. Under the Republic of China Company Law, the approval by at least a majority of the common shares represented at a shareholders’ meeting in which a quorum of at least two-thirds of all issued and outstanding common shares are represented is required for major corporate actions, including:

•	amendment to our articles of incorporation;

•	entering into, modification or termination of any contracts regarding leasing of all business, outsourcing of operations or joint operations;

•	transfer of the whole or substantial part of our business or assets;

•	taking over of the whole of the business or assets of any other company which would have significant impact on our operations;

•	distribution of any share dividend;

•	dissolution;

•	merger or spin-off; and

•	removing of directors or supervisors.

Alternatively, the Republic of China Company Law provides that in the case of a public company, such as us, a resolution may be adopted by the holders of at least two-thirds of the common shares represented at a meeting of shareholders at which holders of at least a majority of issued and outstanding common shares are present.

A shareholder may be represented at a general or special meeting by proxy if a valid proxy form is delivered to us five days before the commencement of the general or special shareholders’ meeting. Except for trust enterprises or share registrar approved by the Securities and Futures Bureau, where one person is appointed as proxy by two or more shareholders who together hold more than 3% of the total issued common shares, the votes of those shareholders in excess of 3% of the outstanding common shares shall not be counted.

Holders of our ADSs will not be able to exercise direct voting rights on the common shares underlying ADSs and will only be able to exercise voting rights as provided in our ADS deposit agreement.

Register of Shareholders and Record Dates

Our share registrar, Taiwan Securities Co., Ltd., maintains our register of shareholders at its offices in Taipei, Taiwan, and enters transfers of common shares in our register upon presentation of, among other documents, certificates representing the common shares transferred. Under the Republic of China Company Law and our articles of incorporation, we may, by giving advance public notice, set a record date and close the register of shareholders for a specified period in order for us to determine the shareholders or pledgees that are entitled to rights pertaining to the common shares. The specified period required is as follows:

•	general shareholders’ meeting—60 days;

•	special shareholders’ meeting—30 days; and

•	relevant record date—five days.

Annual Financial Statements

At least ten days before the annual general shareholders’ meeting, our annual financial statements must be available at our principal office in Taipei, Taiwan for inspection by the shareholders.

Transfer of Common Shares

The transfer of common shares in registered form is effected by endorsement and delivery of the related share certificates but, in order to assert shareholders’ rights against us, the transferee must have his name and address registered on our register of shareholders. Shareholders are required to file their respective specimen seals, also known as chops, with us. Chops are official stamps widely used in Taiwan by individuals and other entities to authenticate the execution of official and commercial documents.

Acquisition of Our Own Common Shares

Under the Republic of China Company Law, with minor exceptions, we cannot acquire our own common shares. Any common shares acquired by us, under certain of such minor exceptions, must be sold at the market price within six months after their acquisition.

In addition, under the Republic of China Securities and Exchange Law, a company whose shares are listed on the Taiwan Stock Exchange or traded on the GreTai Securities Market may, pursuant to a board resolution adopted by a majority consent at a meeting attended by more than two-thirds of the directors and pursuant to the procedures prescribed by the Securities and Futures Bureau, purchase its shares for the following purposes on the Taiwan Stock Exchange, the GreTai Securities Market or by a tender offer:

(1) for transfers of shares to its employees;

(2) for conversion into shares from bonds with warrants, preferred shares with warrants, convertible bonds, convertible preferred shares or certificates of warrants issued by the company; and

(3) for maintaining its credit and its shareholders’ equity, provided that the shares so purchased shall be cancelled thereafter.

The total shares purchased by the company shall not exceed 10% of its total issued and outstanding shares. In addition, the total amount for purchase of the shares shall not exceed the aggregate amount of the retained earnings, the premium from shares issues and the realized portion of the capital reserve.

The shares purchased by the company pursuant to items (1) and (2) above shall be transferred to the intended transferees within three years after the purchase, otherwise the same shall be cancelled. For the shares to be cancelled pursuant to item (3) above, the company shall complete amendment registration for such cancellation within six months after the purchase.

The shares purchased by the company shall not be pledged or hypothecated. In addition, the company may not exercise any shareholders’ rights attaching to these shares. The company’s affiliates (as defined in Article 369-1 of the Republic of China Company Law), directors, supervisors, managers and their respective spouses and minor children and/or nominees are prohibited from selling the shares of the company held by them during the purchase period of such shares reported by the company to the Securities and Futures Bureau.

Liquidation Rights

In the event of our liquidation, the assets remaining after payment of all debts, liquidation expenses and taxes will be distributed pro rata to the shareholders in accordance with the relevant provisions of the Republic of China Company Law and our Articles of Incorporation.

Substantial Shareholders and Transfer Restrictions

The Republic of China Securities and Exchange Law currently requires (1) each director, supervisor, manager, as well as their respective spouses, minor children and nominees, and substantial shareholder (i.e., a shareholder who together with his or her spouse, minor children or nominees, holds more than 10% of the shares of a public company) to report any change in that person’s shareholding to the issuer of the shares on a monthly basis and (2) each director, supervisor, manager or substantial shareholder holding such common shares for more than a six month period to report his or her intent to transfer any shares listed on the Taiwan Stock Exchange or traded on the GreTai Securities Market to the Securities and Futures Bureau at least three days before the intended transfer, unless the number of shares to be transferred is less than 10,000 shares. ADS holders holding more than 10% of our common shares, including common shares represented by ADSs, may be subject to the reporting obligation in above item (1).

In addition, the number of shares that can be sold or transferred on the Taiwan Stock Exchange by any person subject to the restrictions described above on any given day may not exceed:

•	0.2% of the outstanding shares of the company in the case of a company with no more than 30 million outstanding shares;

•	0.2% of 30 million shares plus 0.1% of the outstanding shares exceeding 30 million shares in the case of a company with more than 30 million outstanding shares; or

•	in any case, 5% of the average daily trading volume (number of shares) on the Taiwan Stock Exchange or the GreTai Securities Market for the ten consecutive trading days preceding the reporting day on which day the director, supervisor, manager or substantial shareholder or their respective spouse, minor child or nominee reports the intended share transfer to the Securities and Futures Bureau.

These restrictions do not apply to block trading, auction sale, purchase by auction, after-hour trading and sales or transfers of our ADSs. However, these restrictions will apply to sales of common shares upon withdrawal.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

ADSs are evidenced by certificates that are commonly known as American depositary receipts, or ADRs. The Ministry of Transportation and Communications is selling our common shares in the form of ADSs evidenced by ADRs. Our depositary, The Bank of New York, will execute and deliver the ADRs. Each ADS represents ten common shares (or the right to receive ten common shares) which the Ministry of Transportation and Communications will deposit with the custodian, The International Commercial Bank of China, in Taipei, Taiwan, Republic of China. Each ADS also represents securities, cash or other property deposited with the depositary but not distributed to ADS holders. The depositary’s Corporate Trust Office is located at 101 Barclay Street, New York, New York 10286. Its principal executive office is located at The Bank of New York, One Wall Street, New York, New York 10286. The custodian’s office is located at 3rd Floor, #2, Chung-King South Road, Section 1, Taipei, Taiwan, Republic of China.

You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADS holder. This description assumes you hold your ADSs directly. If you hold the ADRs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Because the depositary will actually hold the common shares, you must rely on it to exercise the rights of a shareholder. The obligations of the depositary are set out in a deposit agreement among us, the depositary and you, as an ADS holder.

The deposit agreement and the ADSs are generally governed by New York law. However, our obligations to our shareholders will continue to be governed by the laws of the Republic of China, which are different from the laws of the United States. In addition, we note that laws and regulations of the Republic of China may restrict the deposit and withdrawal of our common shares in or from the ADS facility.

The following is a summary of the deposit agreement. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read the entire agreement and the ADR. Directions on how to obtain copies of these are provided under the caption “Where You Can Find More Information.”

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on common shares or other deposited securities, after deducting taxes, fees and expenses. You will receive these distributions in proportion to the number of common shares your ADSs represent.

•	Cash. The depositary will convert any cash dividend or other cash distribution we pay on the common shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any approval from the government is needed and cannot be obtained, the agreement allows the depositary to distribute the NT dollars only to those ADS holders to whom it is possible to do so or, in its discretion, it will hold the NT dollars for and on your behalf if it cannot convert for the account of the ADS holders who have not been paid. It will not invest the NT dollars and it will not be liable for any interest.

•	Before making a distribution the depositary will deduct any withholding taxes that must be paid under Republic of China law. See “Taxation — Republic of China Taxation — Dividends.” The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the NT dollars, you may lose some or all of the value of the distribution.

•	Common shares. The depositary may distribute new ADSs representing any common shares we distribute as a dividend or free distribution, if we furnish it promptly with satisfactory evidence that it is legal to do so. The depositary will only distribute whole ADSs. It will sell common shares which would require it to issue a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, subject to applicable laws and regulations, each ADS will also represent the new common shares.

•	Rights to receive additional common shares. If we offer holders of our securities any rights to subscribe for additional common shares or any other rights, the depositary may make these rights available to you. We must first instruct the depositary to do so and furnish it with satisfactory evidence that it is legal to do so. If we do not furnish this evidence and/or give these instructions, and the depositary decides it is practical to sell, the depositary will sell the rights that are not exercised or distributed. The proceeds of the sale will be distributed to holders as a cash distribution. The depositary may allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

•	If the depositary makes rights available to you, it will exercise the rights and purchase the common shares on your behalf. The depositary will then deposit the common shares and issue ADSs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

•	U.S. securities laws may restrict the sale, deposit, cancellation and transfer of the ADSs issued after exercise of rights. For example, you may not be able to trade the ADSs freely in the United States. In this case, the depositary may issue the ADSs under a separate restricted deposit agreement which will contain the same provisions as the agreement, except for changes needed to put the restrictions in place.

•	Other Distributions. The depositary will send to you anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed for and on your behalf, in which case ADSs will also represent the newly distributed property.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, common shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, common shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our common shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How does the depositary issue ADSs?

Subject to the procedures required by Republic of China law described below, the depositary will issue ADSs if you or your broker deposit common shares or evidence of rights to receive common shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs at its office to the persons you request.

Purchase by you or through us of our shares on the Taiwan Stock Exchange or delivery by you of our common shares to the custodian for deposit in our ADS facility for issuances of additional ADSs against such deposits will be permitted only to the extent that the total number of ADSs outstanding after an issuance may not exceed the number of issued ADSs previously approved by the Republic of China Securities and Futures Bureau (plus any ADSs created by dividends or free distributions and exercise of pre-emptive rights) and that previous issued ADSs have been cancelled.

How do ADR holders cancel an ADS and obtain common shares?

In order to withdraw our common shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes, including stamp taxes or stock transfer taxes or fees, payable upon the transfer of our common shares. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

Upon surrender of ADSs and upon payment of the fees and expenses of the depositary and any taxes or other governmental charges, you may generally request the depositary to sell the common shares underlying your ADSs on your behalf. The depositary may require you to enter into a separate agreement to arrange the sale. These sales will be conducted through a securities company in the Republic of China on the Taiwan Stock Exchange. You assume the risk and expense of any sale.

You will have the right to withdraw the common shares represented by your ADSs except:

•	for temporary delays that may arise because (1) the transfer books for our common shares or ADSs are closed or (2) our common shares are temporarily transfer restricted due to shareholders’ meeting or a payment of dividends;

•	when you or other ADS holders seeking to withdraw shares owe money to pay fees, taxes and similar charges; and

•	for restrictions imposed by any U.S. or foreign law or governmental regulations relating to ADSs or the withdrawal of the common shares represented by your ADSs.

The deposit agreement may not be amended to impair your right to withdraw our common shares represented by your ADSs, except in order to comply with mandatory provisions of applicable law.

If you wish to withdraw common shares from the ADS facility, you will be required to register with Taiwan Stock Exchange as a foreign investor and you will be required to appoint a local agent in the Republic of China and to open a securities trading account with a local brokerage firm and a bank account to remit funds, exercise stockholders’ rights and perform other function as holder of ADSs may designate. Without obtaining the governmental approval, appointing the agents and opening a securities trading account and bank account, you would not be able to hold or to subsequently sell or otherwise transfer our common shares on the Taiwan Stock Exchange. In addition, you are required to appoint a local bank to act as custodian and for handling confirmation and settlement of trades, safekeeping of securities or cash proceeds and declaration of information. You also would be required to appoint a tax guarantor who will act as guarantor for your tax payment obligations.

Taiwan Disclosure Obligations

We may have various disclosure and reporting obligations to the Republic of China government upon the withdrawal of ADSs if:

(a) the person to be registered as our shareholder is our “related party” under Statement of Financial Accounting Standards No. 6 of the Republic of China and beneficially owns common shares withdrawn from the ADS facility; or

(b) the person to be registered as the holder of the underlying common shares withdrawn against the surrender of the ADSs will then own a number of common shares withdrawn from the ADS facility exceeding 10% of the common shares represented by ADSs.

Because of these obligations, we may ask the depositary to ask you to disclose certain information to us in accordance with the deposit agreement, including the name of the beneficial owner of the ADSs delivered for cancellation, and ask you to provide proof of identity and genuineness of any signature and other documents before it will cancel your ADSs. The withdrawal of shares represented by your ADSs may be delayed until the depositary receives the information and proof so requested and satisfactory evidence of your compliance with all laws and regulations. The information you are required to provide may include the name and nationality of the beneficial owner and the number of shares the beneficial owner is withdrawing or has withdrawn in the past.

Voting Rights

You may direct the exercise of voting rights with respect to the common shares represented by ADSs only in accordance with the provisions of the deposit agreement as described below and applicable Republic of China law. See “Risk Factors — Risks Relating to Ownership of Our ADSs — You will be more restricted in your ability to exercise voting rights than the holders of our common shares, which may diminish your influence over our corporate affairs and may reduce the value of your ADSs.” You will not have the same voting rights as the holders of our common shares, which may affect the value of your ADSs. If you wish to withdraw the common shares, you must register with the Taiwan Stock Exchange as a foreign investor, appoint a local agent and open a securities trading account with a local brokerage firm and a bank account as discussed above. Even if you do all this, however, you might not have enough time to register your common shares for voting purposes before the shareholder register is closed. See “Description of Share Capital — Meetings of Shareholders” and “ — Register of Shareholders and Record Dates.”

Except as described below, you will not be able to exercise voting rights attaching to the common shares represented by the ADSs on an individual basis. Under the deposit agreement, a shareholder’s voting rights attaching to shareholdings in a Republic of China company must, as to all matters subject to a vote of shareholders (other than the election of directors and supervisors), be exercised as to all shares held by the shareholder in the same manner. Accordingly, the voting rights attaching to the common shares represented by ADSs must be exercised as to all matters subject to a vote of shareholders by the depositary or its nominee, who represents all holders of ADSs, collectively in the same manner, except in the case of an election of directors and supervisors. Directors and supervisors are elected by cumulative voting.

In the deposit agreement, you will appoint the depositary as your representative to exercise the voting rights with respect to the common shares represented by your ADSs.

We will provide the depositary with copies (including English translations) of notices of meetings of our shareholders and the agenda of these meetings. These materials will contain an indication of the number of directors or supervisors to be elected if an election of directors or supervisors is to be held at the meeting. The depositary will also mail to holders a voting instruction form. In order to be valid, the holder of ADSs must complete, sign and return to the depositary the voting instruction form by a date specified by the depositary. The number of directors or supervisors to be elected may change after the depositary has mailed the voting instruction form to you. If a change were to occur, the depositary would be unable to follow your exact voting instructions and may calculate your votes according to procedures not inconsistent with the provisions of the deposit agreement.

We cannot assure you that you will receive the materials in time to ensure that you can instruct the depositary to vote the common shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if the common shares represented by your ADSs are not voted as you requested.

Subject to the provisions described in the second succeeding paragraph, which will apply to the election of directors and supervisors, if persons together holding at least 51% of the ADSs outstanding at the relevant record date instruct the depositary to vote in the same manner in respect of one or more resolutions to be proposed at the meeting (other than the election of directors or supervisors), the depositary will notify our chairman or such person as he may designate of such instructions. The depositary will appoint the chairman or his designated person to serve as your designated representative and that of the depositary’s or its nominee. The designated representative will attend the meeting and vote all the common shares represented by ADSs in the manner so instructed by you.

If, for any reason, the depositary has not by the date specified by it received instructions from persons together holding at least 51% of all the ADSs outstanding at the relevant record date to vote in the same manner in respect of any resolution specified in the agenda for a meeting (other than for the election of directors or supervisors), then you will be deemed to have instructed the depositary or its nominee to authorize and appoint the designated representative as your representative and that of the depositary’s or its nominee to attend the meeting and vote all the common shares represented by all ADSs as the designated representative deems appropriate in his sole discretion with respect to the resolution or resolutions, which may not be in your interests. However, no authorization will be given with respect to any matter as to which the designated representative informs the depositary that he does not wish to be so authorized, in which event the depositary will not vote at the relevant meeting. The depositary will, however, take such action as is necessary to cause all the common shares represented by ADSs to be counted for the purpose of satisfying applicable quorum requirements.

The depositary will notify the designated representative of the instructions for the election of directors and supervisors received from you and appoint the designated representative as your representative and that of the depositary’s or its nominee to attend any meeting and vote the common shares represented by ADSs as to which the depositary has received instructions from you for the election of directors and supervisors, subject to any restrictions imposed by the law of the Republic of China and our articles of incorporation. If, by the date specified by the depositary, you have not delivered instructions to the depositary, you will be deemed to have instructed the depositary to authorize and appoint the designated representative as your representative and that of the depositary’s or its nominee to attend the meeting and vote, at his sole discretion, all the common shares represented by ADSs as to which the depositary has not received instructions from you for the election of directors and supervisors as the designated representative deems appropriate, which may not be in your best interests. However, no authorization will be given with respect to any election of directors or supervisors as to which the designated representative informs the depositary that he does not wish to be so authorized, in which event the depositary will attend such meeting and will vote those common shares represented by the ADSs as to which it has received instructions from you for the election of directors and supervisors in the manner so instructed. The depositary will not vote at the relevant meeting any common shares evidenced by ADSs if the depositary has not received instructions from you for the election of directors and supervisors. However, the depositary will take all necessary actions to cause all common shares evidenced by the ADSs to be counted for the purpose of satisfying quorum requirements.

By continuing to hold ADSs or any interest in the ADSs, you will be deemed to have agreed to the voting provisions set forth in the deposit agreement, as these provisions may be amended from time to time.

The depositary will not, and the depositary will endeavor to ensure that the custodian and their respective nominees (including the designated representative) do not (except as described above), exercise any discretion as to voting, nor vote or attempt to exercise the right to vote that attaches to deposited securities, other than in accordance with instructions received as herein provided.

Beneficial owners of ADSs are entitled to exercise their voting rights only through the procedures applicable to the representative holder of the ADSs in which they have a beneficial interest.

When exercising voting rights on a cumulative basis for the election of directors and supervisors, the aggregate votes to be cast for each candidate will be reduced by the applicable amount. You may vote the common shares that you have withdrawn and transferred on our register of shareholders. However, you may not receive sufficient advance notice of our shareholder meetings to enable you to withdraw your shares and vote at such meetings.

Fees and Expenses

ADS holders must pay:	For:

US$5.00 (or less) per 100 ADSs (or portion thereof)	• Each issuance of an ADS, including as a result of a distribution of common shares or rights or other property

• Each cancellation of an ADS, including if the deposit agreement terminates

US$0.02 (or less) per ADS (or portion thereof)	• Any cash payment

Registration or transfer fees

• Transfer and registration of common shares on the common shares register of the registrar in the Republic of China from your name to the name of the depositary or its agent when you deposit or withdraw common shares

Expenses of the depositary	• Conversion of NT dollars to U.S. dollars

• Cable, telex, and facsimile transmission expenses as are expressly provided in the deposit agreement

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or common share underlying an ADS	• As necessary

Payment of Taxes

The depositary may deduct the amount of any taxes owed from any payment to you. It may also sell deposited securities, by public or private sale, subject to applicable laws and regulations, to pay any taxes owed. You will remain liable if the proceeds of the sale are not enough to pay the taxes. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:	Then:

• Change the nominal or par value of our common shares

• Reclassify, split up or consolidate any of the deposited securities

• Distribute securities on the common shares that are not distributed to you

• Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action

The cash, common shares or other securities received by the depositary will become deposited securities. Subject to applicable laws and regulations, each ADS will automatically represent its equal common share of the new deposited securities.

The depositary may, and will if we ask them to, distribute some or all of the cash, common shares or other securities it received. Subject to applicable laws and regulations, it may also issue new ADSs or ask you to surrender your outstanding ADSs in exchange for new ADSs identifying the new deposited securities.

Amendment and Termination

How may the depositary agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. If the amendment adds or increases fees or charges, except for taxes and other governmental charges or certain expenses of the depositary, or prejudices an important right of ADS holders, it will only become effective 30 days after the depositary notifies you of the amendment. In no event may any amendment impair your right to surrender your ADSs and receive the common shares represented thereby, except in order to comply with mandatory provisions of applicable law. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADSs and the agreement as amended.

How may the depositary agreement be terminated?

The depositary will terminate the deposit agreement if we ask it to do so. The depositary may also terminate the agreement if the depositary has told us that it would like to resign and we have not appointed a new depositary bank within 180 days. In both cases, the depositary must notify you at least 30 days before termination.

After termination, the depositary and its agents will be required to do only the following under the agreement:

•	advise you that the agreement is terminated;

•	collect distributions on the deposited securities; and

•	deliver common shares and other deposited securities upon cancellation of ADSs.

One year after termination, the depositary will, if practical, sell any remaining deposited securities by public or private sale, subject to applicable laws and regulations. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the agreement, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash and with respect to indemnification. After termination, our only obligations will be with respect to indemnification and to pay certain amounts to the depositary.

Limitations On Obligations and Liability to ADS Holders

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement;

•	are not liable if either of us exercises discretion permitted under the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other party; and

•	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will issue or register transfer of an ADS, make a distribution on an ADS, or permit withdrawal of common shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any common shares or other deposited securities;

•	production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver, transfer or register transfers of ADSs generally when the transfer books of the depositary, our company or the registrar in Taiwan are closed or at any time if the depositary or our company thinks it advisable to do so.

Pre-Release of ADSs

In certain circumstances, subject to the provisions of the deposit agreement and to the extent permitted by any applicable law or regulation, the depositary may issue ADSs before deposit of the underlying common shares. This is called a pre-release of the ADS. To the extent permitted by law, the depositary may also deliver common shares upon cancellation of pre-released ADSs, even if the ADSs are cancelled before the pre-release transaction has been closed out. A pre-release is closed out as soon as the underlying common shares are delivered to the depositary. The depositary may receive ADSs instead of common shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions:

•	before or at the time of the pre-release, the person to whom the pre-release is being made must represent to the depositary in writing that it or its customer owns the common shares or ADSs to be deposited;

•	the pre-release must be fully collateralized with cash, U.S. government securities or such other collateral that the depositary considers appropriate; and

•	the depositary must be able to close out the pre-release on not more than five business days’ notice.

In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Ownership Restrictions

We may restrict deposits of our common shares where such deposit might result in ownership or beneficial ownership of our common shares that exceed the limits under applicable law or our articles of incorporation. We may instruct the depositary to take action with respect to the ownership interest of any holder in excess of any such limitation, including but not limited to refusing to accept common shares for deposit from a holder in excess of the applicable limitation if a deposit of common shares would result in a violation of the applicable limitations, to the extent such action is permitted by applicable law.

RESOLUTIONS PASSED BY THE LEGISLATIVE YUAN

In recent years, the Legislative Yuan, the Republic of China’s highest legislative body, has passed a number of resolutions concerning our privatization. In July 2005, certain legislators petitioned the Grand Justices of the Republic of China to interpret the Legislative Yuan’s authority to exercise its constitutional budget review power. The petitioning legislators are seeking, among other things, a provisional order to stop our privatization and this offering. On July 29, 2005, the Grand Justices dismissed this petition on both procedural and substantive grounds. We have been advised by our Republic of China counsel that this constitutes a final determination with respect to this petition. Our special Republic of China counsel, Chang & Chang Law Offices, is of the opinion that this offering and the concurrent public auction of our common shares in the Republic of China will not be affected by any of the resolutions summarized below, and that the validity of the related sale of ADSs and common shares will not be affected by those resolutions or any legal challenge based on a violation of the Legislative Yuan resolutions. In addition, there is no law expressly providing that the Grand Justices or other authorities can invalidate or unwind this offering. See “Risk Factors — Risks Relating to this Offering” for a discussion of the risks arising out of these resolutions and opposition to our privatization.

May 2003 Resolution

The Legislative Yuan passed a resolution on May 30, 2003 concerning our privatization through a sale of our common shares to the effect that:

(1) In case of our privatization by way of a sale of our common shares or a capital increase for cash, such privatization must not be made through negotiated transactions;

(2) Open tenders for our common shares may be conducted only after 10 offers of our common shares to the general public in Taiwan;

(3) The notice period for open tenders must be:

(a) not less than 28 days for open tenders in an amount less than NT$200 million;

(b) not less than two months for open tenders in an amount of NT$200 million or above but less than NT$1 billion;

(c) not less than three months for open tenders in an amount of NT$1 billion or above but less than NT$10 billion;

(d) not less than four months for open tenders in an amount of NT$10 billion or above but less than NT$20 billion; and

(e) not less than five months for open tenders in an amount of NT$20 billion or above; and

(4) If the amount of an open tender is more than NT$10 billion, or the shareholding subject to the open tender would be able to effect the change of one or more directors or supervisors of our company, prior approvals from our board of directors and the Chunghwa Telecom Share Sale Supervisory Committee of the Legislative Yuan, which shall be formed by the Legislative Yuan in proportion to the seats held by legislators of various parties, would be required.

There is no further legislative interpretation with respect to the above resolution. We have been advised by our special Republic of China counsel, Chang & Chang Law Offices, that according to their interpretation of the laws of the Republic of China, this offering and the concurrent public auction of our common shares within the Republic of China, as well as the validity of the related issuances and sales of ADSs and common shares, will not be affected by this resolution.

June 2004 Resolution

The Legislative Yuan passed a resolution on June 10, 2004, stipulating that the government should cease disposing of shares in any manner before we reach agreement with, and sign collective agreement with, the labor union relating to employee benefit issues. We have been advised by our special Republic of China counsel, Chang & Chang Law Offices, that according to their interpretation of the laws of the Republic of China, this offering and the concurrent public auction of our common shares in the Republic of China, as well as the validity of the related issuances and sales of ADSs and common shares, will not be affected by this resolution.

May 2005 Article 52 Resolution

On May 27, 2005, the Legislative Yuan passed a resolution pursuant to the Republic of China Budget Law requiring that we cease all activities relating to the sale of our common shares. We have been advised by our special Republic of China counsel, Chang & Chang Law Offices, that according to their interpretation of the laws of the Republic of China, this offering and the concurrent public auction of our common shares in the Republic of China, as well as the validity of the related issuances and sales of ADSs and common shares, will not be affected by this resolution.

May 2005 Article 72 Resolution

On May 27, 2005, the Legislative Yuan passed a second resolution pursuant to the Republic of China Budget Law. The resolution stated that Article 72 of the Budget Law does not permit the sale of government-owned shares beyond the fiscal year for which the sale has been budgeted. Article 72, in relevant part, provides that after the end of a fiscal year, the accrued but yet to be received income of a state organization may be carried forward to the next fiscal year as an account receivable from the prior fiscal year. We have been advised by our special Republic of China counsel, Chang & Chang Law Offices, that according to their interpretation of the laws of the Republic of China, this offering and the concurrent public auction of our common shares in the Republic of China, as well as the validity of the related sales of ADSs and common shares, will not be affected by this resolution or the Republic of China Budget Law.

Other Resolutions or Recommendations

In addition to the resolutions passed by the Legislative Yuan referred to above, the Transportation Committee, a sub-committee under the Legislative Yuan, also passed a resolution on May 26, 2004 that requires the Ministry of Transportation and Communications to submit for the committee’s prior approval a detailed plan for the sale of shares in our company, in consideration of several factors, such as our dominant market position, fair competition in the Taiwanese telecommunications market and the safeguarding of labor rights.

In addition, the Legislative Yuan recommended on January 20, 2005 that (i) any privatization should be made after consultation with the Taiwan Confederation of Trade Unions; (ii) a collective agreement should be signed by each state-owned enterprise prior to its privatization; and (iii) due respect should be given to state-owned enterprises, and administrative interference with their operations should be limited.

There is no law expressly providing that a resolution passed by the Transportation Committee of the Legislative Yuan has binding effect. We have been advised by our special Republic of China counsel, Chang & Chang Law Offices, that, according to their interpretation of the laws of the Republic of China, this offering and the concurrent public auction of our common shares within the Republic of China, as well as the validity of the related issuances and sales of ADSs and common shares, will not be affected by the resolution passed by the Transportation Committee of the Legislative Yuan and the recommendation made by the Legislative Yuan.

CONTROL YUAN CORRECTIONS

On July 24, 2000, the Control Yuan announced a correction on the Ministry of Transportation and Communications and our company for not re-valuing our assets when preparing the income budget, so that the expected proceeds after privatization did not reflect our actual value. The Executive Yuan replied to the Control Yuan on October 5, 2000, together with a letter by the Ministry of Transportation and Communications dated September 15, 2000, stipulating that the valuation conformed to past practice of privatization of state-owned enterprises in Taiwan and explaining the valuation methods.

On November 21, 2003, the Control Yuan announced a correction on the Ministry of Transportation and Communications stipulating that the share sale conducted by the Ministry of Transportation and Communications on December 6, 2002 did not reflect the spirit of “share sale to all people” and that the method for privatization, target investors, terms and procedures thereof were not comprehensive, fair and reasonable. The Ministry of Transportation and Communications replied to the Control Yuan on January 2, 2004, explaining the rationale underlying the share sale.

TAXATION

Republic of China Taxation

This section constitutes the opinion of Baker & McKenzie, our Republic of China counsel. The discussion describes the principal Republic of China tax consequences of the ownership and disposition of ADSs representing common shares and of common shares. It applies to you only if you are:

•	an individual who is not an citizen of the Republic of China, who owns ADSs and who is not physically present in Taiwan for 183 days or more during any calendar year; or

•	a corporation or a non-corporate body that is organized under the laws of a jurisdiction other than the Republic of China for profit-making purposes and has no fixed place of business or other permanent establishment in Taiwan.

You should also consult your tax advisors concerning the Republic of China tax consequences of owning ADSs and common shares in the Republic of China and any other relevant taxing jurisdiction to which they are subject.

Dividends

Dividends declared by us out of our retained earnings and distributed to you are subject to Republic of China withholding tax, currently at the rate of 20%, on the amount of the distribution in the case of cash dividends or on the par value of the common shares in the case of stock dividends. However, a 10% Republic of China retained earnings tax paid by us on our undistributed after-tax earnings, if any, would provide a credit of up to 10% of the gross amount of any dividends declared out of such earnings that would reduce the 20% Republic of China tax imposed on these distributions.

Share dividends paid by us out of our capital reserves are not subject to Republic of China withholding tax.

Capital gains

Gains from the sale of property in the Republic of China are generally subject to Republic of China income tax. However, under current Republic of China law, capital gains on securities transactions (including sale of common stock) are exempt from income tax.

Sales of ADSs by you are regarded as transactions relating to property located outside the Republic of China and thus any gains derived therefrom are currently not subject to Republic of China income tax.

Subscription rights

Distributions of statutory subscription rights for common shares in compliance with Republic of China law are not subject to any Republic of China tax. Proceeds derived from sales of statutory subscription rights evidenced by securities are exempted from income tax but are subject to securities transaction tax at the rate of 0.3% of the gross amount received. Proceeds derived from sales of statutory subscription rights which are not evidenced by securities are subject to capital gains tax at the rate of:

•	35% of the gains realized if you are a natural person; or

•	25% of the gains realized if you are an entity that is not a natural person.

Subject to compliance with Republic of China law, we, at our sole discretion, can determine whether statutory subscription rights shall be evidenced by issuance of securities.

Securities transaction tax

A securities transaction tax, at the rate of 0.3% of the gross amount received, payable by the seller will be withheld upon a sale of common shares in Taiwan. Transfers of ADSs are not subject to Republic of China securities transaction tax. According to a letter issued by the Ministry of Finance of the Republic of China in 1996, withdrawal of common shares from the deposit facility will not be subject to Republic of China securities transaction tax.

Estate and gift tax

Republic of China estate tax is payable on any property within Taiwan of a deceased who is a non-resident individual, and Republic of China gift tax is payable on any property within Taiwan donated by any such person. Estate tax is currently payable at rates ranging from 2% of the first NT$600,000 to 50% of amounts over NT$100,000,000. Gift tax is payable at rates ranging from 4% of the first NT$600,000 to 50% of amounts over NT$45,000,000. Under Republic of China estate and gift tax laws, common shares issued by Taiwan companies are deemed located in Taiwan regardless of the location of the owner. It is not clear whether the ADSs will be regarded as property located in Taiwan under Republic of China estate and gift tax laws.

Tax treaty

The Republic of China does not have an income tax treaty with the United States. On the other hand, the Republic of China has income tax treaties with, Indonesia, Singapore, South Africa, Australia, Vietnam, New Zealand, Malaysia, Macedonia, Swaziland, the Netherlands, United Kingdom, Gambia, Senagal and Sweden, which may limit the rate of Republic of China withholding tax on dividends paid with respect to common shares in Taiwan companies. It is unclear whether if you hold ADSs, you will be considered to hold common shares for the purposes of these treaties. Accordingly, if you may otherwise be entitled to the benefits of the relevant income tax treaty, you should consult your tax advisors concerning your eligibility for the benefits with respect to the ADSs.

Retained Earnings Tax

Under the Republic of China Income Tax Laws, a 10% retained earnings tax will be imposed on a company for its after-tax earnings generated after January 1, 1998 which are not distributed in the following year. The retained earnings tax so paid will further reduce the retained earnings, up to a maximum amount of 10% of the declared dividends will be credited against the 20% withholding tax imposed on the non-resident holders of its shares.

U.S. Federal Income Tax Considerations For U.S. Persons

The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of our shares and ADSs. This summary, to the extent it states matters of law or legal conclusions and subject to the qualifications and exceptions stated herein, represents the opinion of Simpson Thacher & Bartlett LLP, our United States counsel. The discussion set for below is applicable to beneficial owners of our shares or ADSs that purchase such shares or ADSs in connection with this offering, that hold the shares or ADSs as capital assets and that are U.S. holders and non-residents of the Republic of China. You are a U.S. holder if you are:

•	an individual who is a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source;

•	a trust that is subject to the supervision of a court within the United States and the control of one or more U.S. persons; or

•	a trust that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

This summary is based on current law, which is subject to change, perhaps retroactively. It is for general purposes only and you should not consider it to be tax advice. In addition, it is also based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms. This summary does not represent a detailed description of all the federal income tax consequences to you in light of your particular circumstances and does not address the effects of any state, local or non-U.S. tax laws (or other U.S. federal tax consequences, such as U.S. federal estate or gift tax consequences). In addition, it does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws including if you are:

•	a dealer in securities or currencies;

•	a trader in securities if you elect to use a mark-to-market method of accounting for your securities holdings;

•	a financial institution or an insurance company;

•	a regulated investment company;

•	a real estate investment trust;

•	a tax-exempt organization;

•	a person liable for alternative minimum tax;

•	a person holding shares as part of a hedging, integrated or conversion transaction, constructive sale or straddle;

•	a person owning, actually or constructively, 10% or more of our voting stock;

•	an investor in a pass-through entity; or

•	a U.S. holder whose “functional currency” is not the United States dollar.

We cannot assure you that a later change in law will not alter significantly the tax considerations that we describe in this summary.

If a partnership holds our shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our shares or ADSs, you should consult your tax advisor.

You should consult your own tax advisor concerning the particular U.S. federal income tax consequences to you of the ownership and disposition of the shares or ADSs, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

In general, for U.S. federal income tax purposes, a U.S. person who is the beneficial owner of an ADS will be treated as the owner of the shares underlying its ADS. Deposits or withdrawals of shares, actually or constructively, by U.S. holders for ADSs will not be subject to U.S. federal income tax. However, concern has been expressed that parties involved in transactions in which depositary shares are pre-released may be taking actions that are inconsistent with the treatment of dividends set forth below. Accordingly, the tax consequences described below could be adversely affected by pre-release activities.

Taxation of Dividends

The amount of distributions (other than certain pro rata distributions of shares to all shareholders) you receive on your shares or ADSs, including net amounts withheld in respect of Republic of China withholding taxes, will generally be treated as dividend income to you if the distributions are made from our current and accumulated earnings and profits as calculated according to U.S. federal income tax principles. These amounts will be includible in your gross income as ordinary income on the day you actually or constructively receive the distributions, which in the case of an ADS will be the date received by the depositary. You will not be entitled to claim a dividends received deduction with respect to distributions you receive from us.

With respect to U.S. holders who are individuals, certain dividends received from a foreign corporation in taxable years beginning before January 1, 2009, on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States may be subject to reduced rates of taxation, provided further that the foreign corporation was not, in the year prior to the years in which the dividends are paid, and is not, in the year in which the dividends are paid, a passive foreign investment company (see “Passive Foreign Investment Company” below). Under current law, our ADSs, which are listed on the New York Stock Exchange, are treated as readily tradable on an established securities market in the United States. However, there can be no assurance that our ADSs will continue to be readily tradable on an established securities market in later years (or that our shares will be readily tradable on an established securities market in any given year). Individuals that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to section 163(d)(4) of the Internal Revenue Code of 1986, as amended (the “Code”) will not be eligible for the reduced rates of taxation regardless of the trading status of our shares or ADSs. You should consult your own tax advisor regarding the application of these rules given your particular circumstances.

The amount of any dividend paid in NT dollars will equal the U.S. dollar value of the NT dollars you receive, calculated by reference to the exchange rate in effect on the date you actually or constructively receive the dividend, which in the case of an ADS will be the date received by the depositary, regardless of whether the NT dollars are actually converted into U.S. dollars. If the NT dollars received as a dividend are not converted into U.S. dollars on the date of receipt, you will have a basis in the NT dollars equal to its U.S. dollar value on the date of receipt. Any gain or loss you realize if you subsequently sell or otherwise dispose of the NT dollars will be ordinary income or loss from sources within the United States for foreign tax credit limitation purposes.

Subject to certain limitations under the Code, you may be entitled to a credit or deduction against your federal income taxes for the net amount of any Republic of China taxes that are withheld from dividend distributions made to you. In determining the amounts withheld in respect of Republic of China taxes, any reduction of the amount withheld on account of a Republic of China credit in respect of the 10% retained earnings tax imposed on us is not considered a withholding tax and will not be treated as distributed to you or creditable by you against your U.S. federal income tax. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends we pay with respect to shares or ADSs will generally be considered “passive income”. You may be subject to special rules if your foreign source income during the taxable year consists entirely of “qualified passive income” and if you have US$300 or less, or US$600 or less if you file a joint return, of creditable foreign taxes which you have paid or accrued during the taxable year. Further, a U.S. holder that:

•	has held shares or ADSs for less than a specified minimum period during which it is not protected from risk of loss,

•	is obligated to make payments related to the dividends

may not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on shares or ADSs. The rules governing the foreign tax credit are complex. We therefore urge you to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

To the extent that the amount of any distribution you receive exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in your adjusted basis in the shares or ADSs and thereby increasing the amount of gain, or decreasing the amount of loss, you will recognize on a subsequent disposition of the shares or ADSs. The balance in excess of adjusted basis, if any, will be taxable to you as capital gain recognized on a sale or exchange.

It is possible that pro rata distributions of shares to all shareholders may be made in a manner that is not subject to U.S. federal income tax. The basis of any new shares so received will be determined by allocating your basis in the old shares between the old shares and the new shares, based on their relative fair market values on the date of distribution.

For U.S. tax purposes, any such tax-free share distribution and any distributions in excess of current and accumulated earnings and profits generally would not result in foreign source income to you. Consequently, you may not be able to use the foreign tax credit associated with any Republic of China withholding tax imposed on such distributions unless you can use the credit against United States tax due on other foreign source income in the appropriate category for foreign tax credit purposes.

Taxation of Capital Gains

When you sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss in an amount equal to the difference between the U.S. dollar value of the amount realized for the shares or ADSs and your basis in the shares or ADSs, determined in U.S. dollars. For foreign tax credit limitation purposes, such gain or loss will generally be treated as U.S. source. If you are an individual, and have held the shares or ADSs being sold or otherwise disposed for more than one year, gain recognized will be eligible for reduced rates of taxation in taxable years beginning before January 1, 2009.

Any Republic of China securities transaction tax, or any Republic of China capital gain tax imposed on the proceeds derived from sales of statutory subscription rights which are not evidenced by securities, that you pay generally will not be creditable foreign taxes for U.S. federal income tax purposes, but you may be able to deduct such taxes, subject to certain limitations under the Code. You are urged to consult your tax advisors regarding the U.S. federal income tax consequences of these taxes.

Passive Foreign Investment Company

We believe that we were not a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for 2004. In addition, based on the projected composition of our income and valuation of our assets, including goodwill, we do not expect to be a PFIC for 2005. However, since PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among others, goodwill) from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. As a result, Simpson Thacher & Bartlett LLP is not opining on our PFIC status for the current or future taxable years. If we were treated as a PFIC for any taxable year during which you held our shares or ADSs, certain adverse consequences could apply to you.

Information Reporting and Backup Withholding

In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements and backup withholding if you are a non-corporate United States person and you:

•	fail to provide an accurate taxpayer identification number;

•	are notified by the Internal Revenue Service that you have failed to report all interest or dividends required to be shown on your federal income tax returns; or

•	in certain circumstances, fail to comply with applicable certification requirements.

If you sell your shares or ADSs to or through a United States office of a broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless you establish an exemption. If you sell your shares or ADSs outside the United States through a non-U.S. office of a non-U.S. broker, and the sales proceeds are paid to you outside the United States, then United States backup withholding and information reporting requirements generally will not apply to that payment. However, United States information reporting, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell your shares or ADSs through a non-U.S. office of a broker that:

•	is a United States person;

•	derives 50% or more of its gross income for a specified three-year period from the conduct of a trade or business in the United States;

•	is a “controlled foreign corporation” as to the United States; or

•	is a foreign partnership, if at any time during its tax year:

•	one or more of its partners are U.S. persons, as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership or

•	at any time during its tax year the foreign partnership is engaged in a United States trade or business,

unless you establish an exemption.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the United States Internal Revenue Service.

UNDERWRITING

We, the Ministry of Transportation and Communications and the underwriters named below have entered into an underwriting agreement dated the date of this prospectus with respect to the ADSs being offered by this prospectus. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of ADSs indicated in the following table.

Underwriters	Number of ADSs
Goldman Sachs International
Morgan Stanley Services Limited
UBS AG

Total	125,420,424

The underwriting agreement provides that the obligations of the underwriters to purchase and pay for the ADSs offered by this prospectus are subject to certain conditions. The underwriters are obligated to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken. However, the underwriters are not required to take or pay for the ADSs covered by the underwriters’ option to purchase additional ADSs described below.

If the underwriters sell more ADSs than the total number set forth in the table above, the underwriters have an option to purchase up to an additional 9,647,776 ADSs from the Ministry of Transportation and Communications. They may exercise that option within four days of the date of this prospectus. If any ADSs are purchased pursuant to this option, the underwriters will severally purchase, subject to certain conditions, additional ADSs in approximately the same proportion as set forth in the table above.

The following table shows the per ADS and total underwriting discounts and commissions to be paid to the underwriters by the Ministry of Transportation and Communications. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional ADSs.

Paid by the Ministry of Transportation and Communications
	No Exercise	Full Exercise
Per ADS	US$	US$
Total	US$	US$

ADSs sold by the underwriters to the public will initially be offered at the initial price to public set forth on the cover of this prospectus. Any ADSs sold by the underwriters to securities dealers may be sold at a discount of up to US$             per ADS from the initial price to public. Any such securities dealers may resell any ADSs purchased from the underwriters to certain other brokers or dealers at a discount of up to US$             per ADS from the initial price to public. If all the ADSs are not sold at the initial price to public, the representatives of the underwriters may change the offering price and the other selling terms.

Some of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers and sales in the United States will be conducted by brokers and dealers registered with the SEC. Goldman Sachs International is expected to make offers and sales in the United States through its selling agent, Goldman, Sachs & Co. Morgan Stanley Services Limited is expected to make offers and sales in the United States through its selling agent, Morgan Stanley & Co. Incorporated. UBS AG is expected to make offers and sales in the United States through its selling agent, UBS Securities LLC.

Concurrently with this offering, the Ministry of Transportation and Communications is separately offering up to 289,431,000 common shares in a public auction to be conducted solely within the Republic of China. It is expected that this public auction will take place in the Republic of China following the close of trading on the Taiwan Stock Exchange on the last trading day in Taiwan prior to the day on which the initial price to public of the ADSs being offered in this offering will be determined. The public after-hour auction is intended to result in a final price for the common shares sold in the auction that will be at a discount of up to 8.0% below the prevailing price of our common shares on the Taiwan Stock Exchange. The base price will be announced after the domestic investors submit their bids. The initial price to public of the ADSs offered hereby may be different from the price of the common shares sold in the public auction in the Republic of China.

The Ministry of Transportation and Communications has indicated to the representatives of the underwriters that the Ministry of Transportation and Communications is seeking to sell a total of approximately 1,543,635,240 common shares, including common shares represented by ADSs offered hereby, in this offering and the concurrent public auction to be conducted within the Republic of China as described above. To the extent that the public auction results in the sale by the Ministry of Transportation and Communications of less than 289,431,000 common shares, this offering of ADSs may be increased correspondingly. There can be no assurance that this offering of ADSs and the concurrent public auction will result in our privatization.

We and the Ministry of Transportation and Communications have agreed with the underwriters, subject to certain exceptions, not to offer, sell, contract to sell, hedge or otherwise dispose of any of our common shares, ADSs or any securities convertible into or exchangeable for common shares or ADSs during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of the representatives of the underwriters. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

In connection with the offering, the underwriters may, subject to applicable laws and regulations, purchase and sell ADSs in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional ADSs from the Ministry of Transportation and Communications in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional ADSs or purchasing ADSs in the open market. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of ADSs made for the purpose of preventing or retarding a decline in the market price of the ADSs while the offering is in progress. There can be no assurance that the underwriters will undertake any such action.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ADSs sold by or for the account of such underwriter in stabilizing or short covering transactions.

Any of these activities by the underwriters may stabilize, maintain or otherwise affect the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time, but they must end no later than 30 days after the date of pricing of the ADSs. These transactions may be effected on the New York Stock Exchange or relevant exchange, in the over-the-counter market or otherwise.

Selling Restrictions

No action has been or will be taken in any jurisdiction other than the United States and Japan that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.

United Kingdom.    Each underwriter will comply with all applicable laws and regulations implemented in the United Kingdom on the basis of Directive 2003/71/EC governing the issue, sale and offering of the ADSs. Each underwriter has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) received by it in connection with the issue or sale of any ADSs in circumstances in which section 21(1) of the Financial Services and Markets Act 2000 does not apply to our company. Each underwriter has complied, and will comply with, all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

Japan.    It is expected that a public offering without a listing of the ADSs will be made in Japan. No ADSs or ordinary shares have been or will be offered or sold directly or indirectly in Japan or to or for the account of any resident of Japan, except in accordance with the terms and conditions of a public offering without listing of the ADSs in Japan, as stated in the securities notice filed on July 8, 2005, as amended, with the Japanese authority under, or pursuant to any exemption from the registration requirements of, the Securities and Exchange Law of Japan and otherwise in compliance with any applicable laws and regulations of Japan. Each underwriter will send any dealer who purchases from it any ADSs a notice stating in substance that, by purchasing such ADSs, the dealer represents and agrees that it has not offered or sold, and will not offer or sell, any ADSs, directly or indirectly, in Japan or to or for the account of any resident thereof, except in accordance with the terms and conditions of the public offering without a listing of the ADSs in Japan, as stated in the securities notice filed on July 8, 2005, as amended, with the Japanese authority under, or pursuant to any exemption from the registration requirements of, the Securities and Exchange Law of Japan and otherwise in compliance with applicable provisions of Japanese law, and that such dealer will send to any other dealer to whom it sells any of such ADSs a notice containing substantially the same statement as is contained in this sentence. As used in this paragraph, “resident of Japan” means any person residing in Japan, including any corporation or other entity organized under the laws of Japan. Each underwriter has also acknowledged that it may not conduct marketing activities in Japan.

Hong Kong.    The ADSs have not been offered or sold, and may not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances that do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or that do not constitute an offer to the public within the meaning of that Ordinance; and (ii) no advertisement, invitation or document relating to the ADSs has been issued, or will be issued, whether in Hong Kong or elsewhere, that is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ADSs that are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance.

Singapore.    This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than (1) to an institutional investor or other person specified in Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the Securities and Futures Act, (2) to a sophisticated investor, and in accordance with the conditions, specified in Section 275 of the Securities and Futures Act or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

The Netherlands.    No offer of ADSs shall be made to the public in the Netherlands other than in compliance with the laws and regulations implemented in the Netherlands on the basis of Directive 2003/71/EC (for instance, by no such offer being made other than to qualified investors as defined in such laws and regulations, which includes, without limitation, legal entities which are authorized or regulated to operate in the financial markets or whose corporate purpose is solely to invest in securities and legal entities which have two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts).

Republic of China.    The ADSs have not been offered or sold, and will not be offered or sold, directly or indirectly, in the Republic of China.

A prospectus in electronic format may be made available on the Internet web sites maintained by one or more underwriters or securities dealers. The representatives of the underwriters may agree to allocate a number of ADSs to the underwriters for sale to their online brokerage account holders. ADSs to be sold pursuant to an Internet distribution will be allocated by the representatives to the underwriters that may make Internet distribution on the same basis as other allocations. In addition, ADSs may be sold by the underwriters to securities dealers who resell ADSs to online brokerage account holders.

Our ADSs are listed on the New York Stock Exchange under the symbol “CHT.”

We expect the ADSs offered hereby to begin trading on the New York Stock Exchange on the date on which the public offering price is determined. The underwriters expect to deliver the ADSs through the book-entry transfer facilities of The Depository Trust Company in New York, New York on the fourth business day after the date on which the public offering price is determined.

The underwriters or their respective affiliates may have, for their own accounts, entered into asset swaps, credit derivatives or other derivative transactions relating to the ADSs and/or our common shares in secondary market transactions. As a result of such transactions, the underwriters may hold long or short positions in the ADSs or derivatives or in our common shares. No disclosure will be made of any such positions. The underwriters or their respective affiliates may have purchased the ADSs and been allocated the ADSs for asset management and/or proprietary purposes and not with a view to distribution. Such purchases in aggregate accounted for less than 10% of the overall offering size.

The underwriters and their affiliates have provided and may provide certain commercial banking, financial advisory and investment banking services to us for which they receive typical fees. The underwriters and their affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business.

We estimate that our total expenses and the total expenses of the Ministry of Transportation and Communications for this offering, excluding underwriting discounts and commissions, will be approximately US$2,750,000 and US$8,000,000, respectively. Expenses incurred or to be incurred by our company in connection with the global offering include (1) accounting fees of US$800,000, (2) legal fees of US$650,000 and (3) other miscellaneous fees and expenses of US$1,300,000. All amounts are estimates. The underwriters have agreed to reimburse us and the Ministry of Transportation and Communications for certain expenses in connection with the offering, which are estimated to be approximately US$1,300,000. We have agreed to reimburse a portion of the expenses of the underwriters in the event this offering is terminated due to reasons determined by us not to be attributable to the underwriters (including adverse market conditions).

We and the Ministry of Transportation and Communications have agreed to indemnify the several underwriters and their controlling persons against certain liabilities including liabilities under the Securities Act of 1933. If such indemnification is unavailable to the underwriters or insufficient to hold them harmless, then we or the Ministry of Transportation and Communications has agreed to contribute to payments the underwriters and their controlling persons may be required to make in respect of those liabilities.

Purchasers of the ADSs offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price set forth on the cover page of this prospectus.

This prospectus may be used by underwriters and dealers in connection with offers and sales of the ADSs to persons located in the United States, including ADSs initially sold outside the United States.

Goldman Sachs International is acting as the global coordinator for this offering. Goldman Sachs International, Morgan Stanley Services Limited and UBS AG are acting as the joint bookrunners for this offering.

We expect that delivery of the ADSs will be made against payment therefor on or about the date specified on the cover page of this prospectus, which will be the fourth business day following the date of pricing of the ADSs (this settlement cycle being referred to as “T+4”).

Goldman Sachs International, Peterborough Court, 133 Fleet Street, London EC4A 2BB, United Kingdom, Morgan Stanley Services Limited, c/o Morgan Stanley Dean Witter Asia Limited, 30/F, Three Exchange Square, Central, Hong Kong and UBS AG, 52/F, Two International Financial Centre, 8 Finance Street, Central, Hong Kong are the representatives of the underwriters.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a company limited by shares and incorporated under the Republic of China Company Law and the Statute of Chunghwa Telecom Co., Ltd. All of our directors and executive officers, our supervisors and some of the experts named in this prospectus are residents of Taiwan and a substantial portion of our assets and the assets of those persons are located in Taiwan. As a result, it may not be possible for investors to effect service of process upon us or those persons within the United States, or to enforce against them judgments obtained in the United States courts, including those predicated upon the civil liability provisions of the federal securities laws of the United States. We have been advised by Baker & McKenzie, our Republic of China counsel, that in their opinion any final judgment obtained against us in any court other than the courts of the Republic of China in connection with any legal suit or proceeding arising out of or relating to the ADSs will be enforced by the courts of the Republic of China without further review of the merits only if the court of the Republic of China in which enforcement is sought is satisfied that:

•	the court rendering the judgment has jurisdiction over the subject matter according to the laws of the Republic of China;

•	the judgment and the court procedure resulting in the judgment are not contrary to the public order or good morals of the Republic of China;

•	if the judgment was rendered by default, we were served within a reasonable period of time in accordance with the laws and regulations of the jurisdiction of the court or process was served on us with judicial assistance of the Republic of China; and

•	judgments at the courts of the Republic of China are recognized and enforceable in the court rendering the judgment on a reciprocal basis.

A party seeking to enforce a foreign judgment in the Republic of China would be required to obtain foreign exchange approval from the Central Bank of China for the payment out of Taiwan of any amounts recovered in connection with the judgment denominated in a currency other than NT dollars if a conversion from NT dollars to a foreign currency is involved.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form F-3 with the SEC under the Securities Act covering the common shares represented by the ADSs offered by this prospectus. This prospectus is a part of that registration statement which includes additional information. A registration statement on Form F-6 has also previously been filed with the SEC to register the ADSs. You should refer to our registration statements and their exhibits and schedules if you would like to find out more about us and about the ADSs and the common shares represented by the ADSs. This prospectus summarizes material provisions of contracts and other documents that we refer to. Since the prospectus may not contain all the information that you may find important, you should review a full text of these documents. We have included copies of these documents as exhibits to our registration statements.

We file annual reports on Form 20-F and periodic reports on Form 6-K with the SEC. You may read and copy any information filed with the SEC at the SEC’s Public Reference Room at 100 Fifth Street, N.E., Room 1580, Washington, D.C. 20549. You can also request copies of the documents, upon payment of a duplicating fee, by writing to the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings are also available to the public from the SEC’s website at www.sec.gov. The SEC website contains reports, proxy and information statements and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. We are required to file annual reports on Form 20-F and submit reports on Form 6-K and other information with the SEC through the EDGAR system. The information contained in the SEC website is not a part of this prospectus.

We will furnish to The Bank of New York, as depositary for the ADSs, our annual reports. We will also furnish the depositary with quarterly reports. When the depositary receives these reports, it will upon our request promptly provide them to all holders of record of ADSs. We also will furnish the depositary with all notices of shareholders’ meeting and other reports and communications in English that we make available to our shareholders. The depositary will make these notices, reports and communications available to holders of ADSs and will upon our request mail to all holders of record of ADSs the information contained in any notice of a shareholders’ meeting it receives. Please see “Description of American Depositary Shares” in this prospectus for further details on the responsibilities of the depositary.

The SEC allows us to “incorporate by reference” into this prospectus the information we file with the SEC. This means that we can disclose important information to you by referring you to another document that we have filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus. Any information that we file later with the SEC and that is deemed or identified by us as being incorporated by reference will automatically update and supersede information in this prospectus. In all such cases, you should rely on the later information over different information included in this prospectus.

This prospectus incorporates by reference the following documents:

•	our annual report on Form 20-F for the fiscal year ended December 31, 2004;

•	our report on Form 6-K filed on July 6, 2005;

•	any annual report on Form 20-F filed by us with the SEC subsequent to the date hereof and prior to the termination of this offering; and

•	any report on Form 6-K submitted by us to the SEC subsequent to the date hereof and prior to the termination of this offering and identified by us as being incorporated by reference into this prospectus.

We will also furnish to each person, including any beneficial owner, to whom a prospectus for this offering is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus. You may request this information, at no cost, by writing or telephoning us at 21-3 Hsinyi Road, Section 1, Taipei,Taiwan, Republic of China, Attention: Finance Division, telephone number 886-2-2344-5488.

VALIDITY OF SECURITIES

The validity of the ADSs and certain legal matters in connection with this offering regarding United States federal securities and New York state law will be passed upon for us by Simpson Thacher & Bartlett LLP. The underwriters are being represented by Sullivan & Cromwell LLP regarding matters of United States federal securities and New York state law. The validity of the common shares represented by the ADSs offered in this offering and certain legal matters as to Republic of China law will be passed upon for us by Baker & McKenzie and Chang & Chang Law Offices and for the underwriters by Lee and Li. Simpson Thacher & Bartlett LLP may rely upon Baker & McKenzie and Chang & Chang Law Offices and Sullivan & Cromwell LLP may rely on Lee and Li with respect to matters governed by Republic of China law.

EXPERTS

The financial statements incorporated in this prospectus by reference to the Company’s annual report on Form 20-F for the year ended December 31, 2004 have been audited by Deloitte & Touche, an independent registered public accounting firm, as stated in their report, which is incorporated in this prospectus by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The offices of Deloitte & Touche are located at 156 Minsheng East Rd., Section 3, 12th Fl., Taipei, Taiwan, Republic of China.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the ADSs offered by this prospectus, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Chunghwa Telecom Co., Ltd.

125,420,424

American Depositary Shares

Representing

1,254,204,240 Common Shares

Goldman Sachs International

Morgan Stanley

UBS Investment Bank

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 8. Indemnification of Directors and Officers

The relationships between the registrant and its directors, supervisors and officers are governed by the Republic of China Civil Code, the Statute of Chunghwa Telecom Co., Ltd., the Republic of China Company Law and the registrant’s Articles of Incorporation. There is no written agreement between the registrant and its directors, supervisors and officers governing the rights and obligations of such parties. Each person who was or is party or is threatened to be made a party to, or is involved in any threatened, pending or completed action, suit or proceeding by reason of the fact that such person is or was the registrant’s director, supervisor or officer, in the absence of willful misconduct or gross negligence on the part of such person in connection with such person’s performance of duties as a director, supervisor or officer, as the case may be, may be indemnified and held harmless by us to the fullest extent permitted by applicable law. However, it is currently unclear under the Republic of China law whether the registrant is obligated to indemnify and hold harmless such directors, supervisors and officers for liabilities incurred in a suit brought under the federal securities laws of the United States.

Item 9. Exhibits

Exhibit Number		Description of Exhibit
1.1	*	Form of Underwriting Agreement.

4.1	*

Form of Deposit Agreement among the Company, and Holders and Beneficial Owners of American Depositary Shares issued thereunder, including the form of American Depositary Shares (incorporated by reference to Exhibit (a) to the Registrant’s Registration Statement on Form F-6 (File No. 333-106416) filed with the Commission on July 15, 2003).

5.1	*	Opinion of Baker & McKenzie, Republic of China counsel to Chunghwa Telecom Co., Ltd., as to the legality of the common shares.

8.1	*	Opinion of Baker & McKenzie, Republic of China counsel to Chunghwa Telecom Co., Ltd., as to Republic of China tax matters (included in Exhibit 5.1).

8.2	*	Opinion of Simpson Thacher & Bartlett LLP, United States counsel to Chunghwa Telecom Co., Ltd., as to United States tax matters.

23.1	*	Consent of Deloitte & Touche.

23.2	*	Consent of Baker & McKenzie (included in Exhibit 5.1).

23.3	*	Consent of Chang & Chang Law Offices.

23.4	*	Consent of Simpson Thacher & Bartlett LLP (included in Exhibit 8.2).

24.1	*	Powers of Attorney.

*	previously filed.

Item 10. Undertakings

(a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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(b) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form F-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Taipei, Taiwan, Republic of China, on August 1, 2005.

CHUNGHWA TELECOM CO., LTD.

By:	/s/ Tan Ho Chen
Name:	Tan Ho Chen
Title:	Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Tan Ho Chen Tan Ho Chen	Chairman and Chief Executive Officer	August 1, 2005

/s/ Hank Han-Chao Wang Hank Han-Chao Wang	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	August 1, 2005

* Shyue-Ching Lu	Director	August 1, 2005

* Oliver F.L. Yu	Director	August 1, 2005

* Yu-Huei Jea	Director	August 1, 2005

* Jeng-Tsuen Liaw	Director	August 1, 2005

* Yen-Pin Wang	Director	August 1, 2005

* Chiu-Kuei Huang	Director	August 1, 2005

* Lo-Ming Chung	Director	August 1, 2005

Chien-Cheng Lin	Director

* Jing-Twen Chen	Director	August 1, 2005

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Signature	Title	Date

* Zse-Hong Tsai	Director	August 1, 2005

* Joyce H.Y. Jen	Director	August 1, 2005

Shih-Peng Tsai	Director

Yauh-Hong Lin	Director

Yen-Chung Lu	Director

* Name: Donald J. Puglisi Title: Managing Director, Puglisi & Associates	U.S. Representative	August 1, 2005

By:	/s/ Tan Ho Chen
Attorney-in-fact

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EXHIBIT INDEX

Exhibit Number		Description of Exhibit
1.1	*	Form of Underwriting Agreement.

4.1	*

Form of Deposit Agreement among the Company, and Holders and Beneficial Owners of American Depositary Shares issued thereunder, including the form of American Depositary Shares (incorporated by reference to Exhibit (a) to the Registrant’s Registration Statement on Form F-6 (File No. 333-106416) filed with the Commission on July 15, 2003).

5.1	*	Opinion of Baker & McKenzie, Republic of China counsel to Chunghwa Telecom Co., Ltd., as to the legality of the common shares.

8.1	*	Opinion of Baker & McKenzie, Republic of China counsel to Chunghwa Telecom Co., Ltd., as to Republic of China tax matters (included in Exhibit 5.1).

8.2	*	Opinion of Simpson Thacher & Bartlett LLP, United States counsel to Chunghwa Telecom Co., Ltd., as to United States tax matters.

23.1	*	Consent of Deloitte & Touche.

23.2	*	Consent of Baker & McKenzie (included in Exhibit 5.1).

23.3	*	Consent of Chang & Chang Law Offices.

23.4	*	Consent of Simpson Thacher & Bartlett LLP (included in Exhibit 8.2).

24.1	*	Powers of Attorney.

*	previously filed.